恒隆集團有限公司
HANG LUNG GROUP LIMITED

04 FEB 19 AM 7:21

Our Ref: SO-058-2004/HLGL

04012945

16th February, 2004

HANG LUNG GROUP

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

Re: Hang Lung Group Limited
Rule 12g3-2(b) Exemption
File No. 82-1439

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Hang Lung Group Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption has been granted.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities under Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (001-852) 2879-0111 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed stamped envelope.

dw 2/19

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Company Secretary

Encl.
EL/rh

File No. 82-1439

Annex A to Letter to the SEC
dated 16th February, 2004 of
Hang Lung Group Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption has been granted.

Description of Document		**Check if Enclosed**
Title:	Return of Allotments	
Date:	as of 9th January, 2003	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	✓
Title:	Notification of Change of Particulars of Secretary	
Date:	as of 15th January, 2003	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	✓
Title:	Notification of Change of Authorized Representative	
Date:	as of 21st January, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 29th January, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance)	✓
Title:	Monthly Return on Movement of Listed Equity Securities	
Date:	as of 31st January, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 6th February, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance)	✓
Title:	Notification of Meeting of Board of Directors at which: (i) an interim dividend is declared; or (ii) a recommendation to do so is made; or (iii) any announcement relating to profits or losses is to be approved for publication	
Date:	as of 10th February, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement	✓

Title: Interim Results Announcement Form
Date: as of 20th February, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title: Enclosing soft copy of Press Announcement of Interim Results
Date: as of 20th February, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title: Notification of Closure of Books
Date: as of 21st February, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title: Press Announcement of Interim Results
Date: as of 21st February, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title: Monthly Return on Movement of Listed Equity Securities
Date: as of 28th February, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title: Enclosing CD-ROM for Publication of Financial Information (relating to Interim Results) on Stock Exchange's website
Date: as of 6th March, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title: Enclosing CD-ROM for Publication of Interim Report on Stock Exchange's website
Date: as of 17th March, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title: Interim Report 2002-2003
Date: for the half year ended 31st December, 2002
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title: Corporate Substantial Shareholder Notice
Date: as of 24th March, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) ✓

Title: Corporate Substantial Shareholder Notice
Date: as of 27th March, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) ✓

Title:	Monthly Return on Movement of Listed Equity Securities	
Date:	as of 31st March, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	Confirmation of No Subsequent Alteration on Announcement of Interim Results	
Date:	as of 1st April, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	Individual Substantial Shareholder Notice	
Date:	as of 1st April, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Securities and Futures Ordinance)	✓
Title:	Press Release of Appointment of Independent Non-Executive Director	
Date:	as of 25th April, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	Notification of Appointment of Independent Non-Executive Director	
Date:	as of 28th April, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	Monthly Return on Movement of Listed Equity Securities	
Date:	as of 30th April, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	Return of Allotments	
Date:	for the period from 11th April, 2003 to 26th May, 2003	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	✓
Title:	Monthly Return on Movement of Listed Equity Securities	
Date:	as of 31st May, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	Monthly Return on Movement of Listed Equity Securities	
Date:	as of 30th June, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	Checklist on Connected Transactions	
Date:	as of 9th July, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓

Title:	Return of Allotments
Date:	for the period from 9th July, 2003 to 21st July, 2003
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong

Title:	Notification of Meeting of Board of Directors at which: (i) a final dividend is declared; or (ii) a recommendation to do so is made; or (iii) any announcement relating to profits or losses is to be approved for publication
Date:	as of 28th July, 2003
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title:	Monthly Return on Movement of Listed Equity Securities
Date:	as of 31st July, 2003
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title:	Return of Allotments
Date:	as of 18th August, 2003
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong

Title:	Final Results Announcement Form
Date:	as of 28th August, 2003
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title:	Enclosing soft copy of Press Announcement of Final Results
Date:	as of 28th August, 2003
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title:	Press Release of Annual Results Announcement
Date:	as of 28th August, 2003
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title:	Notification of Closure of Books
Date:	as of 29th August, 2003
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title:	Press Announcement of Final Results
Date:	as of 29th August, 2003
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title:	Monthly Return on Movement of Listed Equity Securities
Date:	as of 31st August, 2003
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title: Enclosing CD-ROM for Publication of Financial Information (relating to Final Results) on Stock Exchange's website
Date: as of 11th September, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title: Undertaking of Exercising Repurchases Power pursuant to the Repurchase Mandate
Date: as of 16th September, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title: Enclosing draft Repurchase Mandate for approval
Date: as of 19th September, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title: Checklist on Notification Requirements of Issuers' Purchasing their Own Shares on the Stock Exchange
Date: as of 25th September, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title: Return of Allotments
Date: for the period from 29th August, 2003 to 30th September, 2003
Entity Requiring: Companies Registry under Companies Ordinance of Hong Kong ✓

Title: Monthly Return on Movement of Listed Equity Securities
Date: as of 30th September, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title: Notification of Appointment of Director
Date: as of 9th October, 2003
Entity Requiring: Companies Registry under Companies Ordinance of Hong Kong ✓

Title: Notification of Appointment of Independent Non-Executive Director
Date: as of 10th October, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title: Enclosing soft copy of Notice of Annual General Meeting
Date: as of 20th October, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title: Confirmation of No Subsequent Alteration on Announcement of Final Results
Date: as of 21st October, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title:	Enclosing soft copy of Circular re: Notice of Annual General Meeting and Repurchase Mandate	
Date:	as of 21st October, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	Press Announcement of Notice of Annual General Meeting	
Date:	as of 21st October, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	Circular re: Notice of Annual General Meeting and Repurchase Mandate	
Date:	as of 21st October, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	Enclosing soft copy of 2002/03 Annual Report	
Date:	as of 21st October, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	2002/03 Annual Report	
Date:	for the year ended 30th June, 2003	
Entity Requiring	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	Enclosing soft copy of Press Announcement of Appointment of Independent Non-Executive Director	
Date:	as of 21st October, 2003	
Entity Requiring	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	Press Announcement of Appointment of Independent Non-Executive Director	
Date:	as of 22nd October, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title:	Return of Allotments	
Date:	for the period from 6th October, 2003 to 29th October, 2003	✓
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	
Title:	Monthly Return on Movement of Listed Equity Securities	
Date:	as of 31st October, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓

Title: Enclosing Form B re: the newly appointed Independent Non-Executive Director
Date: as of 6th November, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title: Year 2003 Annual Return
Date: 13th November, 2003
Entity Requiring: Companies Registry under Companies Ordinance of Hong Kong

Title: Return of Allotments
Date: for the period from 3rd November, 2003 to 14th November, 2003
Entity Requiring: Companies Registry under Companies Ordinance of Hong Kong

Title: Enclosing Special Resolutions passed at Annual General Meeting ("AGM") and Extract from Minutes of AGM and Circular re: Notice of AGM and Repurchase Mandate
Date: 24th November, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title: Notification of Change of Particulars of Director
Date: as of 25th November, 2003
Entity Requiring: Companies Registry under Companies Ordinance of Hong Kong

Title: Monthly Return on Movement of Listed Equity Securities
Date: as of 30th November, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title: Return of Allotments
Date: for the period from 4th December, 2003 to 29th December, 2003
Entity Requiring: Companies Registry under Companies Ordinance of Hong Kong

Title: Monthly Return on Movement of Listed Equity Securities
Date: as of 31st December, 2003
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Companies Registry
公司註冊處

04 FEB 19 AM 7:21

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年	to 至	DD 日	MM 月	YYYY 年
09	01	2003				

3 Totals of this Allotment 此股份分配的總款額：-

Nominal Amount Paid and Payable
已繳及應繳的總面額

HKD 75,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]

HKD 384,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額（包括此分配）

HKD 1,324,277,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
Ordinary	HKD	75,000	1.00	6.12	0.00	5.12	384,000.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0089
Deadline: 05/03/2003

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

28/01/2003 II487225
CR No. : -006206-
Sh. Form : SC1

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A						

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
Su Chuen MONG 孟淑娟 N/A	c/o 28/F., Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong	75,000		
	Total Shares Allotted by Class 各類股份分配總額	75,000		

Signed 簽名：

Name 姓名： Robin Sik Wing CHING

~~Director 董事~~／Secretary 秘書

Date 日期： 28th January, 2003

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Type of Change 更改事項

☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 | Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 | Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 | MM 月 | YYYY 年

Date 日期 | Alternate To 替代

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0088
Deadline: 28/01/2003

For Official Use
請勿填寫本欄

收件日期 RECEIVED
16 -01- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號: 6206

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 (DD 日 / MM 月 / YYYY 年)
Change of address of secretary	15 / 01 / 2003

Existing Name 現用姓名: CHING Robin Sik Wing 程 式榮

Name／New Name 姓名／新姓名: N/A

Surname 姓氏 | Other names 名字

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: C1, 34th Floor, Beverly Hill, 6 Broadwood Road, Happy Valley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A875236(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(Robin Sik Wing CHING) Date 日期： 15th January, 2003

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

恒隆集團有限公司
HANG LUNG GROUP LIMITED

04 FEB 19 AM 7:21

Our Ref: SO-027-2003/HLG

21st January, 2003

HANG LUNG GROUP

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Attention: Mr. Joseph Wan

Dear Sirs,

Change of Authorised Representative

Please be advised that Mr. Nelson Wai Leung YUEN had resigned his role as Authorised Representative of the Company and Mr. Terry Sze Yuen NG was appointed in his place with immediate effect pursuant to Rule 2.11 of the Exchange Listing Rules.

The relevant details of Mr. Ng prescribed in Rule 3.06(1) thereof are as follows:

Telephone:	(Office)	28790188
	(Home)	28902868
Facsimile:	(Office)	28686030
	(Home)	28902002

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

RSWC./EL/rh

ef. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME **HANG LUNG GROUP LIMITED** STOCK CODE **10**

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

) Relevant share capital in listed company to which notification relates: CURRENCY **HK$** CLASS **ORDINARY** DESCRIPTION BY NOMINAL VALUE **HK$1.00**

) Identification of corporation making disclosure

FULL NAME **COLE LIMITED** BUSINESS REGISTRATION NO. **N/A**

ADDRESS OF REGISTERED OFFICE **33/37 ATHOL STREET, DOUGLAS, ISLE OF MAN**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG **N/A**

PLACE OF INCORPORATION **ISLE OF MAN** LISTED ON SEHK **NO**

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) **HO TUEN YEE, BELINDA** CONTACT PHONE NO. **2576 6800**

) Information disclosed pursuant to Part II of the Ordinance. DAY MONTH YEAR

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. **29** **01** **2003**

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s) 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐

) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. **476,834,580**

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. **476,834,580**

ote: Please also fill in Page 2 for the completion of this disclosure.

:\My Documents\RH\SDI\SDI-HLG.doc

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

'AILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
LAND ENTERPRISES LIMITED	**PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS.**	**44,800,000**
IGSWICK INVESTMENT LIMITED	**PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS.**	**93,000,000**

Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
LE LIMITED	**N/A**	**33/37 ATHOL STREET, DOUGLAS, ISLE OF MAN.**	**175,915,580**
SCC NOMINEES LIMITED	**N/A**	**1 QUEEN'S ROAD CENTRAL, HONG KONG.**	**132,119,000**
LAND ENTERPRISES LIMITED	**N/A**	**P.O. BOX 3149, ROAD TOWN, PASEA ESTATE, TORTOLA, BRITISH VIRGIN ISLANDS.**	**11,800,000**
IGSWICK INVESTMENT LIMITED	**N/A**	**P.O. BOX 3149, ROAD TOWN, PASEA ESTATE, TORTOLA, BRITISH VIRGIN ISLANDS.**	**3,000,000**
S (HONG KONG) NOMINEES LTD.	**N/A**	**25/F., ONE EXCHANGE SQUARE, CENTRAL, HONG KONG.**	**18,000,000**
M NOMINEES (HK) LTD.	**N/A**	**1/F., FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG.**	**19,000,000**

KIANG FIRST BANK (NOMINEES) TED	N/A	1/F., CHEKIANG FIRST BANK CENTRE, 1 DUDDELL STREET, CENTRAL, HONG KONG.	22,000,000
NOMINEES (HONG KONG) LIMITED	N/A	1 QUEEN'S ROAD CENTRAL, HONG KONG.	35,000,000
SFORD NOMINEES LIMITED	N/A	G.P.O. BOX 199, HONG KONG.	60,000,000

se continue on separate sheet if insufficient space available.)

HORIZED SIGNATORY

name: **HO TUEN YEE, BELINDA** Position held at the company: **DIRECTOR**

re signing this notice form, the signatory should make sure all the information disclosed herein is correct, he signatory has the necessary authority to make disclosure for the company.

Signature: [signature] Date: **07** (Day) **02** (Month) **2003** (Year)

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st January, 2003

04 FEB 19 AM 7:21

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 4th February, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______________
4. Warrants : please specify : ______________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______________)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,324,202,242		
Increase/(Decrease) during the month	75,000		
Balance at close of the month :	1,324,277,242		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____	Per	attached				
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price: HK$* ____ 2.______ *Subscription price: HK$* ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ________________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretar

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	10,080,000	Nil	75,000	75,000	9,930,000	75,000
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	250,000	Nil	Nil	Nil	250,000	65,000
- Exercise price: HK$6.87	350,000	Nil	Nil	200,000	150,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

31

31

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME **HANG LUNG GROUP LIMITED** STOCK CODE **10**

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

Relevant share capital in listed company to which notification relates: CURRENCY **HK$** CLASS **ORDINARY** DESCRIPTION BY NOMINAL VALUE **HK$1.00**

Identification of corporation making disclosure

FULL NAME	**COLE LIMITED**	BUSINESS REGISTRATION NO.	**N/A**
ADDRESS OF REGISTERED OFFICE	**33/37 ATHOL STREET, DOUGLAS, ISLE OF MAN**		
ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG	**N/A**		
PLACE OF INCORPORATION	**ISLE OF MAN**	LISTED ON SEHK	**NO**
NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First)	**HO TUEN YEE, BELINDA**	CONTACT PHONE NO.	**2576 6800**

Information disclosed pursuant to Part II of the Ordinance.

	DAY	MONTH	YEAR
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.	**06**	**02**	**2003**

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s) 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☑ 7 ☐

Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. **476,834,580**

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. **476,834,580**

e: Please also fill in Page 2 for the completion of this disclosure.

y Documents\RH\SDI\SDI-HLG.doc

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

ILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
AND ENTERPRISES LIMITED	**PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS.**	**44,800,000**
IGSWICK INVESTMENT LIMITED	**PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS.**	**93,000,000**

Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
LE LIMITED	**N/A**	**33/37 ATHOL STREET, DOUGLAS, ISLE OF MAN.**	**192,996,580**
SCC NOMINEES LIMITED	**N/A**	**1 QUEEN'S ROAD CENTRAL, HONG KONG.**	**115,038,000**
LAND ENTERPRISES LIMITED	**N/A**	**P.O. BOX 3149, ROAD TOWN, PASEA ESTATE, TORTOLA, BRITISH VIRGIN ISLANDS.**	**11,800,000**
NGSWICK INVESTMENT LIMITED	**N/A**	**P.O. BOX 3149, ROAD TOWN, PASEA ESTATE, TORTOLA, BRITISH VIRGIN ISLANDS.**	**3,000,000**
S (HONG KONG) NOMINEES LTD.	**N/A**	**25/F., ONE EXCHANGE SQUARE, CENTRAL, HONG KONG.**	**18,000,000**
M NOMINEES (HK) LTD.	**N/A**	**1/F., FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG.**	**19,000,000**

KIANG FIRST BANK (NOMINEES) TED	N/A	1/F., CHEKIANG FIRST BANK CENTRE, 1 DUDDELL STREET, CENTRAL, HONG KONG.	22,000,000
C NOMINEES (HONG KONG) LIMITED	N/A	1 QUEEN'S ROAD CENTRAL, HONG KONG.	35,000,000
SFORD NOMINEES LIMITED	N/A	G.P.O. BOX 199, HONG KONG.	60,000,000

e continue on separate sheet if insufficient space available.)

HORIZED SIGNATORY

name: **HO TUEN YEE, BELINDA** Position held at the company: **DIRECTOR**

e signing this notice form, the signatory should make sure all the information disclosed herein is correct, e signatory has the necessary authority to make disclosure for the company.

Signature: [signature] Date: **12** (Day) **02** (Month) **2003** (Year)

04 FEB 19 AM 7:21

Our Ref: SO-041-2003/HLGL

10th February, 2003

Listing Division,
The Stock Exchange of
Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Interim Results
for Six Months Ended 31st December, 2002

Please be informed that a Board Meeting of our Company will be held on Thursday, 20th February, 2003 at 10:30 a.m. to consider the results in respect of the first six months ended 31st December, 2002 and to declare the payment of an interim dividend for the year ending 30th June, 2003. You will be notified of the results and decisions as soon as possible after the meeting.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

RsC/el

Your Ref: ACK21474/2002
Our Ref : SO-055-2003/HLGL

20th February, 2003

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

By Fax & By Hand
(Fax no.2523-1254)

Attn: Ms. Jane Shum

Dear Sirs,

Re: Interim Dividend for Six Months Ended 31st December, 2002

Please be informed that at a Directors' Meeting of the Company held on 20th February, 2003, the board has resolved to declare an interim dividend of 12 cents per share to be paid on 25th April, 2003 to shareholders registered as of 17th April, 2003. The Register of Members will be closed from Tuesday, 15th April, 2003 to Thursday, 17th April, 2003, both days inclusive.

As requested in your letter dated 11th February, 2003, we enclose herewith the completed Results Announcement Form for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S. W. Ching
Secretary

Encl.

RsC/el

Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Hang Lung Group Limited (Name of Company/Representative Company)
No. of pages: 2

Robin Ching (Responsible Official)
2879-0370 (Contact Telephone Number)
20th February, 2003 Date

Name of listed company : HANG LUNG GROUP LIMITED

Year end date : 30/06/03

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☐ Unqualified ☒ N/A

Review of interim report (if applicable) by
☒ Audit committee
Auditors
☐ Neither of the above

		(~~Audited~~/Unaudited*) Current Period from 1/7/02 to 31/12/02 (HK$)million		(~~Audited~~/Unaudited*) Last Corresponding Period from 1/7/01 to 31/12/01 (HK$)million
Turnover (Note I)	:	1,851.0		1,615.0
Profit/(~~Loss~~) from Operations (Note III)	:	809.6		859.1
Finance cost	:	(179.1)		(181.0)
Share of Profit / (Loss) of Associates	:	-		-
Share of Profit / (~~Loss~~) of Jointly Controlled Entities	:	3.2		14.2
Profit / (~~Loss~~) after Taxation & MI	:	295.4		300.4
% Change over Last Period	:	-1.7 %		
EPS / (~~LPS~~) - Basic (Note)	:	22.3¢		22.7¢
- Diluted	:	N/A		N/A
Extraordinary ("ETD") Gain / (Loss)	:	-		-
Profit / (~~Loss~~) after ETD Items	:	295.4		300.4
Interim / ~~Final~~ Dividend per Share	:	12¢		12¢
(specify if with other options)	:	Nil		Nil
B / C Dates for Interim / ~~Final~~* Dividend	:	15/4/2003	to	17/4/2003 bdi.
Payable Date	:	25/4/2003		
B / C Dates for (______) General Meeting	:	N/A	to	bdi.
Other Distribution for Current Period	:	Nil		
B / C Date for Other Distribution	:	N/A	to	bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
HANG LUNG GROUP LIMITED

Signature : [signature]
Name : Robin Ching

Hang Lung Group Limited

Note

The calculation of earnings per share is based on the net profit attributable to shareholders of HK$295.4 million (2001: HK$300.4 million) and the weighted average number of 1,323.9 million (2001: 1,322.7 million) shares in issue during the period.

Our Ref: SO-057-2003/HLGL

20th February, 2003

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Dear Sirs,

Press announcement re Interim Results

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Esther Li on telephone no. 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

Our Ref: SO-060-2003/HLGL

21st February, 2003

Listing Division,
The Stock Exchange of
Hong Kong Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Closure of Books**
- Hang Lung Group Limited
- Hang Lung Properties Limited

Please be informed that the Registers of Members of the above 2 companies will be closed from Tuesday, 15th April, 2003 to Thursday, 17th April, 2003, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published today in South China Morning Post and Hong Kong Economic Times.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

RsC/el

Our Ref: SO-061-2003/HLGL

21st February, 2003

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Press Announcement in respect of Interim Results

Further to our letters dated 20th February, 2003, we have pleasure in enclosing herewith the original form and seven copies of our press announcement in respect of interim results for Hang Lung Group Limited and Hang Lung Properties Limited, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

恒隆集團 HANG LUNG GROUP

Total Assets	HK$48,745 million
Turnover	HK$1,851 million
Net Profit	HK$295 million
Earnings per Share	22.3 cents
Interim Dividend	12 cents

恒隆集團有限公司
HANG LUNG GROUP LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2002 (UNAUDITED)

	Note	2002 HK$Million	2001 HK$Million
Turnover	2	1,851.0	1,615.0
Other revenue		54.6	81.7
Direct costs and operating expenses		(1,029.9)	(768.5)
Administrative expenses		(66.1)	(71.1)
Profit from operations before finance costs		809.6	859.1
Finance costs	3	(179.1)	(181.0)
Operating profit	3	630.5	678.1
Share of results of jointly controlled entities		3.2	14.2
Profit before taxation	2(a)	633.7	692.3
Taxation	4	(59.0)	(64.4)
Profit after taxation		574.7	627.9
Minority interests		(279.3)	(327.5)
Net profit attributable to shareholders		295.4	300.4
Interim dividend at 12¢ (2001: 12¢) per share		158.9	158.8
Earnings per share	5	22.3¢	22.7¢

Notes:

1. The interim results have not been audited.
2. Segment information

	Segment revenue 2002 HK$Million	Segment revenue 2001 HK$Million	Segment results 2002 HK$Million	Segment results 2001 HK$Million
(a) Business segment				
Property sales	[illegible]	413.6	[illegible]	86.0
Property leasing	[illegible]	1,072.2	[illegible]	798.4
Hotel owning and management *(Note)*	[illegible]	118.4	[illegible]	20.9
Other operations	[illegible]	11.6	[illegible]	(16.5)
	[illegible]	1,615.8	[illegible]	888.8
Inter-segment - property leasing	[illegible]	(0.8)	[illegible]	—
	[illegible]	1,615.0	[illegible]	888.8
Interest income			[illegible]	61.4
Administrative expenses			[illegible]	(71.1)
Finance costs			[illegible]	(181.0)
Operating profit			[illegible]	678.1
Share of results of jointly controlled entities				
Property sales			[illegible]	1.1
Property leasing			[illegible]	16.2
Other operations			[illegible]	(3.1)
Profit before taxation			[illegible]	692.3

Note: Hotel operations have ceased with effect from 31 December 2002.

	Segment revenue 2002 HK$Million	Segment revenue 2001 HK$Million	Segment results 2002 HK$Million	Segment results 2001 HK$Million
(b) Geographical segment				
Hong Kong	[illegible]	1,394.9	[illegible]	779.4
Mainland China	[illegible]	220.1	[illegible]	89.4
	[illegible]	1,615.0	[illegible]	868.8

3. Operating profit is arrived at after charging:

	2002 HK$Million	2001 HK$Million
Finance costs		
Interest on borrowings	[illegible]	283.2
Other ancillary borrowing costs	[illegible]	14.7
Total borrowing costs	[illegible]	297.9
Less: Borrowing costs capitalised	[illegible]	(116.9)
	[illegible]	181.0
Included in cost of property sales:		
Cost of inventories	[illegible]	134.5
Cost of investment properties	[illegible]	212.9
Depreciation	[illegible]	28.7
and after crediting:		
Net realised and unrealised gains/(losses) on listed investments	[illegible]	(34.8)

4. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. No provision has been made for PRC income tax for the period as tax allowances are available to offset PRC taxable income for the period. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2002 HK$Million	2001 HK$Million
Group		
Hong Kong	[illegible]	61.8
Jointly controlled entities		
Hong Kong	[illegible]	2.6
	[illegible]	64.4

5. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$295.4 million (2001: HK$300.4 million) and the weighted average number of 1,323.9 million (2001: 1,322.7 million) shares in issue during the period.

No diluted earnings per share is presented for both periods as the Company's share options did not give rise to any dilution.

Highlights

- The occupation permit for New Haven was issued in December 2002 and over 400 units or 60% had been sold.
- Leasing of our two Shanghai properties, Plaza 66 and The Grand Gateway, continued to perform extremely well.
- Nearly half of the 54 duplex units at The Summit were let since its launch in June last year.
- Grand Tower Hotel has undergone renovations for conversion into an office and commercial complex and is expected to complete in the second half of 2003. Grand Plaza Hotel has changed its operations to service apartments.
- Projects under development, including The HarbourSide above the Airport Railway Kowloon Station, Hing Wah Street West, Hoi Fai Road and Hau Man Street projects are progressing on schedule.
- The Group's consolidated net bank borrowings (after deducting cash and bank deposits) totalled HK$7,535 million compared to HK$5,800 million at 30 June 2002. The increase is mainly due to capital expenditure of the Group's property projects.

Publication of Results Announcement

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, www.hanglung.com.

Book Close Dates

Book close dates (both days inclusive)	15 April 2003 to 17 April 2003
Latest time to lodge transfers	4:00 p.m. on 14 April 2003
Interim dividend payment date	25 April 2003

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 20 February 2003

恒隆地產 HANG LUNG PROPERTIES

Total Assets	HK$41,611 million
Turnover	HK$1,074 million
Net Profit	HK$547 million
Earnings per Ordinary Share	18.9 cents
Interim Ordinary Dividend	11 cents

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2002 (UNAUDITED)

	Note	2002 HK$Million	2001 HK$Million
Turnover	2	1,074.0	1,242.6
Other revenue		48.3	55.6
Direct costs and operating expenses		(331.9)	(441.8)
Administrative expenses		(42.4)	(39.5)
Profit from operations before finance costs		748.0	816.9
Finance costs	3	(138.4)	(116.5)
Operating profit	3	609.6	700.4
Share of results of jointly controlled entities		36.5	29.2
Profit before taxation	2(a)	646.1	729.6
Taxation	4	(57.6)	(61.7)
Profit after taxation		588.5	667.9
Minority interests		(17.8)	(9.9)
		570.7	658.0
Preference dividend	5	(24.1)	(24.1)
Net profit attributable to ordinary shareholders		546.6	633.9
Interim dividend at 11¢ (2001: 11¢) per ordinary share		317.8	317.8
Earnings per ordinary share	6		
Basic		18.9¢	21.9¢
Diluted		18.5¢	—

Notes:

1. The interim results have not been audited.
2. Segment information

	Segment revenue 2002 HK$Million	Segment revenue 2001 HK$Million	Segment results 2002 HK$Million	Segment results 2001 HK$Million
(a) Business segment				
Property leasing	[illegible]	936.8	[illegible]	717.1
Property sales - investment properties	[illegible]	305.8	[illegible]	83.7
	[illegible]	1,242.6	[illegible]	800.8
Other income *(Note)*			[illegible]	55.8
Administrative expenses			[illegible]	(39.5)
Finance costs			[illegible]	(116.5)
Operating profit			[illegible]	700.4
Share of results of jointly controlled entities - property leasing			[illegible]	29.2
Profit before taxation			[illegible]	729.6

Note: Other income includes hotel results of HK$1.5 million, the operations of which have ceased with effect from 31 December 2002.

	Segment revenue 2002 HK$Million	Segment revenue 2001 HK$Million	Segment results 2002 HK$Million	Segment results 2001 HK$Million
(b) Geographical segment				
Group				
Hong Kong	[illegible]	1,154.8	[illegible]	753.7
Mainland China	[illegible]	87.8	[illegible]	47.1
	[illegible]	1,242.6	[illegible]	800.8
Jointly controlled entities				
Hong Kong			[illegible]	15.4
Mainland China			[illegible]	13.8
			[illegible]	29.2

3. Operating profit is arrived at after charging:

	2002 HK$Million	2001 HK$Million
Finance costs		
Interest on borrowings	[illegible]	224.5
Other ancillary borrowing costs	[illegible]	8.9
Total borrowing costs	[illegible]	233.4
Less: Borrowing costs capitalised	[illegible]	(116.9)
	[illegible]	116.5
Cost of investment properties sold	[illegible]	212.9
Depreciation	[illegible]	14.7
and after crediting:		
Interest income	[illegible]	55.6

4. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. No provision has been made for PRC income tax for the period as tax allowances are available to offset PRC taxable income for the period. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2002 HK$Million	2001 HK$Million
Group		
Hong Kong	[illegible]	59.5
Jointly controlled entities		
Hong Kong	[illegible]	2.2
	[illegible]	61.7

5. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2002.
6. (a) The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$546.6 million (2001: HK$633.9 million) and the weighted average number of 2,889.3 million (2001: 2,890.3 million) ordinary shares in issue during the period.
   (b) The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of HK$606.8 million and the weighted average number of 3,272.7 million ordinary shares after adjusting for the effects of all dilutive potential ordinary shares. No diluted earnings per ordinary share is presented for last period as the Company's convertible cumulative preference shares did not give rise to any dilution.

Highlights

- Despite the decrease in rental income from Hong Kong, total rental income continued to benefit from the contributions of Plaza 66 and The Grand Gateway - the Group's two Shanghai projects.
- Nearly half of the 54 duplex units at The Summit were let since its launch in June last year.
- Following the acquisition by the Group in October 2002, Grand Tower Hotel has undergone renovations for conversion into an office and commercial complex and is expected to complete in the second half of 2003. Grand Plaza Hotel has changed its operations to service apartments.
- Projects under development, including The HarbourSide above the Airport Railway Kowloon Station, Hing Wah Street West, Hoi Fai Road and Hau Man Street projects are progressing on schedule.
- The Group's consolidated net bank borrowings (after deducting cash and bank deposits) totalled HK$5,728 million compared to HK$3,226 million at 30 June 2002. The increase is mainly due to capital expenditure of the Group's property projects and the acquisition of Grand Hotel Holdings Limited in October 2002.

Publication of Results Announcement

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, www.hanglung.com.

Book Close Dates

Book close dates (both days inclusive)	15 April 2003 to 17 April 2003
Latest time to lodge transfers	4:00 p.m. on 14 April 2003
Interim ordinary dividend payment date	25 April 2003

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 20 February 2003

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 28th February, 2003

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 3rd March, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,324,277,242		
Increase/(Decrease) during the month	0		
Balance at close of the month :	1,324,277,242		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______ 2.________ Exercise price: HK$ ______	Per	attached				
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ Subscription price: HK$ ______ 2.________ Subscription price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						============

Authorised Signatory:

Remarks : ______________________

____

Name : Esther Li

Title : Assistant Co. Secretar

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market

SHARE OPTIONS	**SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH**	**MOVEMENT DURING THE MONTH**			**SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH**	**NO. OF NEW SHARES ARISING THERE-FROM**
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	9,930,000	Nil	Nil	Nil	9,930,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	250,000	Nil	Nil	Nil	250,000	Nil
- Exercise price: HK$6.87	150,000	Nil	Nil	Nil	150,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Our Ref: SO-077-2003/HLGL

6th March, 2003

E-Business & Information Services,
Hong Kong Exchange and Clearing Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Hang Lung Group Limited
Publication of financial information
for the interim period ended 31st December, 2002
required by paragraph 46(8) of Appendix 16
of the Main Board Listing Rules

We hereby submit to you the enclosed CD-ROM of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any query, please contact the undersigned on telephone no. 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Esther Li
Assistant Company Secretary

Encl.

c.c. Listing Division, SEHKL

Our Ref: SO-080-2003/HLGL

17th March, 2003

E-Business & Information Services,
Hong Kong Exchange and Clearing Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Hang Lung Group Limited
Publication of Interim Report 2002-2003

We hereby submit to you the enclosed CD-ROM of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any query, please contact Esther Li on telephone no. 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

c.c. Listing Division, SEHKL

04 FEB 19 AM 7:21

恒隆集團
HANG LUNG GROUP

恒隆集團有限公司

HANG LUNG GROUP LIMITED

Interim Report 2002-2003

Corporate Information

DIRECTORS

Ronnie C. Chan *(Chairman)*
S.S. Yin *(Vice Chairman)* *
Nelson W.L. Yuen *(Managing Director)*
Gerald L. Chan #
Laura L.Y. Chen #
H.K. Cheng, *GBS, JP* *
Wilfred S.L. Ho *(Executive Director)*
Simon S.O. Ip, *JP* *
Terry S.Y. Ng *(Executive Director)*

Non-Executive Director
* *Independent Non-Executive Director*

AUDIT COMMITTEE

Simon S.O. Ip, *JP (Chairman)*
Laura L.Y. Chen
H.K. Cheng, *GBS, JP*

AUTHORISED REPRESENTATIVES

Terry S.Y. Ng
Robin S.W. Ching

COMPANY SECRETARY

Robin S.W. Ching

REGISTERED OFFICE

28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Tel : 2879 0111
Fax : 2868 6086

INTERNET ADDRESS

Website : http://www.hanglung.com
Email address : HLGroup@hanglung.com

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : 2862 8628
Fax : 2529 6087

CHAIRMAN'S STATEMENT

RESULTS AND DIVIDEND

In the six months ended 31 December 2002, turnover increased 14.6% to $1,851 million. Net profit attributable to shareholders decreased 1.7% to $295.4 million. Earnings per share was 22.3 cents, 1.8% lower than the previous period. Your Board has declared an interim dividend of 12 cents per share payable on 25 April 2003 to shareholders of record on 17 April 2003. This is the same as last period.

OPERATIONS REVIEW

Turnover increased by almost 15% as a result of sales of the newly completed development New Haven in Tsuen Wan. Profit margin however was very thin. At the more profitable project Garden Terrace which was previously held through our major subsidiary Hang Lung Properties (HLP) for investment purposes, less units were sold than the comparable period before. As a result, profit from sales activities actually shrunk.

Property leasing, again through HLP, fared better as both turnover and profit held steady compared to the year before. The numbers for Hong Kong fell slightly while those for Shanghai improved significantly.

In October, we sold our shares in Grand Hotel Holdings to HLP. The transaction was enthusiastically endorsed by shareholders of all three public companies. This is a sign that a win-win formula was found for all parties.

PROSPECTS

Last November, the government announced a 9-point package to hopefully restore confidence in and stabilize the property market. Eight of the measures were nothing more than the removal of previously anti-free market practices. Although they are welcomed, the nature of the changes dictates that they will not bring quick results. The ninth measure of yet another land sale moratorium – this time for 13 months as opposed to the one in July 1998 which lasted 9 months – is altogether anti-free market. The measure is not fair to prudent companies like ours which did not chase prices. Nevertheless, it is perhaps the only one of the nine measures which can prevent real estate prices from falling further. Whatever the case, our view is that the overall effect of the package is minimal, but that the market is on balance better off with it than without.

The fact of the matter is that the prolonged and severe drop in property prices is only one of the contributing factors to Hong Kong's economic woes. Deflation, for example, is recalcitrant. The Asian Crisis has severely damaged our economy just as it has done to our neighbors including Taiwan and Singapore. Many more years will be required for its effects to work themselves through. Recent slowdowns in all our major trading partners – Europe, Japan and the U.S. – are adding salt to the wound. We should brace ourselves for a much longer winter than was previously thought by some.

Ronnie C. Chan
Chairman

Hong Kong, 20 February 2003

Management Discussion and Analysis

OVERVIEW

Turnover increased 14.6% to HK$1,851 million for the six months ended 31 December 2002. The increase mainly comes from the sales of 68 units at New Haven and 5 units at Garden Terrace. Our two Shanghai properties, Plaza 66 and The Grand Gateway, have mitigated the decrease in rentals in Hong Kong.

Finance costs remained at a similar level to that of the last period.

Net profit attributable to shareholders decreased 1.7% to HK$295.4 million.

Your Board has declared an interim dividend of 12 cents per share payable on 25 April 2003 to shareholders of record on 17 April 2003.

PROPERTY DEVELOPMENT

The occupation permit for New Haven was issued in December 2002 and over 400 units, or 60% of the development, has been sold.

Projects under development, including The HarbourSide above the Airport Railway Kowloon Station, Hing Wah Street West, Hoi Fai Road and Hau Man Street projects, are progressing on schedule.

PROPERTY LEASING

Despite rental income from Hong Kong decreased as compared to the last period, total rental income continued to benefit from the contribution of Plaza 66 and The Grand Gateway – the Group's two Shanghai projects.

Hong Kong

Nearly half of the 54 units at The Summit – a prime development that comprises 52 luxury duplex units and 2 double duplex units – have been let since its launch in June last year.

Grand Tower Hotel has undergone renovation for conversion into an office and commercial complex and is expected to be completed in the second half of 2003. Grand Plaza Hotel has changed its operation to service apartment.

Shanghai

By the end of December, the 101,900 sq.m. retail complex of The Grand Gateway, the largest modern shopping mall in Shanghai, was fully leased. The 32,300 sq.m. residential tower I was almost fully leased. Construction of additional four towers – residential tower II, office tower I and II, and service apartments – has commenced.

The 52,000 sq.m. mall at Plaza 66, our tallest and most prestigious project in Puxi, Shanghai, was fully leased. The ground level features one of the biggest collections of international fashion labels in the city and is attracting high customer traffic. Its 66-storey 78,000 sq.m. office tower I is fully leased and is occupied mostly by major multinational companies. Construction of the 81,000 sq.m. office tower II will begin soon.

FINANCE

The Group's consolidated net bank borrowings (after deducting cash and bank deposits) totaled HK$7,535 million compared to HK$5,800 million at 30 June 2002. The increase is mainly due to capital expenditure of the Group's property projects.

Purchase, Sale or Redemption of Listed Securities

During the accounting period, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities.

Directors' Interests in Shares

As at 31 December 2002, the interests of each director and their associates in the issued share capital of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies are set out on Table 1.

During the accounting period, none of the directors and their respective spouses and children under 18 years of age had been granted any rights to subscribe for equity or debt securities of the Company.

Substantial Shareholder's Interests in Shares

As at 31 December 2002, the interests of every person, other than directors of the Company, in the issued share capital of the Company as recorded in the register required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance are set out on Table 2.

TABLE 1: DIRECTORS' INTERESTS IN SHARES

The Company

	Shares of HK$1.00 each				Share Options
	Personal Interests	Family Interests	Corporate Interests	Other Interests	Personal Interests
Ronnie C. Chan	–	–	–	–	–
S.S. Yin	–	–	–	–	–
Nelson W.L. Yuen	–	–	–	–	2,500,000 (Note 2)
Gerald L. Chan	–	–	–	339,034,580 (Note 1)	–
Laura L.Y. Chen	–	–	–	–	–
H.K. Cheng	–	–	–	–	–
Wilfred S.L. Ho	–	–	–	–	1,250,000 (Note 2)
Simon S.O. Ip	–	–	–	–	–
Terry S.Y. Ng	–	–	–	–	1,250,000 (Note 3)

Hang Lung Properties Limited

	Ordinary Shares of HK$1.00 each			
	Personal Interests	Family Interests	Corporate Interests	Other Interests
Ronnie C. Chan	–	–	–	–
S.S. Yin	–	–	–	–
Nelson W.L. Yuen	–	–	–	–
Gerald L. Chan	–	–	–	–
Laura L.Y. Chen	–	–	–	–
H.K. Cheng	–	–	–	–
Wilfred S.L. Ho	–	–	–	–
Simon S.O. Ip	–	–	–	–
Terry S.Y. Ng	–	–	–	–

Grand Hotel Holdings Limited

	'A' Shares of HK$0.10 each and 'B' Shares of HK$0.01 each			
	Personal Interests	Family Interests	Corporate Interests	Other Interests
Ronnie C. Chan	–	–	–	–
S.S. Yin	–	–	–	–
Nelson W.L. Yuen	–	–	–	–
Gerald L. Chan	–	–	–	–
Laura L.Y. Chen	–	–	–	–
H.K. Cheng	–	–	–	–
Wilfred S.L. Ho	–	–	–	–
Simon S.O. Ip	–	–	–	–
Terry S.Y. Ng	–	–	–	–

Notes

1. These shares were held by a trust of which associate of Mr. Gerald L. Chan is a member of a wide class of discretionary objects.

2. These share options were granted to the named directors on 24 February 2000 under the Share Option Scheme of the Company at exercise price of HK$6.12 per share, exercisable in 3 tranches, i.e. 20% from 24 February 2001, 30% from 24 February 2002 and 50% from 24 February 2003, all expiring on 23 February 2010.

3. The share option was granted on 1 November 2001 under the Share Option Scheme of the Company at exercise price of HK$5.87 per share, exercisable in 3 tranches, i.e. 20% from 1 November 2002, 30% from 1 November 2003 and 50% from 1 November 2004 , all expiring on 31 October 2011.

4. The exercise periods of the above-mentioned Share Options are subject to change by the Board at its discretion to an earlier but not a later date.

5. During the accounting period, none of the above-mentioned directors has exercised options to subscribe for shares under the Share Option Scheme.

TABLE 2: SUBSTANTIAL SHAREHOLDER'S INTERESTS IN SHARES

	Number of Shares Held
Cole Limited	476,834,580 (Note)

Note

These shares had included the 339,034,580 shares held by a trust of which associate of Mr. Gerald L. Chan is a member of a wide class of discretionary objects (as referred to in Note 1 of Table 1).

Corporate Governance

The Company is committed to a high standard of corporate governance. During the six months period ended 31 December 2002, the principles of corporate governance adopted by the Company were in line with the corporate governance statement set out in our 2001/02 Annual Report which included, inter alia, the Board and the Executive Committee, systems of internal control and financial reporting, and code of conduct for employees of the Company.

AUDIT COMMITTEE

The Audit Committee comprises two independent non-executive directors and one non-executive director. It has reviewed this interim report, including the unaudited interim financial statements for the six months ended 31 December 2002 which were not required to be audited, and has recommended their adoption by the Board.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Condensed Consolidated Income Statement

For the six months ended 31 December 2002 (Unaudited)

	Note	2002 HK$Million	2001 HK$Million
Turnover	2	**1,851.0**	1,615.0
Other revenue		**54.6**	81.7
Direct costs and operating expenses		**(1,029.9)**	(766.5)
Administrative expenses		**(66.1)**	(71.1)
Profit from operations before finance costs		**809.6**	859.1
Finance costs	3	**(179.1)**	(181.0)
Operating profit	3	**630.5**	678.1
Share of results of jointly controlled entities		**3.2**	14.2
Profit before taxation	2(a)	**633.7**	692.3
Taxation	4	**(59.0)**	(64.4)
Profit after taxation		**574.7**	627.9
Minority interests		**(279.3)**	(327.5)
Net profit attributable to shareholders		**295.4**	300.4
Interim dividend at 12¢ (2001: 12¢) per share		**158.9**	158.8
Earnings per share	5	**22.3¢**	22.7¢

The annexed notes form part of the interim financial statements.

Condensed Consolidated Balance Sheet

At 31 December 2002 (Unaudited)

	Note	31/12/2002 HK$Million	30/6/2002 HK$Million
ASSETS			
Non-current assets			
Fixed assets		**32,044.4**	32,402.2
Interest in jointly controlled entities		**1,557.5**	1,648.4
Loans and investments		**482.2**	260.4
		34,084.1	34,311.0
Current assets			
Inventories		**10,696.1**	9,975.5
Trade and other receivables	6	**355.3**	308.1
Investments		**24.4**	653.5
Cash and bank balances		**3,584.6**	3,673.2
		14,660.4	14,610.3
Current liabilities			
Bank loans and overdrafts		**2,569.8**	306.1
Trade and other payables	7	**1,992.6**	1,976.7
Taxation		**301.5**	350.4
		4,863.9	2,633.2
Net current assets		**9,796.5**	11,977.1
Total assets less current liabilities		**43,880.6**	46,288.1

	Note	31/12/2002 HK$Million	30/6/2002 HK$Million
Non-current liabilities			
Bank loans		**8,550.0**	9,166.9
Convertible bonds		**3,403.3**	3,390.3
Other long term liabilities		**1,327.5**	1,349.7
		13,280.8	13,906.9
Minority interests		**12,737.1**	14,221.3
NET ASSETS		**17,862.7**	18,159.9
CAPITAL AND RESERVES			
Share capital	8	**1,324.2**	1,323.8
Reserves	9	**16,538.5**	16,836.1
Shareholders' funds		**17,862.7**	18,159.9

The annexed notes form part of the interim financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 December 2002 (Unaudited)

	Note	2002 HK$Million	2001 HK$Million
Operating profit before changes in working capital		**756.6**	742.5
Increase in inventories		**(642.7)**	(451.4)
Other changes in working capital		**(4.4)**	(44.6)
Cash generated from operations		**109.5**	246.5
Hong Kong profits tax paid		**(105.6)**	(113.0)
Net cash generated from operating activities		**3.9**	133.5
Net cash (used in)/generated from investing activities		**(26.3)**	238.7
Net cash used in financing activities		**(60.9)**	(191.1)
Net (decrease)/increase in cash and cash equivalents		**(83.3)**	181.1
Cash and cash equivalents at 1 July		**3,667.1**	4,182.7
Cash and cash equivalents at 31 December	10	**3,583.8**	4,363.8

The annexed notes form part of the interim financial statements.

Condensed Consolidated Statement of Changes in Equity

For the six months ended 31 December 2002 (Unaudited)

	2002 HK$Million	2001 HK$Million
Total equity at 1 July	**18,159.9**	19,146.6
Net profit for the period	**295.4**	300.4
Dividends	**(423.8)**	(423.2)
Reserves realised on property disposal	**(20.0)**	(46.7)
Exchange difference	**0.9**	–
Issue of share capital	**2.4**	7.8
Increase in investments in subsidiaries	**(152.1)**	–
Shares repurchased by a subsidiary	**–**	3.1
Total equity at 31 December	**17,862.7**	18,988.0

The annexed notes form part of the interim financial statements.

Notes

1. BASIS OF PREPARATION

The unaudited interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" and Appendix 16 of the Rules Governing The Listing of Securities on the Stock Exchange of Hong Kong Limited. The accounting policies and methods of computation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 30 June 2002 except for the changes as described below.

(a) SSAP 1 (Revised) "Presentation of financial statements"

The consolidated statement of recognised gains and losses is replaced by the consolidated statement of changes in equity.

(b) SSAP 11 (Revised) "Foreign currency translation"

The results of foreign enterprises are translated into Hong Kong dollars at the weighted average exchange rates during the period. This is a change in accounting policy from prior years where these were translated at exchange rates ruling at the balance sheet date. The effect of such change is immaterial to the financial statements.

(c) SSAP 15 (Revised) "Cash flow statements"

A revised classification of activities from which cash flows are derived has been made. As a result, cash flow during the period has been reclassified by operating, investing and financing activities. For the period ended 31 December 2001, net cash outflow from taxation of HK$113 million has been reclassified as operating cash flow, dividend and interest received of HK$161 million have been reclassified as investing cash flow, finance costs paid of HK$316.6 million and dividends paid of HK$825.6 million have been reclassified as financing cash flow.

(d) SSAP 34 "Employee benefits"

This new SSAP 34 prescribes the accounting and disclosure requirements for employee benefits. This has had no major impact on the interim financial statements.

2. SEGMENT INFORMATION

	Segment revenue		Segment results	
	2002	2001	**2002**	2001
	HK$Million	HK$Million	**HK$Million**	HK$Million
(a) Business segment				
Property sales	**641.3**	413.6	**27.9**	66.0
Property leasing	**1,099.5**	1,072.2	**796.9**	798.4
Hotel owning and management (Note)	**103.6**	118.4	**12.9**	20.9
Other operations	**8.8**	11.6	**6.6**	(16.5)
	1,853.2	1,615.8	**844.3**	868.8
Inter-segment – property leasing	**(2.2)**	(0.8)	**–**	–
	1,851.0	1,615.0	**844.3**	868.8
Interest income			**31.4**	61.4
Administrative expenses			**(66.1)**	(71.1)
Finance costs			**(179.1)**	(181.0)
Operating profit			**630.5**	678.1
Share of results of jointly controlled entities				
Property sales			**(11.4)**	1.1
Property leasing			**16.9**	16.2
Other operations			**(2.3)**	(3.1)
Profit before taxation			**633.7**	692.3

Note: Hotel operations have ceased with effect from 31 December 2002.

	Segment revenue 2002	Segment revenue 2001	Segment results 2002	Segment results 2001
(b) Geographical segment				
Hong Kong	**1,639.3**	1,394.9	**704.3**	779.4
Mainland China	**211.7**	220.1	**140.0**	89.4
	1,851.0	1,615.0	**844.3**	868.8

3. OPERATING PROFIT

	2002 HK$Million	2001 HK$Million
Operating profit is arrived at after charging:		
Finance costs		
Interest on borrowings	**235.2**	283.2
Other ancillary borrowing costs	**21.8**	14.7
Total borrowing costs	**257.0**	297.9
Less: Borrowing costs capitalised	**(77.9)**	(116.9)
	179.1	181.0
Included in cost of property sales:–		
Cost of inventories	**524.1**	134.5
Cost of investment properties	**65.3**	212.9
Depreciation	**15.8**	28.7
and after crediting:		
Net realised and unrealised gains/(losses) on listed investments	**16.7**	(34.8)

4. TAXATION

Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. No provision has been made for PRC income tax for the period as tax allowances are available to offset PRC taxable income for the period. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2002 HK$Million	2001 HK$Million
Group		
Hong Kong	**56.7**	61.8
Jointly controlled entities		
Hong Kong	**2.3**	2.6
	59.0	64.4

5. EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit attributable to shareholders of HK$295.4 million (2001: HK$300.4 million) and the weighted average number of 1,323.9 million (2001: 1,322.7 million) shares in issue during the period.

No diluted earnings per share is presented for both periods as the Company's share options did not give rise to any dilution.

6. **TRADE AND OTHER RECEIVABLES**

Included in trade and other receivables are trade debtors with the following ageing analysis:

	31/12/2002 HK$Million	30/6/2002 HK$Million
Within 1 month	237.4	105.0
1 – 3 months	8.1	24.1
Over 3 months	2.1	7.0
	247.6	136.1

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

7. **TRADE AND OTHER PAYABLES**

Included in trade and other payables are trade creditors with the following ageing analysis:

	31/12/2002 HK$Million	30/6/2002 HK$Million
Within 1 month	512.9	465.2
Over 3 months	484.8	522.0
	997.7	987.2

8. **SHARE CAPITAL**

	Number of shares of HK$1 each	HK$Million
Issued and fully paid		
At 1 July 2002	1,323,812,242	1,323.8
Shares issued under share option scheme	390,000	0.4
At 31 December 2002	**1,324,202,242**	**1,324.2**

8. SHARE CAPITAL (continued)

Share Option Scheme

At 31 December 2002, the directors and employees had the following interests in options to subscribe for shares of the Company ("Share Option") granted at nominal consideration under the Share Option Scheme of the Company. Each Share Option gives the holder the right to subscribe for one share.

	Number of Share Options outstanding on 1 July 2002	Number of Share Options exercised during the period	Number of Share Options outstanding on 31 December 2002 (Note 1 & 2)	Date granted	Period during which options exercisable (Note 3)	Exercise price HK$	Weighted average share price before exercise of options HK$
Directors							
Nelson W.L. Yuen	2,500,000	-	2,500,000	24 February 2000	24 February 2001 to 23 February 2010	6.12	-
Wilfred S.L. Ho	1,250,000	-	1,250,000	24 February 2000	24 February 2001 to 23 February 2010	6.12	-
Terry S.Y. Ng	1,250,000	-	1,250,000	1 November 2001	1 November 2002 to 31 October 2011	5.87	-
Employees	6,900,000	325,000	6,330,000	24 February 2000	24 February 2001 to 23 February 2010	6.12	7.15
	390,000	65,000	250,000	1 December 2000	30 November 2001 to 29 November 2010	5.49	6.70
	350,000	-	150,000	10 July 2001	10 July 2002 to 9 July 2011	6.87	-
	120,000	-	120,000	7 December 2001	7 December 2002 to 6 December 2011	6.83	-

The Share Options granted are not recognised in the financial statements until they are exercised. No Share Options have been granted during the period.

Notes

1. During the period, 520,000 Share Options have been lapsed due to the resignation of some option holders.

2. No Share Options were cancelled during the period.

3. Subject to change by the Board at its discretion to an earlier but not a later date.

9. RESERVES

	Capital reserves						Revenue reserves		
	Share *premium* HK$Million	Property revaluation *reserve* HK$Million	Capital reserve on *consolidation* HK$Million	Share of post-acquisition capial reserves of jointly controlled *entities* HK$Million	Capital redemption *reserve* HK$Million	Other capital *reserves* HK$Million	General *reserve* HK$Million	Retained *profits* HK$Million	*Total* HK$Million
At 1 July 2002	2,175.1	2,234.3	1,065.4	157.1	26.1	427.2	275.0	10,475.9	16,836.1
Net profit for the period	–	–	–	–	–	–	–	295.4	295.4
Dividend paid	–	–	–	–	–	–	–	(423.8)	(423.8)
Property disposal	–	(15.4)	(4.2)	–	–	(0.4)	–	–	(20.0)
Exchange difference	–	–	–	–	–	0.9	–	–	0.9
Issue of share capital	2.0	–	–	–	–	–	–	–	2.0
Increase in investment in subsidiaries	–	(214.3)	62.2	–	–	–	–	–	(152.1)
At 31 December 2002	**2,177.1**	**2,004.6**	**1,123.4**	**157.1**	**26.1**	**427.7**	**275.0**	**10,347.5**	**16,538.5**

10. NOTE TO THE CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Analysis of the balances of cash and cash equivalents

	2002 **HK$Million**	2001 HK$Million
Cash and bank balances	**3,584.6**	4,369.3
Bank overdrafts	**(0.8)**	(5.5)
	3,583.8	4,363.8

11. COMMITMENTS

Capital commitments outstanding at 31 December 2002 not provided for in the accounts were as follows:

	31/12/2002 **HK$Million**	30/6/2002 HK$Million
Contracted for	**88.9**	3.6
Authorised but not contracted for	**1,010.9**	975.0
	1,099.8	978.6

12. RELATED PARTY TRANSACTIONS

The Group has a 20% interest in a jointly controlled entity which participated in the development of Package One of the MTRC Tung Chung Station Development Project. At 31 December 2002, the Group advanced to this jointly controlled entity a total of HK$1,241.6 million (30/6/2002 : HK$1,336.9 million). All advances are unsecured, interest-free and have no fixed settlement dates.

Financial Briefs & Calendar

Financial Briefs	31/12/2002 HK$ Million
Total assets	48,745
Shareholders' funds	17,863
Turnover	1,851
Net profit attributable to shareholders	295
Per share data	
Earnings	22.3¢
Interim dividend	12.0¢
Net assets	$13.5
Debt-to-equity ratio	25%
Number of shares outstanding (in million)	1,324

Financial Calendar	
Financial Period	1 July 2002 to 31 December 2002
Interim results announced	20 February 2003
Latest time to lodge transfers	4:00 p.m. on 14 April 2003
Closure of share register	15 April to 17 April 2003 (both days inclusive)
Interim dividend payable	25 April 2003

恒隆集團
HANG LUNG GROUP

恒隆集團有限公司
HANG LUNG GROUP LIMITED

中期報告2002-2003

公司資料

董事

陳啟宗 *(主席)*
殷尚賢 *(副主席)**
袁偉良 *(董事總經理)*
陳樂宗#
陳樂怡#
鄭漢鈞 *金紫荊星章、太平紳士**
何世良 *(執行董事)*
葉錫安 *太平紳士**
吳士元 *(執行董事)*

非執行董事
* *獨立非執行董事*

審核委員會

葉錫安 *太平紳士(主席)*
陳樂怡
鄭漢鈞 *金紫荊星章、太平紳士*

授權代表

吳士元
程式榮

公司秘書

程式榮

註冊辦事處

香港中環德輔道中四號
渣打銀行大廈二十八樓
電話:2879 0111
傳真:2868 6086

互聯網網址

網址 : http://www.hanglung.com
電子郵件 : HLGroup@hanglung.com

股票過戶及登記處

香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十七樓
電話:2862 8628
傳真:2529 6087

主席報告書

業績及股息

截至二零零二年十二月三十一日止六個月之營業額為十八億五千一百萬元，增加百分之十四點六。股東應佔純利為二億九千五百四十萬元，減少百分之一點七。每股盈利為二角二點三仙，較去年同期下降百分之一點八。董事局宣布派發中期股息每股一角二仙，與去年同期之金額相同。中期股息將於二零零三年四月二十五日派發予於二零零三年四月十七日名列股東名冊之股東。

業務回顧

由位於荃灣新落成發展項目名逸居之銷售所帶動，營業額增加近百分之十五，只是邊際利潤甚為微薄。至於由本集團之主要附屬公司恒隆地產曾持有作投資用途之項目花園臺，其邊際利潤雖然較高，但銷售之單位數目較去年同期減少。因此，來自銷售業務之溢利實質縮減。

同樣透過恒隆地產進行之物業租賃業務則表現較佳。與去年同期比較，其營業額及溢利均保持平穩。香港方面之有關數字微降，但上海方面則顯著上升。

去年十月，本集團將格蘭酒店集團之股份售予恒隆地產。該項交易獲本集團全部三間上市公司之股東鼎力支持，證明此乃各方均樂見之雙贏方案。

展望

政府於去年十一月宣布九項措施，冀恢復物業市場之信心及穩定樓市，其中八項措施不外為消除以往對自由市場之干預。該等措施雖受歡迎，但鑑於有關改變之性質使然，不會帶來即時成果。第九項措施即再次暫停賣地（今次為期十三個月而上次於一九九八年七月時則暫停賣地九個月）乃全然干預自由市場之運作。此項措施對本集團等沒有追逐價格之審慎公司並不公平。然而，其也許是九項措施中，唯一一項能防止樓價進一步下跌之措施。無論如何，本集團認為該等措施之整體效益甚少，但權衡輕重，市場有此效益總寥勝於無。

實情是：樓價持續急跌僅為香港經濟困境之肇因之一。舉例而言，通縮仍頑悍難馴。亞洲金融風暴已嚴重損害本港經濟，正如其對本港鄰近國家包括台灣和新加坡所造成之創傷。此影響需時多年方能消弭，而包括歐洲、日本和美國等本港主要貿易夥伴，近期經濟均出現放緩，對香港乃雪上加霜。吾等實應準備迎接一個遠較某些人士所想為長的漫漫寒冬。

主席
陳啟宗

香港，二零零三年二月二十日

管理層之討論及分析

概覽

截至二零零二年十二月三十一日止六個月，營業額為港幣十八億五千一百萬元，增加百分之十四點六。營業額之增長主要由於售出名逸居之六十八個單位及花園臺之五個單位所致。受惠於兩個上海物業恒隆廣場及港匯廣場之貢獻，香港租金收入之跌幅得以減少。

財務費用維持於與去年同期相約之水平。

股東應佔純利為港幣二億九千五百四十萬元，減少百分之一點七。

董事局宣布派發中期股息每股一角二仙，中期股息將於二零零三年四月二十五日派發予於二零零三年四月十七日名列股東名冊之股東。

物業發展

名逸居已於二零零二年十二月獲發入伙紙，並已售出超過四百個單位，佔總數逾六成。

發展中之項目包括機場鐵路九龍站上蓋之君臨天下、興華街西、海輝道及孝民街之項目正如期進行。

物業租賃

雖然香港之租金收入較去年同期下降，但整體租金收入繼續受惠於來自本集團位於上海之兩個項目恒隆廣場及港匯廣場之貢獻。

香港

自去年六月推出擁有五十四個單位之高尚住宅御峰以來(當中包括五十二個複式單位及兩個雙複式單位),接近半數單位經已租出。

雅蘭酒店已展開翻新工程,改建為一幢辦公室及商業綜合大樓,預期工程將於二零零三年下半年完成。康蘭酒店亦已更改其業務為服務式寓所。

上海

截至十二月底,港匯廣場面積達十萬一千九百平方米之購物商場已全部租出。該購物商場乃上海最大之現代化購物商場。面積達三萬二千三百平方米之住宅大樓第一座已接近全部租出。另外四幢物業已經動工,包括住宅大樓第二座,寫字樓第一及第二座和服務式寓所。

位於上海浦西之恒隆廣場,佔地達五萬二千平方米,為集團在該區最高、最優秀之物業項目已全部租出;其地面商鋪雲集國際品牌,乃上海市設有最多國際品牌店之商場之一,吸引大量顧客人流。至於恒隆廣場樓高六十六層,佔地七萬八千平方米之寫字樓第一座已全部租出,租戶大部份為大型跨國公司。而興建佔地八萬一千平方米之恒隆廣場寫字樓第二座工程,亦即將展開。

財務

本集團之綜合銀行借貸淨額(經扣除現金及銀行存款後)為港幣七十五億三千五百萬元,而於二零零二年六月三十日則為港幣五十八億元。增加主要由於本集團物業項目之資本開支所致。

購回、出售或贖回上市證券

於會計期內，本公司或其任何附屬公司並無購回、出售或贖回本公司之上市證券。

董事之股份權益

根據證券(公開權益)條例第二十九條規定而備存之登記冊所載，或須根據上市公司董事進行證券交易之標準守則向本公司及香港聯合交易所有限公司發出之通知，每名董事及其聯繫人於二零零二年十二月三十一日持有本公司及各聯營機構已發行股本之權益載於圖表一內。

於會計期內，各董事及彼等各自之配偶及未滿十八歲之子女概無獲授任何可認購本公司股份或債券之權利。

主要股東之股份權益

根據證券(公開權益)條例第十六(一)條規定而備存之登記冊所載，於二零零二年十二月三十一日非本公司董事之人士持有本公司已發行股本之權益載於圖表二內。

圖表一：董事之股份權益

本公司

	每股面值港幣一元之股份				股份期權
	個人權益	家族權益	公司權益	其他權益	個人權益
陳啟宗	–	–	–	–	–
殷尚賢	–	–	–	–	–
袁偉良	–	–	–	–	2,500,000（附註2）
陳樂宗	–	–	–	339,034,580（附註1）	–
陳樂怡	–	–	–	–	–
鄭漢鈞	–	–	–	–	–
何世良	–	–	–	–	1,250,000（附註2）
葉錫安	–	–	–	–	–
吳士元	–	–	–	–	1,250,000（附註3）

恒隆地產有限公司

	每股面值港幣一元之普通股股份			
	個人權益	家族權益	公司權益	其他權益
陳啟宗	–	–	–	–
殷尚賢	–	–	–	–
袁偉良	–	–	–	–
陳樂宗	–	–	–	–
陳樂怡	–	–	–	–
鄭漢鈞	–	–	–	–
何世良	–	–	–	–
葉錫安	–	–	–	–
吳士元	–	–	–	–

格蘭酒店集團有限公司

	每股面值港幣一角之「A」股股份及 每股面值港幣一仙之「B」股股份			
	個人權益	家族權益	公司權益	其他權益
陳啟宗	–	–	–	–
殷尚賢	–	–	–	–
袁偉良	–	–	–	–
陳樂宗	–	–	–	–
陳樂怡	–	–	–	–
鄭漢鈞	–	–	–	–
何世良	–	–	–	–
葉錫安	–	–	–	–
吳士元	–	–	–	–

附註

1. 此等股份乃由一信託基金所持有，陳樂宗先生之聯繫人為該信託基金之眾多全權託管對象之成員。

2. 本公司於二零零零年二月二十四日根據股份期權計劃，向該等董事授予股份期權，行使價為每股港幣六元一角二仙。有關期權可分三期行使，於二零零一年二月二十四日起可行使百分之二十，二零零二年二月二十四日起可行使百分之三十，二零零三年二月二十四日起可行使百分之五十，而全部股份期權之行使期將於二零一零年二月二十三日屆滿。

3. 本公司於二零零一年十一月一日根據股份期權計劃授出該項股份期權，行使價為每股港幣五元八角七仙。有關期權可分三期行使，於二零零二年十一月一日起可行使百分之二十，二零零三年十一月一日起可行使百分之三十，二零零四年十一月一日起可行使百分之五十，而全部股份期權之行使期將於二零一一年十月三十一日屆滿。

4. 上述股份期權之行使期限可由董事局酌情更改，惟該等期限日期只可提早而不能推遲。

5. 於會計期內，上述董事均無根據股份期權計劃行使有關期權以認購股份。

圖表二：主要股東之股份權益

	持有股份數目
Cole Limited	476,834,580 (附註)

附註

此等股份已包括由一信託基金所持有之三億三千九百零三萬四千五百八十股股份，陳樂宗先生之聯繫人為該信託基金之眾多全權託管對象之成員(即圖表一附註1所述)。

公司管治

本公司矢志達至高質素之公司管治水平。截至二零零二年十二月三十一日止六個月內，本公司所採納之公司管治準則與本公司於二零零一／零二年年報內所載之公司管治聲明一致，其中包括董事局及執行委員會、內部監控及財務報告系統，以及本公司員工之操守守則。

審核委員會

審核委員會之成員包括兩名獨立非執行董事及一名非執行董事。審核委員會已審閱本中期報告，包括不需審核之截至二零零二年十二月三十一日止六個月之未經審核中期財務報表，並建議董事局採納。

遵守最佳應用守則

並無董事知悉有資料可合理指出本公司現時或於會計期內之任何期間未有遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

簡明綜合收益表

截至二零零二年十二月三十一日止六個月(未經審核)

	附註	二零零二年 港幣百萬元	二零零一年 港幣百萬元
營業額	2	**1,851.0**	1,615.0
其他收入		**54.6**	81.7
直接成本及營業費用		**(1,029.9)**	(766.5)
行政費用		**(66.1)**	(71.1)
未計財務費用前之營業溢利		**809.6**	859.1
財務費用	3	**(179.1)**	(181.0)
營業溢利	3	**630.5**	678.1
應佔合營公司業績		**3.2**	14.2
除稅前溢利	2(甲)	**633.7**	692.3
稅項	4	**(59.0)**	(64.4)
除稅後溢利		**574.7**	627.9
少數股東權益		**(279.3)**	(327.5)
股東應佔純利		**295.4**	300.4
中期股息每股12仙 (二零零一年:每股12仙)		**158.9**	158.8
每股盈利	5	**22.3仙**	22.7仙

附註乃中期財務報表之一部份。

	附註	二零零二年 十二月三十一日 港幣百萬元	二零零二年 六月三十日 港幣百萬元
非流動負債			
銀行貸款		**8,550.0**	9,166.9
可換股債券		**3,403.3**	3,390.3
其他長期負債		**1,327.5**	1,349.7
		13,280.8	13,906.9
少數股東權益		**12,737.1**	14,221.3
資產淨值		**17,862.7**	18,159.9
資本及儲備			
股本	8	**1,324.2**	1,323.8
儲備	9	**16,538.5**	16,836.1
股東權益		**17,862.7**	18,159.9

附註乃中期財務報表之一部份。

簡明綜合資產負債表

二零零二年十二月三十一日(未經審核)

	附註	二零零二年 十二月三十一日 港幣百萬元	二零零二年 六月三十日 港幣百萬元
資產			
非流動資產			
固定資產		**32,044.4**	32,402.2
合營公司權益		**1,557.5**	1,648.4
貸款及投資		**482.2**	260.4
		34,084.1	34,311.0
流動資產			
存貨		**10,696.1**	9,975.5
應收賬款及其他應收款項	6	**355.3**	308.1
投資項目		**24.4**	653.5
現金及銀行存款		**3,584.6**	3,673.2
		14,660.4	14,610.3
流動負債			
銀行貸款及透支		**2,569.8**	306.1
應付賬款及其他應付款項	7	**1,992.6**	1,976.7
税項		**301.5**	350.4
		4,863.9	2,633.2
流動資產淨值		**9,796.5**	11,977.1
資產總值減流動負債		**43,880.6**	46,288.1

簡明綜合現金流量表

截至二零零二年十二月三十一日止六個月（未經審核）

	附註	二零零二年 港幣百萬元	二零零一年 港幣百萬元
未計入營運成本變動之營業溢利		**756.6**	742.5
存貨之增加		**(642.7)**	(451.4)
其他營運成本變動		**(4.4)**	(44.6)
來自營業運作之現金		**109.5**	246.5
已付香港利得稅		**(105.6)**	(113.0)
來自營業運作之現金淨額		**3.9**	133.5
（用於）／來自投資業務之現金淨額		**(26.3)**	238.7
用於融資業務之現金淨額		**(60.9)**	(191.1)
現金及現金等價物之（減少）／增加		**(83.3)**	181.1
於七月一日之現金及現金等價物		**3,667.1**	4,182.7
於十二月三十一日之現金及現金等價物	10	**3,583.8**	4,363.8

附註乃中期財務報表之一部份。

簡明綜合權益變動表

截至二零零二年十二月三十一日止六個月（未經審核）

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
於七月一日之總權益	**18,159.9**	19,146.6
期內純利	**295.4**	300.4
股息	**(423.8)**	(423.2)
出售物業所變現之儲備	**(20.0)**	(46.7)
滙兌差額	**0.9**	–
發行股份	**2.4**	7.8
增加附屬公司投資	**(152.1)**	–
被附屬公司回購之股份	**–**	3.1
於十二月三十一日之總權益	**17,862.7**	18,988.0

附註乃中期財務報表之一部份。

附註

1. 編製基準

本未經審核中期財務報表乃按照會計實務準則第二十五號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六之規定而編製。編製本中期財務報表時，除了下文所述變動外，其他會計政策和計算方法均與截至二零零二年六月三十日止年度財務報表所採用者相同。

（甲）會計實務準則第一號（經修訂）「財務報表之呈報」

綜合權益變動表已取代已確認收益虧損綜合計算表。

（乙）會計實務準則第十一號（經修訂）「外幣換算」

海外企業之業績會按照期內之加權平均匯率換算為港元。此乃會計政策之變動，與過往年度按照結算日匯率換算之會計政策有別。是項變動對財務報表之影響輕微。

（丙）會計實務準則第十五號（經修訂）「現金流量表」

產生現金流動之項目已被重新分類，因此，期內之現金流動已按照營業運作、投資及融資業務重新分類。截至二零零一年十二月三十一日止期間，港幣一億一千三百萬元來自稅項之現金流出淨額已重新歸類為營業運作現金流動；港幣一億六千一百萬元之已收股息及利息則歸類為投資現金流動；港幣三億一千六百六十萬元之融資成本及港幣八億二千五百六十萬元之已付股息已重新歸類為融資現金流動。

（丁）會計實務準則第三十四號「僱員福利」

會計實務準則第三十四號是一項新頒佈之準則，規定處理僱員福利應採用之會計方法及披露規定。是項準則並無對中期財務報表帶來重大影響。

2. 分部資料

	分部收入		分部業績	
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零二年 港幣百萬元	二零零一年 港幣百萬元
(甲)業務分部				
物業銷售	641.3	413.6	27.9	66.0
物業租賃	1,099.5	1,072.2	796.9	798.4
酒店擁有及管理(附註)	103.6	118.4	12.9	20.9
其他業務	8.8	11.6	6.6	(16.5)
	1,853.2	1,615.8	844.3	868.8
內部分部收入－物業租賃	(2.2)	(0.8)	–	–
	1,851.0	1,615.0	844.3	868.8
利息收入			31.4	61.4
行政費用			(66.1)	(71.1)
財務費用			(179.1)	(181.0)
營業溢利			630.5	678.1
應佔合營公司業績				
物業銷售			(11.4)	1.1
物業租賃			16.9	16.2
其他業務			(2.3)	(3.1)
除税前溢利			633.7	692.3

附註:酒店業務於二零零二年十二月三十一日終止。

	分部收入		分部業績	
(乙)地區分部				
香港	1,639.3	1,394.9	704.3	779.4
中國大陸	211.7	220.1	140.0	89.4
	1,851.0	1,615.0	844.3	868.8

3. 營業溢利

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
營業溢利已扣除下列各項：		
財務費用		
借貸利息	**235.2**	283.2
其他輔助借貸支出	**21.8**	14.7
借貸支出總額	**257.0**	297.9
減：借貸支出資本化	**(77.9)**	(116.9)
	179.1	181.0
已計入物業銷售之成本：		
存貨成本	**524.1**	134.5
投資物業成本	**65.3**	212.9
折舊	**15.8**	28.7
並已計入：		
上市投資項目之已變現及未變現收益／（虧損）淨額	**16.7**	(34.8)

4. 稅項

香港利得稅稅項準備乃按期內之估計應課稅溢利乘以稅率百分之十六計算。由於期內之免稅額足以抵銷期內之中國所得稅應課稅額，故期內並無就中國所得稅作出準備。由於並無重大時差影響，因此並無作出遞延稅項準備。

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
集團		
香港	**56.7**	61.8
合營公司		
香港	**2.3**	2.6
	59.0	64.4

5. 每股盈利

每股盈利乃按期內之股東應佔純利港幣二億九千五百四十萬元（二零零一年：港幣三億零四十萬元）及期內已發行股份之加權平均股數十三億二千三百九十萬股（二零零一年：十三億二千二百七十萬股）計算。

由於本公司之股份期權並無構成任何攤薄影響，故並無列出兩段會計期之每股攤薄盈利。

6. 應收賬款及其他應收款項

已計入應收賬款及其他應收款項之應收賬款其賬齡分析如下：

	二零零二年 十二月三十一日 港幣百萬元	二零零二年 六月三十日 港幣百萬元
一個月內	**237.4**	105.0
一至三個月	**8.1**	24.1
三個月以上	**2.1**	7.0
	247.6	136.1

本集團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

7. 應付賬款及其他應付款項

已計入應付賬款及其他應付款項之應付賬款其賬齡分析如下：

	二零零二年 十二月三十一日 港幣百萬元	二零零二年 六月三十日 港幣百萬元
一個月內	**512.9**	465.2
三個月以上	**484.8**	522.0
	997.7	987.2

8. 股本

	每股面值港幣一元 之股份數目	港幣百萬元
已發行及繳足		
於二零零二年七月一日	1,323,812,242	1,323.8
根據股份期權計劃發行之股份	390,000	0.4
於二零零二年十二月三十一日	**1,324,202,242**	**1,324.2**

8. 股本（續）

股份期權計劃

於二零零二年十二月三十一日，根據本公司之股份期權計劃，董事及僱員持有下列以象徵式代價獲得可認購本公司股份之股份期權。每份股份期權給予持有人認購一股股份之權利。

	於二零零二年七月一日尚未被行使之股份期權數目	期內被行使之股份期權數目	於二零零二年十二月三十一日尚未被行使之股份期權數目（附註1及2）	授出日期	股份期權之行使期（附註3）	行使價 港元	行使期權前之加權平均股價 港元
董事							
袁偉良	2,500,000	-	2,500,000	二零零零年二月二十四日	二零零一年二月二十四日至二零一零年二月二十三日	6.12	-
何世良	1,250,000	-	1,250,000	二零零零年二月二十四日	二零零一年二月二十四日至二零一零年二月二十三日	6.12	-
吳士元	1,250,000	-	1,250,000	二零零一年十一月一日	二零零二年十一月一日至二零一一年十月三十一日	5.87	-
僱員	6,900,000	325,000	6,330,000	二零零零年二月二十四日	二零零一年二月二十四日至二零一零年二月二十三日	6.12	7.15
	390,000	65,000	250,000	二零零零年十二月一日	二零零一年十一月三十日至二零一零年十一月二十九日	5.49	6.70
	350,000	-	150,000	二零零一年七月十日	二零零二年七月十日至二零一一年七月九日	6.87	-
	120,000	-	120,000	二零零一年十二月七日	二零零二年十二月七日至二零一一年十二月六日	6.83	-

股份期權直至行使前均不會在財務報表內確認。期內並無授出股份期權。

附註

1. 因部份股份期權持有人離職，所以期內有五十二萬份股份期權作廢。

2. 期內並無股份期權被取銷。

3. 董事局可酌情把行使期提早但不會延遲。

9. 儲備

	資本儲備						盈餘儲備		
	股份溢價	物業重估儲備	編製綜合賬而產生之資本儲備	應佔合營公司收購後之資本儲備	資本贖回儲備	其他資本儲備	普通儲備	保留溢利	總額
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
於二零零二年七月一日	2,175.1	2,234.3	1,065.4	157.1	26.1	427.2	275.0	10,475.9	16,836.1
年內純利	-	-	-	-	-	-	-	295.4	295.4
派發股息	-	-	-	-	-	-	-	(423.8)	(423.8)
出售物業	-	(15.4)	(4.2)	-	-	(0.4)	-	-	(20.0)
滙兑差額	-	-	-	-	-	0.9	-	-	0.9
發行股份	2.0	-	-	-	-	-	-	-	2.0
附屬公司投資之增加	-	(214.3)	62.2	-	-	-	-	-	(152.1)
於二零零二年十二月三十一日	**2,177.1**	**2,004.6**	**1,123.4**	**157.1**	**26.1**	**427.7**	**275.0**	**10,347.5**	**16,538.5**

10. 簡明綜合現金流量表附註

現金及現金等價物結餘之分析

	二零零二年 港幣百萬元	二零零一年 港幣百萬元
現金及銀行存款	**3,584.6**	4,369.3
銀行透支	**(0.8)**	(5.5)
	3,583.8	4,363.8

11. 承擔

於二零零二年十二月三十一日尚未入賬之資本承擔如下：

	二零零二年 十二月三十一日 港幣百萬元	二零零二年 六月三十日 港幣百萬元
已簽約	**88.9**	3.6
已批准但尚未簽約	**1,010.9**	975.0
	1,099.8	978.6

12. 關連人士交易

本集團一間合營公司參與地鐵公司東涌站第一期物業發展計劃，本集團持有該合營公司百分之二十權益。於二零零二年十二月三十一日，本集團已向該合營公司合共墊款港幣十二億四千一百六十萬元（二零零二年六月三十日：港幣十三億三千六百九十萬元）。所有墊款均為無抵押、免息及無固定償還期。

財務摘要及日誌

財務摘要	二零零二年十二月三十一日 港幣百萬元
總資產	48,745
股東權益	17,863
營業額	1,851
股東應佔純利	295
每股資料 盈利 中期股息 資產淨值	 22.3仙 12.0仙 13.5元
債項與股權比率	25%
已發行股數（百萬）	1,324

財務日誌	
財政期	二零零二年七月一日至 二零零二年十二月三十一日
公布中期業績	二零零三年二月二十日
截止辦理股份過戶	二零零三年四月十四日 下午四時正
暫停辦理股份過戶登記	二零零三年四月十五日 至四月十七日 （首尾兩天包括在內）
派發中期股息	二零零三年四月二十五日

32

: No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME **HANG LUNG GROUP LIMITED** STOCK CODE **10**

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

Relevant share capital in listed company to which notification relates: CURRENCY **HK$** CLASS **ORDINARY** DESCRIPTION BY NOMINAL VALUE **HK$1.00**

Identification of corporation making disclosure

FULL NAME **COLE LIMITED** BUSINESS REGISTRATION NO. **N/A**

ADDRESS OF REGISTERED OFFICE **33/37 ATHOL STREET, DOUGLAS, ISLE OF MAN**

04 FEB 19 AM 7:21

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG **N/A**

PLACE OF INCORPORATION **ISLE OF MAN** LISTED ON SEHK **NO**

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) **HO TUEN YEE, BELINDA** CONTACT PHONE NO. **2576 6800**

) Information disclosed pursuant to Part II of the Ordinance. DAY MONTH YEAR

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. **24** **03** **2003**

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s) 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☑ 7 ☐

) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. **476,834,580**

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. **476,834,580**

ote: Please also fill in Page 2 for the completion of this disclosure.

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

ILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
AND ENTERPRISES LIMITED	**PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS.**	**44,800,000**
SWICK INVESTMENT LIMITED	**PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS.**	**93,000,000**

Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
E LIMITED	**N/A**	**33/37 ATHOL STREET, DOUGLAS, ISLE OF MAN.**	**210,996,580**
CC NOMINEES LIMITED	**N/A**	**1 QUEEN'S ROAD CENTRAL, HONG KONG.**	**97,038,000**
AND ENTERPRISES LIMITED	**N/A**	**P.O. BOX 3149, ROAD TOWN, PASEA ESTATE, TORTOLA, BRITISH VIRGIN ISLANDS.**	**11,800,000**
SWICK INVESTMENT LIMITED	**N/A**	**P.O. BOX 3149, ROAD TOWN, PASEA ESTATE, TORTOLA, BRITISH VIRGIN ISLANDS.**	**3,000,000**
(HONG KONG) NOMINEES LTD.	**N/A**	**25/F., ONE EXCHANGE SQUARE, CENTRAL, HONG KONG.**	**18,000,000**
NOMINEES (HK) LTD.	**N/A**	**1/F., FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG.**	**19,000,000**

KIANG FIRST BANK (NOMINEES) ITED	**N/A**	**1/F., CHEKIANG FIRST BANK CENTRE, 1 DUDDELL STREET, CENTRAL, HONG KONG.**	**22,000,000**
C NOMINEES (HONG KONG) LIMITED	**N/A**	**1 QUEEN'S ROAD CENTRAL, HONG KONG.**	**35,000,000**
SFORD NOMINEES LIMITED	**N/A**	**G.P.O. BOX 199, HONG KONG.**	**60,000,000**

se continue on separate sheet if insufficient space available.)

HORIZED SIGNATORY

name: **HO TUEN YEE, BELINDA** Position held at the company: **DIRECTOR**

re signing this notice form, the signatory should make sure all the information disclosed herein is correct, the signatory has the necessary authority to make disclosure for the company.

Signature: [signature] Date: **28** Day **03** Month **2003** Year

No.:

33

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME **HANG LUNG GROUP LIMITED** STOCK CODE **10**

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

Relevant share capital in listed company to which notification relates: CURRENCY **HK$** CLASS **ORDINARY** DESCRIPTION BY NOMINAL VALUE **HK$1.00**

Identification of corporation making disclosure

FULL NAME **COLE LIMITED** BUSINESS REGISTRATION NO. **N/A**

ADDRESS OF REGISTERED OFFICE **33/37 ATHOL STREET, DOUGLAS, ISLE OF MAN**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG **N/A**

PLACE OF INCORPORATION **ISLE OF MAN** LISTED ON SEHK **NO**

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) **HO TUEN YEE, BELINDA** CONTACT PHONE NO. **2576 6800**

Information disclosed pursuant to Part II of the Ordinance.

	DAY	MONTH	YEAR
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.	27	03	2003

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s) 1☑ 2☐ 3☑ 4☑ 5☐ 6☐ 7☐

Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. **493,463,580 ***

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. **476,834,580**

te: Please also fill in Page 2 for the completion of this disclosure.

* Received 16,629,000 shares in Hang Lung Group Limited by way of distribution as a beneficiary of a discretionary trust.

f any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

LS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
ND ENTERPRISES LIMITED	**PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS.**	**44,800,000**
SWICK INVESTMENT LIMITED	**PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS.**	**93,000,000**
ASE INVESTMENT LIMITED	**PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS.**	**16,629,000**

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
COLE LIMITED	N/A	33/37 ATHOL STREET, DOUGLAS, ISLE OF MAN.	210,996,580
HKSCC NOMINEES LIMITED	N/A	1 QUEEN'S ROAD CENTRAL, HONG KONG.	97,667,000
BOLAND ENTERPRISES LIMITED	N/A	P.O. BOX 3149, ROAD TOWN, PASEA ESTATE, TORTOLA, BRITISH VIRGIN ISLANDS.	11,800,000
KINGSWICK INVESTMENT LIMITED	N/A	P.O. BOX 3149, ROAD TOWN, PASEA ESTATE, TORTOLA, BRITISH VIRGIN ISLANDS.	3,000,000
FARBASE INVESTMENT LIMITED	N/A	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS.	16,000,000
UBS (HONG KONG) NOMINEES LTD.	N/A	25/F., ONE EXCHANGE SQUARE, CENTRAL, HONG KONG.	18,000,000
BTM NOMINEES (HK) LTD.	N/A	1/F., FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG.	19,000,000
CHEKIANG FIRST BANK (NOMINEES) LIMITED	N/A	1/F., CHEKIANG FIRST BANK CENTRE, 1 DUDDELL STREET, CENTRAL, HONG KONG.	22,000,000
HSBC NOMINEES (HONG KONG) LIMITED	N/A	1 QUEEN'S ROAD CENTRAL, HONG KONG.	35,000,000
HORSFORD NOMINEES LIMITED	N/A	G.P.O. BOX 199, HONG KONG.	60,000,000

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: **HO TUEN YEE, BELINDA** Position held at the company: **DIRECTOR**

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature] Date: 28 (Day) 03 (Month) 2003 (Year)

C:\WINNT\Temporary Internet Files\OLKD\SDI-HLG.doc

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st March, 2003

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 1st April, 2003

(A) **Information on Types of Listed Equity Securities :**
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) **Movement in Authorised Share Capital:**

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) **Movement in Issued Share Capital:**

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,324,277,274		
Increase/(Decrease) during the month	0		
Balance at close of the month :	1,324,277,242		

...1/2

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______ 2.________ Exercise price: HK$ ______	Per	attached				
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ *Subscription price: HK$* ______ 2.________ *Subscription price: HK$* ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						============

Remarks : ________________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretar[illegible]

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	9,930,000	Nil	Nil	Nil	9,930,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	250,000	Nil	Nil	Nil	250,000	Nil
- Exercise price: HK$6.87	150,000	Nil	Nil	Nil	150,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

HKE 香港交易所

28 March 2003

Hang Lung Group Limited
28/F
Standard Chartered Bank Bldg.
4 Des Voeux Road Central
Hong Kong

BY FAX & MAIL
28686760

Attn: Mr. Robin Ching

Dear Mr. Ching,

Hang Lung Group Limited (the "Company")

Based on the result announcement summary form dated 20 February 2003 of the Company, the following information has been announced: -

Entitlement : Int Div $0.12 per share.

Book closing dates: 15/04/2003 to 17/04/2003, both dates inclusive.

Kindly confirm that there is no subsequent alteration to the above information since the date of announcement by signing and returning a copy of this letter at **Fax No. 2877 6987** to us as soon as possible. The above information will be used for our calculation of the ex-price in the AMS/3 trading system.

Thank you for your co-operation.

Yours sincerely,
For Hong Kong Exchanges and
Clearing Limited

Eric Lam
Officer
E-Business & Information Services

For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

Secretary

Authorized Representative
Name: Robin Ching
Date: 1st April, 2003

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

04 FEB 19 AM 7:21

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations HANG LUNG GROUP LIMITED		
2. Stock code	10	**4. Number of issued shares in class** 1,324,277,242
3. Class of shares	ORDINARY	

5. Name of substantial shareholder (English) as printed on HKID/~~Passport~~		**8. Name of substantial shareholder (Chinese)**
CHAN TAN (Surname)	CHING FEN (Other names)	陳譚慶芬
6. HKID/~~Passport~~ No. A056619(8)	***Country of issue of Passport*** N/A	***9. Chinese Character Code*** 7115 6223 1987 5358
7. Address of substantial shareholder A5, 14MT. KELLETT ROAD, THE PEAK, HONG KONG		**10. Daytime tel. No.** 2576 6800
		11. e-mail address

12. Date of relevant event

(day)	(month)	(year)
1	4	2003

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)
N/A		

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	110	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Short position	N/A								

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	N/A	
Short position	N/A	
Lending pool	N/A	

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	493,463,580	37.26
Short position	N/A	
Lending pool	N/A	

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
209	493,463,580	N/A

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
N/A		

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
N/A			

20. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
N/A						

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		503	493,463,580 IN TOTAL	N/A

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

'ames of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

11	4	2003
(day)	(month)	(year)

25. Number of continuation sheets NIL

26. Number of attachments NIL

[即時發佈] 二零零三年四月二十五日

恒隆集團有限公司（股份代號：10）

恒隆地產有限公司（股份代號：101）

（香港，二零零三年四月二十五日）陳樂怡女士已於二零零三年四月二十五日獲委任為恒隆集團有限公司及恒隆地產有限公司之獨立非執行董事。

Hang Lung Group Limited (Stock Code: 10)

Hang Lung Properties Limited (Stock Code: 101)

(April 25, 2003, Hong Kong) Ms. Laura Lok Yee CHEN has been appointed as an independent non-executive director of Hang Lung Group Limited and Hang Lung Properties Limited with effect from 25 April 2003.

本新聞稿於恒隆網頁 www.hanglung.com 可供下載。
The press release can be download at www.hanglung.com

如有任何查詢，請聯絡:
If you have any enquiry, please feel free to contact:

執行董事	Executive Director	集團傳訊經理	Corporate Communication Manager
吳士元	Terry S.Y. Ng	李嘉莉	Elina Lee
電話/Tel :	2879 0188	電話/Tel :	2879 0163
電郵/E-mail :	TerryNg@hanglung.com	電郵/E-mail :	ElinaLee@hanglung.com

04 FEB 19 AM 7:21

Our Ref: SO-130-2003/HLGL

28th April, 2003

Listing Division,
The Stock Exchange of
Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,,
Hong Kong.

Dear Sirs,

Re: **Hang Lung Group Ltd. and Hang Lung Properties Ltd.**
Appointment of Independent Non-Executive Director

We are enclosing 2 sets of form B, duly completed and signed by Ms. Laura Lok Yee CHEN, for each of Hang Lung Group Limited ("HLGL") and Hang Lung Properties Limited ("HLPL") in respect of her appointment of as an independent non-executive director of HLGL and HLPL with effect from 25th April, 2003, being the date of her declaration, for your record.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

Declaration and Undertaking with regard to Directors
董事的聲明及承諾

Form B
B表格

NOTES:
附註：

(1) *Every person required to lodge this Form with The Stock Exchange of Hong Kong Limited must complete Part 1 and Part 2 herein. Part 3(A) need be completed only if the issuer is a new applicant or continues to retain a sponsor. Part 3(B) must be completed whenever this Form is required.*
按規定須將本表格呈報香港聯合交易所有限公司的每位人士，均須填妥第一及第二部份。第三A部份，只有在發行人為新申請人或持續聘用保薦人的情況下，才須填報。至於第三B部份，按規定須呈報本表格的，均必須填報。

(2) *Please answer all questions, and if a question is answerable in the negative, please answer "No". Please make your answers as specific as possible. Do not leave any section blank.*
請回答所有問題，如問題的答案為否定者，請答「否」。填報的答案務請盡量明確。請勿漏空任何部份。

(3) *If insufficient space is provided for completion of any question, additional information may be entered on a separate sheet of paper duly signed and attached.*
如供回答問題的空位不敷應用，請另紙填寫，並妥為簽署，然後緊釘在本表格之上。

(4) *In this Form, the term "company" includes any body corporate or corporation wherever incorporated or otherwise established, the term "issuer" shall mean the company or other legal person in respect to which this Form is to be lodged, and the term "director" includes a member of the board of directors or any person holding an analogous office in a foreign company and a person in accordance with whose directions or instructions the company's directors are or were accustomed to act.*
在本表格內，「公司」一詞包括在任何地方註冊或以其他方式成立的法人團體或公司；「發行人」一詞指與呈報本表格有關的公司或其他法人；而「董事」一詞包括董事會成員或在外國公司擔任類似職位的任何人士，以及公司董事現時或以前慣常遵從其指引或指示行事的人士。

(5) *Every person required to lodged this Form must execute the declaration in Part 1 as a statutory declaration.*
按規定須呈報本表格的每位人士，必須以法定聲明的形式簽署第一部份的聲明。

(6) *Unless the context otherwise requires, questions included in this Form are intended to apply to acts done or matters occurring anywhere, whether in or outside Hong Kong, and should not be construed to have any territorial limit. All ordinances referred to herein are Hong Kong ordinances.*
除非內文另有規定，本表格中的所有問題涵蓋香港及世界任何地方的所有行為或事項，且不應解釋為具有任何地區限制。本表格所提及的所有條例均為香港的條例。

(7) *The failure of any person required to lodge this Form to complete Part 1 of this Form B truthfully, completely and accurately, or the failure to execute Part 2 of this Form or to observe any of the undertakings made under that Part, constitutes a breach of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. In addition, pursuant to the Crimes Ordinance, any person who knowingly and wilfully makes a statement false in a material particular in Part 1 of this Form (being a statutory declaration) commits an offence, and if prosecuted, shall be liable on conviction upon indictment to imprisonment for 2 years and to a fine.*
如任何人士沒有真實地、完整地及準確地填報本表格B的第一部份，或沒有簽署本表格的第二部份，或沒有遵守該部份(即第二部份)所載列的承諾，則屬違反《香港聯合交易所有限公司證券上市規則》。此外，依據《刑事罪行條例》，任何人士就本表格第一部份(屬法定聲明)的重要事項，明知並故意地作出虛假聲明的，即屬犯法，若遭檢控，一經定罪，可被判入獄兩年及處以罰款。

(8) *If you have any doubt as to how any part of this Form should be executed, you should consult your solicitor or legal advisers.*
若對如何填報本表格的任何部份有任何疑問，請徵詢閣下的律師或法律顧問的意見。

Part 1
第一部份

DECLARATION
聲 明

1. State: -
請填報：一

		in English 英文	in Chinese 中文
(a)	present surname and any former surname(s) 現時姓氏及任何前度姓氏 :	CHEN FERNANDEZ	陳樂怡
(b)	alias, if any 別名，如有 :	Nil	
(c)	present forename(s) and any former forename(s) 現時名字及任何前度名字 :	Laura Lok Yee	
(d)	date of birth 出生日期 :	July 24, 1948	
(e)	residential address 住址 :	5C Sea Cliff Mansions 19C Repulse Bay Road Hong Kong	
(f)	nationality and former nationality, if any 國籍及前度國籍，如有 :	U.S.A.	
(g)	professional qualifications, if any 專業資格，如有 :		
(h)	Hong Kong ID number, or, if none, passport number and place of issue 香港身份證號碼，如無，則請列明護照號碼及簽發地點 :	E238921(9)	
(i)	name of Issuer 發行人名稱 :	Hang Lung Group Limited	

2. Are you a director of any company?
閣下是否任何公司的董事？

Yes

If so, state the name of each such company, its place of incorporation, the nature of its business and the date of commencement of your directorship in such company.
如是，請填報各公司的名稱、其成立的地點、其業務性質，以及閣下在該公司開始出任董事的日期。

Please refer to Appendix I

Note: (1) You may exclude dormant companies from this disclosure.
附註：閣下可不填報暫無營業的公司。

(2) Where a company of which you are a director has securities listed on The Stock Exchange of Hong Kong Limited, the name of any subsidiary company of which you are also a director need not be stated.
如閣下擔任董事的公司的證券在香港聯合交易所有限公司上市，則毋須列明閣下亦為董事的任何附屬公司的名稱。

3. Have you at any time been adjudged bankrupt or insolvent?
閣下曾否被裁定破產或無償債能力？

No

If so, state the Court by which you were adjudged bankrupt or insolvent and, if discharged, the date and conditions on which you were granted your discharge.
如是，請填報裁定閣下破產或無償債能力的法院名稱；如破產或無償債能力的裁定已被撤銷，則請列明該裁定被撤銷的日期及條件。

N/A

4. Have you at any time been a party to a deed of arrangement or entered into any other form of arrangement or composition with your creditors?
閣下曾否為償還債務安排協議的其中一方、或曾否與債權人達成任何其他形式的償還債務安排或債務重整協議？

No

If so, give full particulars.
如是，請詳細說明。

N/A

5. Are there any unsatisfied judgments or court orders of continuing effect against you?
閣下現時是否仍有未償還經法院裁定的債項或受仍然有效的法院命令所限制？

No

If so, give full particulars.
如是，請詳細說明。

N/A

6. Has any company been dissolved or put into liquidation (otherwise than by a members' voluntary winding up when the company was solvent) or bankruptcy or been the object of an analogous proceeding, or entered into any form of arrangement or composition with creditors, or had a receiver, trustee or similar officer appointed over it during the period when you were one of its directors or within 12 months after your ceasing to act as one of its directors?
曾否有任何公司，在閣下擔任該公司董事期間，或在閣下停止擔任其董事後的十二個月內，被解散或清盤(在公司仍有償債能力時由股東自願提出自動清盤者除外)或破產或成為類似程序的對象，或與債權人達成任何形式的償還債務安排協議或債務重整協議，或曾否有破產管理人、受託人或類似的人員被委任接管該公司？

No

If so, give full particulars, including the name of the company, its place of incorporation or establishment, the nature of its business, the nature of the proceeding involved, the date of commencement of the proceeding, and the amounts involved together with an indication of the outcome or current position of the proceeding.
如是，請詳細說明，包括該等公司的名稱、註冊或成立的地點、業務性質、所牽涉的程序性質、程序開始日期，以及所牽涉的款額，並說明有關程序的結果或現時情況。

N/A

7. Have you been convicted of any offence: -
閣下曾否：—

(a) involving fraud, dishonesty or corruption ;
被裁定觸犯涉及欺詐、不誠實或貪污的罪行；

No

(b) under the Companies Ordinance, the Bankruptcy Ordinance, the Protection of Investors Ordinance, the Banking Ordinance, the Securities Ordinance, the Securities (Disclosure of Interests) Ordinance or any Ordinance relating to taxation, or any comparable legislation of other jurisdictions ; or
根據《公司條例》、《破產條例》、《保障投資者條例》、《銀行業條例》、《證券條例》、《證券(公開權益)條例》，或任何與稅務有關的條例，或其他司法管轄區的任何類似法例而被裁定有罪；或

No

(c) in respect of which you have, within the past 10 years, been sentenced as an adult to a period of imprisonment of six months or more, including suspended or commuted sentences?
在過去十年期間，以成人身份被裁定有罪，而又被判處監禁六個月或以上，包括緩刑或減刑？

No

If so, give full particulars, including details of (i) each such offence, (ii) the court by which you were convicted, (iii) the date of conviction, and (iv) the penalty imposed.
如是，請詳細說明，包括以下各項的詳情：(i)各項罪行、(ii)裁定閣下有罪的法院名稱、(iii)定罪日期，以及(iv)所遭受的刑罰。

N/A

Note: Certain convictions may come within the provisions of the Rehabilitation of Offenders Ordinance or comparable legislation of other jurisdictions. In such cases, the relevant conviction need not be disclosed.
附註：若干定罪可能屬於《罪犯自新條例》或其他司法管轄區的類似法例的規定範圍。在此等情況下，有關的定罪則毋須披露。

8. (a) (i) Have you been identified as an insider dealer pursuant to the Securities (Insider Dealing) Ordinance at any time?
閣下曾否在任何時候遭援引《證券(內幕交易)條例》而被指為內幕交易者？

No

(ii) Has any company with which you were or are connected (as such expression is defined in the Securities (Insider Dealing) Ordinance) or any company for which you act or have acted as an officer been identified as an insider dealer pursuant to the Securities (Insider Dealing) Ordinance at any time during the period when you were connected and/or acted as an officer?
與閣下過去或現時有關連的任何公司(按《證券(內幕交易)條例》界定)，或閣下過去或現時曾以高級人員身份行事的任何公司，曾否在閣下與其有關連的期間，及/或以其高級人員身份行事的期間，遭援引《證券(內幕交易)條例》而被指為內幕交易者？

No

(b) (i) Have you been found guilty of or been involved in insider dealing, or been held by any Court or competent authority to be in breach of any securities or financial markets laws, rules or regulations including any rules and regulations of any securities regulatory authority, stock exchange or futures exchange at any time?
閣下曾否在任何時候被裁定觸犯內幕交易罪或牽涉內幕交易，或遭任何法院或主管當局裁定違反任何證券或金融市場法例、規則或規例(包括任何證券監管機構、證券交易所或期貨交易所的任何規則及規例)？

No

(ii) Has any company in which you were or are a controlling shareholder (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) or were or are a director or officer been found guilty of or been involved in insider dealing, or been held by any Court or competent authority to be in breach of any securities or financial markets laws, rules or regulations including any rules and regulations of any securities regulatory authority, stock exchange or futures exchange at any time during the period when you were a controlling shareholder, director or officer?
閣下過去或現時為控股股東(按《香港聯合交易所有限公司證券上市規則》界定)、或者過去或現時為董事或高級人員的任何公司，曾否在閣下為控股股東、董事或高級人員期間的任何時候，被裁定觸犯內幕交易罪或牽涉內幕交易，或遭任何法院或主管機構當局裁定違反任何證券或金融市場法例、規則或規例(包括任何證券監管機構、證券交易所或期貨交易所的任何規則及規例)？

No

If so, give full particulars.
如是，請詳細說明。

N/A

9. Have you, in connection with the formation or management of any company, partnership or unincorporated institution, been adjudged by a Court or arbitral body civilly liable for any fraud, breach of duty or other misconduct by you towards such company, partnership or unincorporated institution or towards any of its members or partners?
閣下曾否就任何公司、合夥公司或非法團機構的成立或管理事宜，被法院或仲裁機構裁定，須就閣下對該等公司、合夥公司或非法團機構或其任何成員或合夥人所作出的任何欺詐、不履行責任行為或其他失當行為負上民事責任？

No

If so, give full particulars.
如是，請詳細說明。

N/A

10. Has any company of which you were or are a director had its business registration or licence revoked at any time during the period when you were a director of the company?
閣下曾經或現時擔任董事的公司，其商業登記或營業執照曾否在閣下在任期間被撤銷？

No

If so, give full particulars, including the date upon which such registration or licence was revoked, the reasons for the revocation, the outcome and current position.
如是，請詳細說明，包括該等登記或執照被撤銷的日期、撤銷的原因、結果及現時狀況。

N/A

11. Have you ever been disqualified from holding, or deemed unfit to hold, the position of director of a company, or from being involved in the management or conduct of the affairs of any company, pursuant to any applicable law, rule or regulation or by any competent authority?
閣下曾否被依據任何適用的法例、規則或規例或被任何主管當局禁止出任、或被視為不適宜出任公司董事，或被禁止參與任何公司的管理或事務？

No

If so, give full particulars.
如是，請詳細說明。

N/A

12. Have you ever been refused admission to membership of any professional body or been censured or disciplined by any such body to which you belong or belonged or been disqualified from membership in any such body or have you ever held a practising certificate or any other form of professional certificate or licence subject to special conditions?
閣下曾否被任何專業團體拒絕入會，或被任何閣下現屬或曾屬會員的專業團體譴責或施以紀律處分，或遭褫奪閣下在該等專業團體的會員資格，或閣下曾否持有有特別限制條件的執業證書或任何其他形式的專業證書或執照？

No

If so, give full particulars.
如是，請詳細說明。

N/A

13. Are you now or have you ever been a member of a triad or other illegal society?
閣下是否或曾否身為黑社會或其他非法組織的成員？

No

14. Are you currently subject to (i) any investigation, hearing or proceeding brought or instituted by any securities regulatory authority, including the Hong Kong Takeovers Panel or any other securities regulatory commission or panel, or (ii) any judicial proceeding in which violation of any securities law, rule or regulation is or was alleged?
閣下是否現正(i)牽涉在任何證券監管當局(包括香港收購及合併委員會或任何其他證券監管委員會)所進行或主持的調查、聆訊或處事程序中，或(ii)牽涉在任何司法訴訟中，而被指稱違反任何證券法例、規則或規例？

No

15. Are you a defendant in any current criminal proceeding involving an offence which may be material to an evaluation of your character or integrity to be a director of the issuer?
閣下是否現為刑事訴訟中的被告人，而涉及的罪行，可能對評估閣下作為發行人的董事應有的個性或操守起重要作用？

No

If so, give full particulars.
如是，請詳細說明。

16. Do you have any past or present financial or other interest in the business of the issuer or its subsidiaries or any connection with any connected person (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of the issuer?
閣下過去或現時在發行人或其附屬公司業務中是否擁有任何財務上或其他方面的利益，或閣下是否與發行人的任何關連人士(按《聯合交易所有限公司證券上市規則》界定)有任何聯繫？

No

Note: Please answer this question if you are being appointed as an independent non-executive director of the issuer; otherwise, please state not applicable.
附註：如閣下現正被任命為發行人的獨立非執行董事，請回答此問題；否則，請填寫「不適用」。

17. Other than the information which you have disclosed pursuant to the foregoing questions, are you aware of any matter the non-disclosure of which may affect the truthfulness, completeness or accuracy of your response to any of the foregoing questions?
除閣下回答上述問題所披露的資料外，閣下是否知悉任何其他事項，而不披露該等事項可能影響閣下對上述問題的回答的真實性、完整性或準確性？

N/A

If so, give full particulars.
如是，請詳細說明。

I, ...Laura Lok Yee CHEN.......陳樂怡........ [Insert Chinese characters, if any], of ....
.......5C, Sea Cliff Mansions, 19C Repulse Bay Road, Hong Kong..
[Insert residential address], solemnly and sincerely declare that the foregoing answers are true, complete and accurate, that I have not made any statements or omissions which would render such answers untrue or misleading, that I understand the possible consequences of making a false declaration as set forth in note 7 of the introduction hereto, and that I understand that The Stock Exchange of Hong Kong Limited may rely upon the foregoing answers in assessing my suitability to act as a director of the issuer.

本人 ....〔填上英文姓名，如有〕，現居於 ....
....
〔請填上住址〕，謹以至誠鄭重聲明，上述回答乃屬真實、完整及準確者，本人並無作出任何聲明或遺漏，而致使此等回答有不正確或誤導成份，本人完全明白作出虛假聲明可能會引致載列於附註(7)的可能後果，而本人亦明白，香港聯合交易所有限公司可倚賴上述回答所提供的資料，以評估本人擔任發行人的董事的合適性。

(A) *For use by a person who is **familiar** with the English and/or Chinese language: -*
供諳熟英文及/或中文的人士使用：－

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the Oaths and Declarations Ordinance (*).
本人謹憑藉《宣誓及聲明條例》(*)衷誠作出此項鄭重聲明，並確信其為真實無訛。

(Signed簽署) ....
[Declarant聲明人]

Declared at ....~~32/F Henley Bldg., 5 Queen's Road Central, HK~~ Rm.3501 Gloucester Tower, The Landmark, Central, Hong Kong.............................. in Hong Kong (**)
this .....25th.......... day of .....April...................., 2003..........
此項聲明於20 .... 年 .... 月 .... 日在香港 (**) .... ，作出。

Before me,
在本人面前作出，

WILFRED C. W. LEE,
Notary Public,
Rm.3501 Gloucester Tower,
The Landmark, Central,
Hong Kong.

[Signature and designation, i.e., Justice of the Peace/Notary Public/Commissioner for Oaths.]
〔簽署及職銜：即：太平紳士/公證人/監誓員。〕

(*) *Substitute appropriate wording if executed outside Hong Kong.*
如聲明在香港以外地方作出，請以其他適用文字取替。

(**) *Substitute place name if declaration is made outside Hong Kong.*
如聲明在香港以外地方作出，請列明地方名。

OR或

(B) *For use by a person who is **not familiar** with the English and/or Chinese language and by interpreter: -*
供不諳熟英文及/或中文而須透過傳譯員傳譯的人士使用：—

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the Oaths and Declarations Ordinance (*).
本人謹憑藉《宣誓及聲明條例》(*)衷誠地作出此項鄭重聲明，並確信其為真確無訛。

(Signed簽署) ....
[Declarant聲明人]

Declared at .... in Hong Kong (**) this .... day of ...., 20.........., through the interpretation of .... [Insert name of interpreter] of .... [Insert address and occupation], the said interpreter having been also first declared [or sworn, as the case may be] that he had truly, distinctly, and audibly interpreted the contents of this document to the declarant, and that he would truly and faithfully interpret the declaration about to be administrated to him.
此項聲明於20............年..........月............日在香港(**)..作出，是經由..〔填上傳譯員姓名〕現居於...〔填上地址〕及任職..〔填上職業〕作出傳譯者，而此傳譯員亦已先行聲明〔或宣誓，視屬何情況而定〕他已將本文件內容向聲明人作出真實明確及清晰可聞的傳譯，並會將本人即將為聲明人主持的聲明忠實向其傳譯。

Before me,
在本人面前作出，

[Signature and designation, i.e., Justice of the Peace/Notary Public/Commissioner for Oaths.]
〔簽署及職銜，即：太平紳士/公證人/監誓員。〕

(*) *Substitute appropriate wording if executed outside Hong Kong.*
如聲明在香港以外地方作出，請以其他適用文字取替。

(**) *Substitute place name if declaration is made outside Hong Kong.*
如聲明在香港以外地方作出，請列明地方名。

Declaration or oath by interpreter
傳譯員的聲明或誓言

I, ..., of ....
...., solemnly and sincerely declare (*) that I well understand the English and .... [State foreign language] languages and that I have truly, distinctly, and audibly interpreted the contents of this document to the declarant .... [Insert name], and that I will truly and faithfully interpret the declaration about to be administered to him.

本人..現居於 ....
....
謹以至誠鄭重聲明(*)，本人諳熟英文及 ....〔述明其他外國語文〕，而本人已將本文件內容向聲明人 ....〔填入姓名〕作真實明確及清晰可聞的傳譯，並會將即將為其主持的聲明向其傳譯。

(Signed簽署) ....
Interpreter傳譯員

Declared at .... in Hong Kong (**)
this .... day of ...., 20 ....
此項聲明於20 .... 年 .... 月 .... 日在香港 (**) .... 作出。

Before me,
在本人面前作出，

[Signature and designation, i.e., Justice of the Peace/Notary Public/Commissioner for Oaths.]
〔簽署及職銜，即：太平紳士/公證人/監誓員。〕

(*) *In case of an oath substitute "swear" for "solemnly and sincerely declare".*
在宣誓的情況下，以「謹此宣誓」代替「謹以至誠鄭重聲明」。

(**) *Substitute place name if declaration is made outside Hong Kong.*
如聲明在香港以外地方作出，請列明地方名。

Part 2

第二部份

UNDERTAKING

承 諾

Further, I,.....Laura..Lok..Yee..CHEN............, undertake with The Stock Exchange of Hong Kong Limited that:-
此外，本人.........................陳..樂..怡...向香港聯合交易所有限公司承諾：－

(a) in the exercise of my powers and duties as a director of the issuer I shall:-
在行使發行人董事的權力及職責時，本人須：－

(i) comply to the best of my ability with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force (the "Listing Rules");
盡力遵守不時生效的《香港聯合交易所有限公司證券上市規則》(《上市規則》)；

(ii) use my best endeavours to procure that the issuer shall so comply; and
盡力促使發行人遵守《上市規則》；及

(iii) use my best endeavours to procure that any alternate of mine shall so comply;
盡力促使本人的任何替任人遵守《上市規則》；

(b) I shall, in the exercise of my powers and duties as a director of the issuer, comply to the best of my ability with the Securities (Disclosure of Interests) Ordinance, the Code on Takeovers and Mergers, the Code on Share Repurchases and all other securities laws and regulations from time to time in force in Hong Kong, and I shall use my best endeavours to procure that the issuer shall so comply;
本人在行使發行人董事的權力及職責時，將盡力遵守《證券(公開權益)條例》、《公司收購及合併守則》、《股份購回守則》及香港所有其他不時生效的有關證券的法例及規例，本人並會盡力促使發行人遵守上述各項；

(c) I shall cooperate in any investigation conducted by the Listing Division and/or the Listing Committee of The Stock Exchange of Hong Kong Limited, including answering promptly and openly any questions addressed to me, promptly producing the originals or copies of any relevant documents and attending before any meeting or hearing at which I am requested to appear;
本人將在香港聯合交易所有限公司上市科及/或上市委員會所進行的任何調查中給予合作，包括及時及坦白地答覆向本人提出的任何問題，及時地提供任何有關文件的正本或副本，並出席本人被要求出席的任何會議或聽證會；

(d) I hereby irrevocably appoint the issuer as my agent, for so long as I remain a director of the issuer, for receiving on my behalf any correspondence from and/or service of notices and other documents by The Stock Exchange of Hong Kong Limited;
本人茲不可撤回地委任發行人為本人的代理人，在本人留任發行人董事期間，代表本人接收香港聯合交易所有限公司發出的任何書信及／或送達的通知書及其他文件；

(e) I shall provide to The Stock Exchange of Hong Kong Limited, immediately upon my resignation as a director of the issuer, my up-to-date contact information, including my address for correspondence from and service of notices and other documents by The Stock Exchange of Hong Kong Limited and telephone number; and
本人將在辭去發行人董事職務後，立即向香港聯合交易所有限公司提供本人最新的聯絡資料，包括供本人接收香港聯合交易所有限公司發出的書信、送達的通知書及其他文件的地址和電話號碼；以及

(f) I hereby give my authority to the Head of the Listing Division of The Stock Exchange of Hong Kong Limited, or to any person authorised by him, to disclose any of the foregoing particulars given by me to members of the Listing Committee and, with the approval of the Chairman or a Deputy Chairman of The Stock Exchange of Hong Kong Limited, to such other persons, as the said Head of the Listing Division may from time to time think fit.
本人茲授權香港聯合交易所有限公司上市科總監、或其授權的任何人士，將本人提供的上述資料向上市委員會委員披露；並在香港聯合交易所有限公司主席或一位副主席批准的情況下，向上市科總監不時認為適當的其他人士披露。

Signature簽署：

Name姓名：Laura Lok Yee CHEN

Dated: 25th April 2003

日期：20 .... 年 .... 月 .... 日

Part 3

第三部份

(A) *If the issuer is a new applicant or continues to retain a sponsor, the following sponsor's certification must be completed:-*

如發行人為新申請人或會持續聘用保薦人，下列的保薦人證明亦須填報：—

SPONSOR'S CERTIFICATION

保薦人證明

We, ... , are the sponsor for the issuer appointed for the purpose referred to in Rule 3.01 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and have offices located at ....

....

We hereby certify that we have read the answers provided by .... [Insert name of director/declarant] in Part 1 of this Form B and we are not aware of any information that would lead a reasonable person to inquire further concerning the truthfulness, completeness or accuracy of any of the answers so provided.

我們 .... ，乃為《香港聯合交易所有限公司證券上市規則》第3.01條所提及的目的而委任的發行人的保薦人，辦事處設於 ....

.... 。我們茲證明，我們已閱讀 ....〔填入董事/聲明人的姓名〕在表格B第一部份所作的回答，我們並不知悉任何資料，足以使一名合理的人士，就如此填報的資料的真實性、完整性及準確性作進一步的查詢。

Executed this .... day of .... , 20 .... , in ....

本證明於20................. 年 .... 月 .... 日在 .... 簽立。

(Signed簽署) ....

(B) *The following solicitor's certification must be completed whenever this Form is required to be lodged with The Stock Exchange of Hong Kong Limited:-*

按規定須向香港聯合交易所有限公司呈報本表格的，均須填報下列律師證明：—

SOLICITOR'S CERTIFICATION

律師證明

We, **Lo and Lo**, are a firm of solicitors qualified to advise on Hong Kong law with offices located at **Rm.3501 Gloucester Tower, The Landmark, Central, Hong Kong.**

We hereby certify that we have explained all applicable requirements and procedures for completing and making the declaration contained in Part 1 of this Form B, and the possible consequences of making a false declaration, to CHEN Lok Yee, Laura [Insert name of director/declarant]. Further, we hereby certify that CHEN Lok Yee, Laura [Insert name of director/declarant] has acknowledged to us that he/she understands the foregoing.

我們， .... ，為一家有資格就香港法律提供意見的律師行，辦事處設於 .... 。

我們茲證明，我們已向 ....〔填入董事/聲明人的姓名〕詳細解釋填報本B表格第一部份及作出聲明的所有適用規定和程序，以及作出虛假聲明所可能引致的後果。此外，我們茲證明 ....〔填入董事/聲明人的姓名〕已向我們承認其 了解上述各項。

Executed this 25th day of April, 2003, in Hong Kong

本證明於20................. 年 .... 月 .... 日在 .... 簽立。

(Signed簽署) ....

WILFRED C. W. LEE,
Lo and Lo
Solicitor, Hong Kong SAR

APPENDIX 1

Re: List of Directorship - CHEN Lok Yee, Laura

Name of Corporation	Place of Incorporation	Nature of Business	Date of Appointment (M/D/Y)
Overseas Companies			
Allcity Investments Limited	British Virgin Islands	Investments	6/30/93
Axeford International Limited	British Virgin Islands	Investments	5/23/94
Carnival Holdings Limited	British Virgin Islands	Investments	5/27/93
Citigain (BVI) Limited	British Virgin Islands	Investments	2/25/94
Connolly Associates Ltd.	British Virgin Islands	Investments	3/20/98
Full Luck Investments Limited	Samoa	Property Holdings	5/10/00
Gellet Development Inc.	British Virgin Islands	Investments	5/26/93
Matum Investments Limited	British Virgin Islands	Investments	12/9/94
Mayne Holdings Limited	British Virgin Islands	Investments	4/27/98
Port Investors Limited	United States of America	Investments	6/29/01
Rancher Group Limited	British Virgin Islands	Investments	2/28/03
Splendid Prospect Holdings Ltd.	Samoa	Property Holdings	11/15/02
State Development Inc.	Republic of Panama	Investments	10/28/02
Sterling Asset Management (BVI) Limited	British Virgin Islands	Investments	3/27/96
Sterling Capital Investments (BVI) Limited	British Virgin Islands	Investments	6/11/93
Wingrove Equities Inc.	British Virgin Islands	Investments	12/23/02

2/...

APPENDIX 1

Re: List of Directorship - CHEN Lok Yee, Laura

Name of Corporation	Place of Incorporation	Nature of Business	Date of Appointment
Local Companies			
Fairview Management Ltd.	Hong Kong	Management Services	1/12/94
Hang Lung Group Limited	Hong Kong	Investment Holding	4/1/97
Hang Lung Properties Limited	Hong Kong	Investment Holding	4/1/97
Hesma Ltd.	Hong Kong	Property Holdings	11/15/02
Hoi Shun Investment Co. Ltd.	Hong Kong	Property Holdings	11/15/02
Hong Dat Co. Ltd.	Hong Kong	Dormant	11/15/02
Honest Manor Ltd.	Hong Kong	Dormant	11/15/02
Lanebrook Limited	Hong Kong	Property Holdings	11/15/02
Lion View Development Limited now known as Sterling Capital Management Limited (wef 9/20/2002)	Hong Kong	Investments	12/1/94
Mightypearl Limited	Hong Kong	Property Holdings	11/15/02
Secal Ltd.	Hong Kong	Property Holdings	11/15/02
Segen's Praise	Hong Kong	Investment Holding	11/15/02
Sterling Private Management Limited	Hong Kong	Inactive	1/18/01
Sterling Capital Investments Limited	Hong Kong	Inactive	3/24/94
Sterling International Limited	Hong Kong	Inactive	3/24/94
Sterling Property Holdings Limited	Hong Kong	Inactive	3/24/94
Xider Ltd.	Hong Kong	Property Holdings	11/15/02

Hong Kong - April 24, 2003

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th April, 2003

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd May, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,324,277,242		
Increase/(Decrease) during the month	75,000		
Balance at close of the month :	1,324,352,242		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.____ Exercise price: HK$ ____ 2.____ Exercise price: HK$ ____	Per	attached				
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ *Subscription price: HK$* ____ 2.____ *Subscription price: HK$* ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month:					75,000

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretar

Remarks : __________

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	9,930,000	Nil	Nil	Nil	9,930,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	250,000	Nil	75,000	75,000	100,000	75,000
- Exercise price: HK$6.87	150,000	Nil	Nil	Nil	150,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Form 表格 SC1

Return of Allotments
股份分配申報表

CR

Companies Registry
公 司 註 冊 處

04 FEB 19 AM 7:21

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
11	04	2003	to 至	26	05	2003

3 Totals of this Allotment 此股份分配的總款額：-

Nominal Amount Paid and Payable
已繳及應繳的總面額

HKD 355,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]

HKD 1,770,350.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 （包括此分配）

HKD 1,324,632,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
Ordinary	HKD	75,000	1.00	5.49	0.00	4.49	336,750.00
Ordinary	HKD	280,000	1.00	6.12	0.00	5.12	1,433,600.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0090

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

29/05/2003 00483598
CR No. : -006206-
Sh. Form : SC1
08 $1,771.00

TOTAL(CHQ) $1,771.00

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A						

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
LEUNG Tsui San, Sandra 梁翠珊 Individual	25D, Block 11, Royal Ascot, Tsun King Road, Shatin, New Territories, Hong Kong	75,000		
SEOW Tiang Beng 蕭長明 Consultant	Apt. 11E, Blk. 3, Harvest Garden, 1 Wing Fat Lane, Tuen Mun, New Territories, Hong Kong	280,000		
	Total Shares Allotted by Class 各類股份分配總額	355,000		

Signed 簽名：

Name 姓名： Robin Sik Wing CHING

~~Director 董事~~／Secretary 秘書

Date 日期： 29th May, 2003

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st May, 2003

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd June, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,324,352,242		
Increase/(Decrease) during the month	280,000		
Balance at close of the month :	1,324,632,242		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______	Per attached					
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ______ 2.______ Subscription price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$ ______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ______________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretar

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	9,930,000	Nil	280,000	Nil	9,650,000	280,000
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	100,000	Nil	Nil	Nil	100,000	Nil
- Exercise price: HK$6.87	150,000	Nil	Nil	Nil	150,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th June, 2003

04 FEB 19 AM 7:21

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd July, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares : 2. Preference shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,324,632,242		
Increase/(Decrease) during the month	0		
Balance at close of the month :	1,324,632,242		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.____ Exercise price: HK$ ____ 2.____ Exercise price: HK$ ____	Per	attached				
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ Subscription price: HK$ ____ 2.____ Subscription price: HK$ ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ____________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretar

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	9,650,000	Nil	Nil	Nil	9,650,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	100,000	Nil	Nil	Nil	100,000	Nil
- Exercise price: HK$6.87	150,000	Nil	Nil	Nil	150,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Your Ref: LD20030702-00048
Our Ref : SO-166-2003/HLGL

9th July, 2003

Listing Division,
The Stock Exchange of Hong Kong Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Janet Chiu

Dear Sirs,

Company Name : Hang Lung Group Limited (the "Company")
Case Number : 20030702-F00010-0186
Transaction Type: Follow-up Procedures
Subject : Accounts for the year ended 30 June, 2003

We refer to your letter dated 4th July, 2003 and as requested, return herewith the checklists in respect of the Company, duly completed and signed, for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

Checklist on Connected Transactions

Connected transactions

The expression "Connected transactions" shall bear the same meaning as defined under Chapter 14 of the Listing Rules. "Waiver" means a conditional written waiver from relevant Listing Rules requirements previously granted by the Exchange in respect of connected transactions of the Company. "Accounts" means the accounts of the Company for the year ended 30 June 2003 (the "Financial Year").

		Yes	No	N/A	Remark
a)	Have there been any connected transactions during the Financial Year.	V			
b)	Where there have been connected transactions during the Financial Year, all relevant requirements of the Listing Rules have been complied with in respect of each of such connected transaction (If no, please state below details of those transactions)	V			Approved at EGM held on 8 Oct 200
c)	Where the Waiver imposes conditions, all these conditions have been fulfilled. (If no, please state below details of those transactions and the reason why the conditions are not met.)			V	
d)	Where the Listing Rules or the Waiver requires disclosure of details of connected transactions in the Accounts, please confirm, where appropriate, whether the following information will be disclosed in the Accounts :- (i) details of the connected transactions in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules; and	V			Will be disclosed in Annual Report for year ended 30 June 20
	(ii) confirmation from the independent non-executive directors of the Company in the manner specified in the Waiver.			V	
e)	Where maximum amounts (the "Caps") are set in the Waiver such that the annual amount of any connected transaction may not exceed a specified amount or percentage of the net assets or turnover (or other denominator) of the Company, please confirm that the actual annual amounts of the connected transactions are within the Caps.			V	
f)	Where the Waiver requires a copy of the auditor's letter in respect of the connected transaction to be made available to the Exchange, please provide a copy of such letter together with this checklist or advise the expected date of submission of such letter.	Date : N/A			

Remarks :

Approved by :

Checklist on Use of Proceeds

Use of proceeds

A listed company may raise capital (including issue of convertible securities) by way of new issue, placing of shares, rights issue or other methods. Where the Company has raised capital during the current financial year or has raised capital in previous financial years and a substantial portion of the proceeds from such capital raising has been carried forward to the current financial year :

	Yes	No	N/A	Remark
a) Please confirm that the application of proceeds from such capital raising in the current financial year is in line with the proposed application as set out in the relevant listing document, circular or announcement in respect of the capital raising.				
b) The Company will disclose the following information in the accounts of the Company for the current financial year (where appropriate) : (i) details of application of proceeds (by major item) from capital raising,				
(ii) if there is any change in application of proceeds, a comparison with the proposed application as set out in the relevant listing document, circular or announcement in respect of the capital raising;			N/A	
(iii) reason for any change in application of proceeds;				
(iv) the amount and treatment of any unused proceeds at the end of the financial year; and				
(v) the proposed application of any unused proceeds in future financial years.				
c) Please confirm that any major change in application of proceeds has been disclosed in accordance with Paragraph 2 of the Listing Agreement. (If no, please state the reasons below.)				

Remarks :

____

____

____

Approved by : ______________________________

~~Director~~ Secretary and Authorised Representative

Checklist on Guaranteed Profit / Net Assets

Guaranteed profit / net assets

It is noted that the Company entered into a [connected / notifiable] transaction (as defined in Chapter 14 of Listing Rules) which included a provision whereby the [connected person / contracting party] provided a guarantee to the Company in respect of the profits or net assets of the company or business being acquired or disposed of by the Company. Where the actual profits or net assets are less than the amounts guaranteed, the [connected person / contracting party] is required to pay an amount equal to or a multiple of the shortfall. Alternatively, or in addition, the Company may have an option to sell or acquire the company or business in question to / from the [connected person / contracting party].

It is stated in the [circular / announcement] in respect of the [connected / notifiable] transaction that the Company will include certain additional disclosure.

	Yes	No	N/A	Remark
a) Are the actual profits or net assets of the company or business acquired or disposed of are less than the amounts guaranteed;				
b) Where the answer to (a) above is "Yes", the Company has made an announcement to inform the shareholders and the public on _________________(Date). (If no, please state below the reason why it has not been announced)				
c) the independent non-executive directors of the Company have opined on whether the [connected person / contracting party] has fulfilled its obligations under the guarantee.			N/A	
d) the independent non-executive directors of the Company have opined on the exercise or non-exercise of the option by the Company is fair and reasonable to its minority shareholders.				
e) The Company will disclose the following information in the accounts of the Company for the current financial year (where appropriate) : (i) details of whether the guaranteed profit / net assets have been met;				
(ii) details of the shortfall;				

		Yes	No	N/A	Remark
(iii)	whether the [connected person / contracting party] has fulfilled its obligations under the guarantee, including the opinion of the independent non-executive directors; and				
(iv)	the reasons for exercising / not exercising the option, including the opinion of the independent non-executive directors.				

Remarks :

Approved by:

~~Director~~ Secretary and
Authorised Representative

Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

04 FEB 19 AM 7:21

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
09	07	2003	to 至	21	07	2003

3 Totals of this Allotment 此股份分配的總款額：-

Nominal Amount Paid and Payable
已繳及應繳的總面額
HKD 200,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]
HKD 1,024,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額（包括此分配）
HKD 1,324,832,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
Ordinary	HKD	200,000	1.00	6.12	0.00	5.12	1,024,000.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0092
Deadline: 13/09/2003

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

04/08/2003 BB443656
CR No. : -006206-
Sh. Form : SC1
08 $1,024.00

[redacted]eturn of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A						

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
LEE Po Chu, Eileen 李寶珠 Senior Property Manager	Flat 1104, Block M, Kornhill, Quarry Bay, Hong Kong	200,000		
	Total Shares Allotted by Class 各類股份分配總額	200,000		

Signed 簽名：

Name 姓名： Robin Sik Wing CHING　　Date 日期： 31st July, 2003

~~Director 董事~~／Secretary 秘書

Our Ref: SO-173-2003/HLGL

28th July, 2003

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Notification of Board Meeting

Please be informed that a Board Meeting of our Company will be held on Thursday, 28th August, 2003 at 3:30 p.m. to consider the preliminary announcement of results for the year ended 30th June, 2003 and final dividend to be recommended to shareholders. You will be notified of the results and decision on dividend on that day.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

RsC/el

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st July, 2003

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 1st August, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :   2. Preference shares :

3. Other classes of shares :   please specify : ______

4. Warrants :   please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,324,632,242		
Increase/(Decrease) during the month	200,000		
Balance at close of the month :	1,324,832,242		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.____ Exercise price: HK$ ____ 2.____ Exercise price: HK$ ____	Per attached					
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ *Subscription price:* *HK$* ____ 2.____ *Subscription price:* *HK$* ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						============

Remarks : ____________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretar

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	9,650,000	Nil	200,000	80,000	9,370,000	200,000
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	100,000	Nil	Nil	Nil	100,000	Nil
- Exercise price: HK$6.87	150,000	Nil	Nil	Nil	150,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Companies Registry
公 司 註 冊 處

04 FEB 19 AM 7:21

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
18	08	2003	to 至			

3 Totals of this Allotment 此股份分配的總款額：-

Nominal Amount Paid and Payable
已繳及應繳的總面額
HKD 150,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]
HKD 768,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額（包括此分配）
HKD 1,324,982,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
Ordinary	HKD	150,000	1.00	6.12	0.00	5.12	768,000.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0093
Deadline: 11/10/2003

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

02/09/2003 EE484880
CR No. : -006206-
Sh. Form : SC1
$768.00

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A						

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
LEE Po Chu, Eileen 李寶珠 Senior Property Manager	Flat 1104, Block M, Kornhill, Quarry Bay, Hong Kong	150,000		
	Total Shares Allotted by Class 各類股份分配總額	150,000		

Signed 簽名：[signature]

Name 姓名： Robin Sik Wing CHING

~~Director 董事~~／Secretary 秘書

Date 日期： 1st September, 2003

04 FEB 19 AM 7:21

Your Ref: ACK22334/2003
Our Ref : SO-192-2003/HLGL

28th August, 2003

Listing Division,
The Stock Exchange of Hong Kong Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

BY FAX & BY HAND
(Fax No.2523-1254)

Attn: Ms. Jane Shum

Dear Madam,

Re: Final Dividend for the year ended 30th June, 2003

Please be informed that at a Directors' Meeting of the Company held on 28th August, 2003, the board has resolved to recommend a final dividend of 32 cents per share to be paid on 28th November, 2003 to shareholders registered as of 7th November, 2003.

As requested in your letter dated 30th July, 2003, we enclose herewith a duly completed Results Announcement Form for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

: Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

ɹTANT NOTES:
ɹT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Hang Lung Group Limited (Name of Company/~~Representative Company~~) — No. of pages: 2

Robin Ching (Responsible Official) — 2879-0370 (Contact Telephone Number) — 28th August, 2003 Date

Name of listed company : HANG LUNG GROUP LIMITED

Year end date : 30 / 6 / 03

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☒ Unqualified ☐ N/A

Review of interim report (if applicable) by
Audit committee
☐ Auditors N/A
☐ Neither of the above

		(Audited/~~Unaudited~~*) Current Period from 1/7/02 to 30/6/03 (HK$) 'million		(Audited/~~Unaudited~~*) Last Corresponding Period from 1/7/01 to 30/6/02 (HK$) 'million	
Turnover (Note I)	:	3,421.4		3,254.0	
Profit/(~~Loss~~) from Operations (Note III)	:	1,541.9		1,848.2	
Finance cost	:	(343.6)		(372.5)	
Share of Profit / (Loss) of Associates	:	-		-	
Share of Profit / (Loss) of Jointly Controlled Entities	:	(44.9)		23.5	
Profit / (~~Loss~~) after Taxation & MI	:	488.0		691.8	
% Change over Last Period	:	-29.5 %			
EPS / (~~LPS~~) - Basic (Note)	:	36.9¢		52.3¢	
- Diluted	:	36.8¢		52.2¢	
ɛxtraordinary ("ETD") Gain / (Loss)	:	-		-	
Profit / (~~Loss~~) after ETD Items	:	488.0		691.8	
~~Interim~~/ Final* Dividend per Share	:	32¢		32¢	
(specify if with other options)	:	Nil		Nil	
B / C Dates for ~~Interim~~ / Final* Dividend	:	5/11/2003	to	7/11/2003	bdi.
Payable Date	:	28/11/2003			
B / C Dates for (____) General Meeting	:	N/A	to		bdi.
Other Distribution for Current Period	:	Nil			
B / C Date for Other Distribution	:	N/A	to		bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
HANG LUNG GROUP LIMITED

Signature :

Hang Lung Group Limited

Note

The calculation of basic earnings per share is based on the net profit attributable to shareholders of HK$488.0 million (2002: HK$691.8 million) and the weighted average number of 1,324.1 million (2002: 1,323.2 million) shares in issue during the year.

The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of HK$488.0 million (2002: HK$691.8 million) and the weighted average number of 1,325.2 million (2002: 1,325.5 million) shares after adjusting for the effects of all dilutive potential shares.

04 FEB 19 AM 7:21

Our Ref: SO-195-2003/HLPL

28th August, 2003

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Preliminary Announcement
- Hang Lung Group Limited
- Hang Lung Properties Limited

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

L

Robin Ching
Secretary

Encl.

RsC/el

c.c. SNP Vite Ltd. - Attn. Mr. K.T. Lam (Fax. 2877-9978)

恒隆地產
HANG LUNG PROPERTIES

恒隆集團
HANG LUNG GROUP

Annual Results Announcement

2002 ~ 2003

28 August 2003

The press release is available for download from Hang Lung Web Site at www.hanglung.com

For any inquiries, please contact

Terry Ng, Executive Director
Tel ：2879 0188
Email ：TerryNg@hanglung.com

Elina Lee, Corporate Communications Manager
Tel ：2879 0163
Email：ElinaLee@hanglung.com

本新聞稿於恒隆網頁 www.hanglung.com 可供下載。
如有任何查詢，請聯絡：

執行董事
吳士元
電話：2879 0188
電郵：TerryNg@hanglung.com

集團傳訊經理
李嘉莉
電話：2879 0163
電郵：ElinaLee@hanglung.com

[For Immediate Release] 28 August 2003

Financial Highlights

For the year ended 30 June 2003 (audited)

Companies	**Hang Lung Properties Limited**			**Hang Lung Group Limited**		
	2003	2002	Change (%)	2003	2002	Change (%)
Net Profit (HK$ Million)	1,010.1	1,207.0	-16.3	488	691.8	-29.5
Final Dividend (HK cents)	29	29	-	32	32	-

Hang Lung Properties Limited (Stock Code : 101)

- Profit for the year decreased by 16.3% primarily due to a reduction in the number of units sold at Garden Terrace from 27 units last year to 6 units this year. There were no other property projects for sale during the year as the Group's development projects are still under construction.

- Rental income increased by 6.4% primarily due to the strong performance from Shanghai. Contribution from our Hong Kong rental portfolio increased by 1% (occupancy rates:- retail: 94%; office: 91%) while rental income from Shanghai increased by 19% in absolute terms. As of 30 June 2003, our Shanghai properties were 100% let.

- Construction of our four in-town residential projects, including The HarbourSide, Hing Wah Street West, Hoi Fai Road and Hau Man Street, is progressing on schedule. Sales of property projects are expected to commence soon.

- The renovation work at Grand Tower Hotel for conversion into an office and commercial complex has substantially completed. Leasing activities have already commenced and have received favorable response. Grand Plaza Hotel has changed all its operations to service apartments.

- Construction of an additional office tower at Plaza 66 would increase leasable area in Shanghai by about 0.9 million sq. ft..

- During the year, the Group's interest in the shopping mall of The Grand Gateway has increased from approximately 47% to 66%.

Hang Lung Group Limited (Stock Code : 010)

- Net profit decreased by 29.5% to HK$488 million which included our share of loss from Tung Chung joint venture project – Seaview Crescent of HK$73 million. The reduction in the number of units sold of Garden Terrace also contributed to the decrease in net profit.

- Rental income from our Hong Kong rental portfolio increased by 1% (occupancy rates:- retail: 94%; office: 91%). Leasing activities in Shanghai continued to perform well. Rental income from Shanghai increased by 18% and our properties are nearly 100% let.

- The Group's two property projects, New Haven and Napa Valley completed during the year. The marketing program for each development has been relatively successful and about 80% of each project has been sold to date. Construction of our four residential projects under Hang Lung Properties is progressing on schedule. Sales of property projects is expected to commence soon.

- Second phase construction has commenced in Shanghai and leasable area would increase by about 2.8 million sq. ft. upon completion of an additional 5 towers at The Grand Gateway and Plaza 66.

- The Group's interest in The Grand Gateway has increased from approximately 47% to 66%. The

[即時發佈] 二零零三年八月二十八日

財務摘要（經審核）

截至二零零三年六月三十日止年度

公司	恒隆地產有限公司			恒隆集團有限公司		
	二零零三年	二零零二年	（%）改變	二零零三年	二零零二年	（%）改變
純利（百萬港元）	1,010.1	1,207.0	-16.3	488	691.8	-29.5
末期股息（港仙）	29	29	不變	32	32	不變

恒隆地產有限公司　（股份代號：101）

- 本年溢利下跌百份之十六點三，主要由於花園臺銷量由去年二十七個單位下跌至本年六個單位所致。由於集團之物業項目仍在建築中，故年內並無其他地產項目出售。
- 租金收入上升百份之六點四，主要受惠於上海租務之理想表現。香港物業組合租金收入上升百份之一(出租率：商場 — 百份之九十四；寫字樓 — 百份之九十一)，而上海租金收入則上升百份之十九(以純租金計算)。於二零零三年六月三十日，本集團於上海之物業均全部租出。
- 本集團發展中之四個市區住宅項目，包括君臨天下，興華街西，海暉道及孝民街之項目均如期進行，並預計快將開始發售。
- 改建雅蘭酒店爲寫字樓及商業綜合大樓之工程已接近完成。其租務活動已展開，市場亦有良好反應。康蘭酒店亦已全面更改其業務爲服務式住宅。
- 恒隆廣場建築中之新寫字大樓將爲上海之可出租面積增加約九十萬平方呎。
- 於本年度內，本集團於港匯廣場商場部份之權益由約百份之四十七增加至百份之六十六。

恒隆集團有限公司　（股份代號：010）

- 純利下跌百份之二十九點五至港幣四億八千八百萬元，當中包括本集團分擔位於東涌之合營項目海堤灣畔港幣七千三百萬元之虧損。另花園臺單位銷量減少亦導致純利下跌。
- 本集團於香港之物業組合租金收入增加百份之一(出租率：商場：百份之九十四；寫字樓：百份之九十一)。上海租務繼續表現理想，其租金收入上升百份之十八；物業並接近全部租出。
- 本集團之兩項發展中項目，名逸居及名賢居，已於本年中完成。其銷售計劃亦頗爲理想；截至目前爲止，約八成單位已出售。另屬於恒隆地產之四個發展中住宅項目均如期進行，並預計快將開始發售。
- 位於上海之第二期建築工程已展開；當港匯廣場及恒隆廣場之五座大樓工程完成時，上海之可出租面積將增加約二百八十萬平方呎。
- 本集團於港匯廣場之權益由約百份之四十七增加至百份之六十六。恒集國際有限公司(將退出此項目之股東)亦承諾以美金一億二千四百萬元向合營公司收購港匯廣場一座寫字樓。此項目之工程及有關收購事宜將於二零零六年九月完成。

恒隆地產 HANG LUNG PROPERTIES

RENTAL PROPERTIES

- Rental income increased 6.4 percent to over $2 billion p.a. (including Shanghai)
- Investment property portfolio size for both HK and Shanghai (excluding our portfolio of 6,262 carparks and property under development) is 8.3 million sq. ft. (or 774,000 sq. m.)


Million sq. ft.
Retail
3.9
Office
3.2
Residential
0.8
Industrial / Office
0.4
8.3
39%
4%
10%
47%

Portfolio Size and Mix


HK$'M
Retail
1,158
Office
619
Residential
121
Others
126
2,024
30%
6%
6%
58%

Rental income by segment

HANG LUNG PROPERTIES LIMITED
RESULTS FOR THE YEAR ENDED 30 JUNE 2003 (AUDITED)

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2003

	Note	**2003 HK$Million**	2002 HK$Million
Turnover	*1*	**2,142.5**	2,383.2
Other revenue		**60.4**	93.0
Direct costs and operating expenses		**(631.2)**	(790.6)
Administrative expenses		**(88.3)**	(88.6)
Profit from operations before finance costs		**1,483.4**	1,597.0
Finance costs	*2*	**(272.2)**	(256.9)
Operating profit	*2*	**1,211.2**	1,340.1
Share of results of jointly controlled entities		**52.9**	66.3
Profit before taxation	*1(a)*	**1,264.1**	1,406.4
Taxation	*3*	**(152.3)**	(123.1)
Profit after taxation		**1,111.8**	1,283.3
Minority interests		**(53.4)**	(28.0)
		1,058.4	1,255.3
Preference dividend	*4*	**(48.3)**	(48.3)
Net profit attributable to ordinary shareholders		**1,010.1**	1,207.0
Ordinary dividends			
Interim dividend paid at 11¢ (2002: 11¢) per ordinary share		**317.8**	317.8
Proposed final dividend at 29¢ (2002: 29¢) per ordinary share		**837.9**	837.9
		1,155.7	1,155.7
Earnings per ordinary share	*5*		
Basic		**35.0 ¢**	41.8 ¢
Diluted		**34.4 ¢**	41.5 ¢
Proposed final dividend per ordinary share		**29.0 ¢**	29.0 ¢
Total dividends for the year per ordinary share		**40.0 ¢**	40.0 ¢

HANG LUNG PROPERTIES LIMITED
RESULTS FOR THE YEAR ENDED 30 JUNE 2003 (AUDITED)

Notes:

1. Segment information

	Segment revenue		Segment results	
	2003	2002	**2003**	2002
	HK$Million	HK$Million	**HK$Million**	HK$Million
(a) Business segment				
Property leasing	**2,024.1**	1,902.4	**1,473.5**	1,461.9
Property sales				
- investment properties	**118.4**	480.8	**37.8**	130.7
	2,142.5	2,383.2	**1,511.3**	1,592.6
Other income			**60.4**	93.0
Administrative expenses			**(88.3)**	(88.6)
Finance costs			**(272.2)**	(256.9)
Operating profit			**1,211.2**	1,340.1
Share of results of jointly controlled entities				
- property leasing			**52.9**	66.3
Profit before taxation			**1,264.1**	1,406.4
(b) Geographical segment				
Group				
Hong Kong	**1,830.0**	2,182.2	**1,293.5**	1,459.1
Mainland China	**312.5**	201.0	**217.8**	133.5
	2,142.5	2,383.2	**1,511.3**	1,592.6
Jointly controlled entities				
Hong Kong			**28.3**	30.2
Mainland China			**24.6**	36.1
			52.9	66.3

2. Operating profit is arrived at after charging:

	2003	2002
	HK$Million	HK$Million
Finance costs		
Interest on borrowings	**390.8**	408.1
Other ancillary borrowing costs	**51.4**	40.8
Total borrowing costs	**442.2**	448.9
Less: Borrowing costs capitalised	**(170.0)**	(192.0)
	272.2	256.9
Cost of investment properties sold	**78.1**	344.8
Depreciation	**16.3**	22.5

HANG LUNG PROPERTIES LIMITED
RESULTS FOR THE YEAR ENDED 30 JUNE 2003 (AUDITED)

Notes:

3. Provision for Hong Kong profits tax has been made at 17.5% (2002:16%) on the estimated assessable profits for the year. No provision has been made for PRC income tax for the year as tax allowances are available to offset PRC taxable income for the year. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2003 **HK$Million**	2002 HK$Million
Group		
Hong Kong	**147.8**	118.7
Jointly controlled entities		
Hong Kong	**4.5**	4.4
	152.3	123.1

4. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each.

5. (a) The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$1,010.1 million (2002: HK$1,207.0 million) and the weighted average number of 2,889.3 million (2002: 2,889.8 million) ordinary shares in issue during the year.

   (b) The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of HK$1,126.5 million (2002: HK$1,228.2 million) and the weighted average number of 3,272.7 million (2002: 2,961.8 million) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares.

HANG LUNG GROUP LIMITED
RESULTS FOR THE YEAR ENDED 30 JUNE 2003 (AUDITED)

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2003

	Note	2003 HK$Million	2002 HK$Million
Turnover	*1*	**3,421.4**	3,254.0
Other revenue		**75.4**	209.8
Direct costs and operating expenses		**(1,827.0)**	(1,451.1)
Administrative expenses		**(127.9)**	(164.5)
Profit from operations before finance costs		**1,541.9**	1,848.2
Finance costs	*2*	**(343.6)**	(372.5)
Operating profit	*2*	**1,198.3**	1,475.7
Share of results of jointly controlled entities		**(44.9)**	23.5
Profit before taxation	*1(a)*	**1,153.4**	1,499.2
Taxation	*3*	**(152.5)**	(133.1)
Profit after taxation		**1,000.9**	1,366.1
Minority interests		**(512.9)**	(674.3)
Net profit attributable to shareholders		**488.0**	691.8
Dividends			
Interim dividend at 12¢ (2002: 12¢) per share		**158.9**	158.8
Proposed final dividend at 32¢ (2002: 32¢) per share		**424.0**	423.6
		582.9	582.4
Earnings per share	*4*		
Basic		**36.9** ¢	52.3 ¢
Diluted		**36.8** ¢	52.2 ¢
Proposed final dividend per share		**32.0** ¢	32.0 ¢
Total dividends for the year per share		**44.0** ¢	44.0 ¢

HANG LUNG GROUP LIMITED
RESULTS FOR THE YEAR ENDED 30 JUNE 2003 (AUDITED)

Notes

1. Segment information

	Segment revenue		Segment results	
	2003	2002	**2003**	2002
	HK$Million	HK$Million	**HK$Million**	HK$Million
(a) Business segment				
Property sales	**1,064.3**	830.3	**(33.1)**	134.9
Property leasing	**2,242.1**	2,169.6	**1,602.4**	1,649.6
Hotel owning and management (Note)	**103.6**	223.5	**12.9**	33.6
Other operations	**14.4**	32.4	**42.6**	88.9
	3,424.4	3,255.8	**1,624.8**	1,907.0
Inter-segment - property leasing	**(3.0)**	(1.8)	**-**	-
	3,421.4	3,254.0	**1,624.8**	1,907.0
Interest income			**45.0**	105.7
Administrative expenses			**(127.9)**	(164.5)
Finance costs			**(343.6)**	(372.5)
Operating profit			**1,198.3**	1,475.7
Share of results of jointly controlled entities				
Property sales			**(72.6)**	(2.2)
Property leasing			**34.0**	32.0
Other operations			**(6.3)**	(6.3)
Profit before taxation			**1,153.4**	1,499.2

Note: Hotel operations have ceased with effect from 31 December 2002.

(b) Geographical segment

Hong Kong	**2,979.2**	2,879.5	**1,323.3**	1,658.7
Mainland China	**445.2**	376.3	**301.5**	248.3
	3,424.4	3,255.8	**1,624.8**	1,907.0

2. Operating profit is arrived at after charging:

	2003	2002
	HK$Million	HK$Million
Finance costs		
Interest on borrowings	**455.8**	509.6
Other ancillary borrowing costs	**57.8**	54.9
Total borrowing costs	**513.6**	564.5
Less: Borrowing costs capitalised	**(170.0)**	(192.0)
	343.6	372.5
Included in cost of property sales:-		
Cost of inventories	**938.3**	326.8
Cost of investment properties	**78.1**	344.8
Depreciation	**33.1**	47.2
and after crediting:		
Net realised and unrealised gains on listed investments	**30.4**	104.1

HANG LUNG GROUP LIMITED
RESULTS FOR THE YEAR ENDED 30 JUNE 2003 (AUDITED)

Notes

3. Provision for Hong Kong profits tax has been made at 17.5% (2002: 16%) on the estimated assessable profits for the year. No provision has been made for PRC income tax for the year as tax allowances are available to offset PRC taxable income for the year. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2003	2002
	HK$Million	HK$Million
Group		
Hong Kong	**148.0**	128.5
Jointly controlled entities		
Hong Kong	**4.5**	4.6
	152.5	133.1

4. (a) The calculation of basic earnings per share is based on the net profit attributable to shareholders of HK$488.0 million (2002: HK$691.8 million) and the weighted average number of 1,324.1 million (2002: 1,323.2 million) shares in issue during the year.

   (b) The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of HK$488.0 million (2002: HK$691.8 million) and the weighted average number of 1,325.2 million (2002: 1,325.5 million) shares after adjusting for the effects of all dilutive potential shares.

Our Ref: SO-197-2003/HLGL

29th August, 2003

Listing Division,
The Stock Exchange of Hong Kong Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Ms. Jane Shum

Dear Madam,

Re: **Hang Lung Group Limited**
- Closure of Books

Please be informed that the Register of Members of the company will be closed from Wednesday, 5th November, 2003 to Friday, 7th November, 2003, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published today in South China Morning Post and Hong Kong Economic Times.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

RsC/el

Our Ref: SO-196-2003/HLPL

29th August, 2003

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Ms. Jane Shum

Dear Madam,

Re: **Press Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited

Further to our letters dated 28th August, 2003 in respect of the final results of the above 2 companies, we have pleasure in enclosing herewith the original form and 7 copies of the published press announcement in respect of the above companies, in English and Chinese versions, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

RESULTS FOR THE YEAR ENDED 30 JUNE 2003 (audited)

恒隆集團有限公司 HANG LUNG GROUP LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2003

	Note	2003 HK$Million	2002 HK$Million
Turnover	1	[redacted]	3,254.0
Other revenue		[redacted]	209.8
Direct costs and operating expenses		[redacted]	(1,451.1)
Administrative expenses		[redacted]	(164.5)
Profit from operations before finance costs		[redacted]	1,848.2
Finance costs	2	[redacted]	(372.5)
Operating profit	2	[redacted]	1,475.7
Share of results of jointly controlled entities		[redacted]	23.5
Profit before taxation	1(a)	[redacted]	1,499.2
Taxation	3	[redacted]	(133.1)
Profit after taxation		[redacted]	1,366.1
Minority interests		[redacted]	(674.3)
Net profit attributable to shareholders		[redacted]	691.8
Dividends			
Interim dividend paid at 12¢ (2002: 12¢) per share		[redacted]	158.8
Proposed final dividend at 32¢ (2002: 32¢) per share		[redacted]	423.6
		[redacted]	582.4
Earnings per share	4		
Basic		[redacted]	52.3¢
Diluted		[redacted]	52.2¢
Proposed final dividend per share		[redacted]	32.0¢
Total dividends for the year per share		[redacted]	44.0¢

Notes:

1. Segment information

	Segment revenue 2003 HK$Million	Segment revenue 2002 HK$Million	Segment results 2003 HK$Million	Segment results 2002 HK$Million
(a) Business segment				
Property sales	[redacted]	830.3	[redacted]	134.9
Property leasing	[redacted]	2,169.6	[redacted]	1,649.6
Hotel owning and management *(Note)*	[redacted]	223.5	[redacted]	33.6
Other operations	[redacted]	32.4	[redacted]	88.9
	[redacted]	3,255.8	[redacted]	1,907.0
Inter-segment – property leasing	[redacted]	(1.8)	[redacted]	–
	[redacted]	3,254.0	[redacted]	1,907.0
Interest income			[redacted]	105.7
Administrative expenses			[redacted]	(164.5)
Finance costs			[redacted]	(372.5)
Operating profit			[redacted]	1,475.7
Share of results of jointly controlled entities				
Property sales			[redacted]	(2.2)
Property leasing			[redacted]	32.0
Other operations			[redacted]	(6.3)
Profit before taxation			[redacted]	1,499.2

Note: Hotel operations have ceased with effect from 31 December 2002.

	Segment revenue 2003 HK$Million	Segment revenue 2002 HK$Million	Segment results 2003 HK$Million	Segment results 2002 HK$Million
(b) Geographical segment				
Hong Kong	[redacted]	2,879.5	[redacted]	1,658.7
Mainland China	[redacted]	376.3	[redacted]	248.3
	[redacted]	3,255.8	[redacted]	1,907.0

2. Operating profit is arrived at after charging:

	2003 HK$Million	2002 HK$Million
Finance costs		
Interest on borrowings	[redacted]	509.6
Other ancillary borrowing costs	[redacted]	54.9
Total borrowing costs	[redacted]	564.5
Less: Borrowing costs capitalised	[redacted]	(192.0)
	[redacted]	372.5
Included in cost of property sales:		
Cost of inventories	[redacted]	328.8
Cost of investment properties	[redacted]	344.8
Depreciation	[redacted]	47.2
and after crediting:		
Net realised and unrealised gains on listed investments	[redacted]	104.1

3. Provision for Hong Kong profits tax has been made at 17.5% (2002: 16%) on the estimated assessable profits for the year. No provision has been made for PRC income tax for the year as tax allowances are available to offset PRC taxable income for the year. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2003 HK$Million	2002 HK$Million
Group		
Hong Kong	[redacted]	128.5
Jointly controlled entities		
Hong Kong	[redacted]	4.6
	[redacted]	133.1

4. (a) *The calculation of basic earnings per share is based on the net profit attributable to shareholders of HK$488.0 million (2002: HK$691.8 million) and the weighted average number of 1,324.1 million (2002: 1,323.2 million) shares in issue during the year.*
   (b) The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of HK$488.0 million (2002: HK$691.8 million) and the weighted average number of 1,325.2 million (2002: 1,325.5 million) shares after adjusting for the effects of all dilutive potential shares.

Highlights

- Net profit decreased by 29.5% to HK$488 million which included our share of loss from Tung Chung joint venture project - Seaview Crescent of HK$73 million. The reduction in the number of units sold at Garden Terrace also contributed to the decrease in net profit.
- Rental income from our Hong Kong rental portfolio increased by 1% (occupancy rates:- retail: 94%; office: 91%). Leasing activities in Shanghai continued to perform well. Rental income from Shanghai increased by 18% and our properties are nearly 100% let.
- *The Group has interests in the joint venture company that holds The Grand Gateway. Recently, an* outgoing shareholder of the joint venture company, in principle, agreed to purchase one office tower of The Grand Gateway from the joint venture company for a consideration of US$124 million.
  As part of the above arrangement, the Group's interest in The Grand Gateway increased from approximately 47% to 66% during the year.
  The transactions will be completed by September 2006.
- Second phase construction has commenced in Shanghai. Leasable area in Shanghai would increase by about 2.8 million sq. ft. upon completion of another 5 towers at The Grand Gateway and Plaza 66 (including the 0.7 million sq. ft. office tower that will be sold to the outgoing shareholder of The Grand Gateway.)
- The Group's two property projects, New Haven and Napa Valley completed during the year. The marketing program for each development has been relatively successful and about 80% of each project has been sold to date. Construction of our four in-town residential projects under Hang Lung Properties is progressing well. Sales of property projects are expected to commence soon.

Publication of Results Announcement

A detailed results announcement containing *all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange")* will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, www.hanglung.com.

Book Close and Annual General Meeting

Book close dates (both days inclusive)	5 November 2003 to 7 November 2003
Latest time to lodge transfers	4:00 p.m. on 4 November 2003
Annual general meeting	13 November 2003
Final dividend payment date	28 November 2003

By Order of the Board
Ronnie C. Chan
Chairman
Hong Kong, 28 August 2003

恒隆地產有限公司 HANG LUNG PROPERTIES LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2003

	Note	2003 HK$Million	2002 HK$Million
Turnover	1	[redacted]	2,383.2
Other revenue		[redacted]	93.0
Direct costs and operating expenses		[redacted]	(790.6)
Administrative expenses		[redacted]	(88.6)
Profit from operations before finance costs		[redacted]	1,597.0
Finance costs	2	[redacted]	(256.9)
Operating profit	2	[redacted]	1,340.1
Share of results of jointly controlled entities		[redacted]	66.3
Profit before taxation	1(a)	[redacted]	1,406.4
Taxation	3	[redacted]	(123.1)
Profit after taxation		[redacted]	1,283.3
Minority interests		[redacted]	(28.0)
		[redacted]	1,255.3
Preference dividend	4	[redacted]	(48.3)
Net profit attributable to ordinary shareholders		[redacted]	1,207.0
Ordinary dividends			
Interim dividend paid at 11¢ (2002: 11¢) per share		[redacted]	317.8
Proposed final dividend at 29¢ (2002: 29¢) per share		[redacted]	837.9
		[redacted]	1,155.7
Earnings per ordinary share	5		
Basic		[redacted]	41.8¢
Diluted		[redacted]	41.5¢
Proposed final dividend per ordinary share		[redacted]	29.0¢
Total dividends for the year per ordinary share		[redacted]	40.0¢

Notes:

1. Segment information

	Segment revenue 2003 HK$Million	Segment revenue 2002 HK$Million	Segment results 2003 HK$Million	Segment results 2002 HK$Million
(a) Business segment				
Property leasing	[redacted]	1,902.4	[redacted]	1,461.9
Property sales – investment properties	[redacted]	480.8	[redacted]	130.7
	[redacted]	2,383.2	[redacted]	1,592.6
Other income			[redacted]	93.0
Administrative expenses			[redacted]	(88.6)
Finance costs			[redacted]	(256.9)
Operating profit			[redacted]	1,340.1
Share of results of jointly controlled entities – property leasing			[redacted]	66.3
Profit before taxation			[redacted]	1,406.4
(b) Geographical segment				
Group				
Hong Kong	[redacted]	2,182.2	[redacted]	1,459.1
Mainland China	[redacted]	201.0	[redacted]	133.5
	[redacted]	2,383.2	[redacted]	1,592.6
Jointly controlled entities				
Hong Kong			[redacted]	30.2
Mainland China			[redacted]	36.1
			[redacted]	66.3

2. Operating profit is arrived at after charging:

	2003 HK$Million	2002 HK$Million
Finance costs		
Interest on borrowings	[redacted]	408.1
Other ancillary borrowing costs	[redacted]	40.8
Total borrowing costs	[redacted]	448.9
Less: Borrowing costs capitalised	[redacted]	(192.0)
	[redacted]	256.9
Cost of investment properties sold	[redacted]	344.8
Depreciation	[redacted]	22.5

3. *Provision for Hong Kong profits tax has been made at 17.5% (2002: 16%) on the estimated assessable profits for the* year. No provision has been made for PRC income tax for the year as tax allowances are available to offset PRC taxable income for the year. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2003 HK$Million	2002 HK$Million
Group		
Hong Kong	[redacted]	118.7
Jointly controlled entities		
Hong Kong	[redacted]	4.4
	[redacted]	123.1

4. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each.
5. (a) *The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders* of HK$1,010.1 million (2002: HK$1,207.0 million) and the weighted average number of 2,889.3 million (2002: 2,889.8 million) ordinary shares in issue during the year.
   (b) The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of HK$1,126.5 million (2002: HK$1,228.2 million) and the weighted average number of 3,272.7 million (2002: 2,961.8 million) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares.

Highlights

- Net profit for the year decreased by 16.3% primarily due to a reduction in the number of units sold at Garden Terrace from 27 units last year to 6 units this year. There were no other property projects for sale during the year as the Group's development projects are still under construction.
- Rental income increased by 6.4% primarily due to the strong performance from Shanghai. Contribution from our Hong Kong rental portfolio increased by 1% (occupancy rates:- retail: 94%; office: 91%) while rental income from Shanghai increased by 19% in absolute terms. As of 30 June 2003, our Shanghai properties were 100% let.
- Construction of our four in-town residential projects, including The HarbourSide, Hing Wah Street West, Hoi Fai Road and Hau Man Street, is progressing on schedule. Sales of property projects are expected to commence soon.
- The renovation work at Grand Tower Hotel for conversion into an office and commercial complex has substantially completed. Leasing activities have already commenced and have received favorable response. Grand Plaza Hotel has changed all its operations to service apartments.
- Construction of an additional office tower at Plaza 66 would increase leasable area in Shanghai by about 0.9 million sq. ft.
- During the year, the Group's interest in the shopping mall of The Grand Gateway has increased from approximately 47% to 66%.

Publication of Results Announcement

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the *Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited* ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, www.hanglung.com.

Book Close and Annual General Meeting

Book close dates (both days inclusive)	5 November 2003 to 7 November 2003
Latest time to lodge transfers	4:00 p.m. on 4 November 2003
Annual general meeting	13 November 2003
Final ordinary dividend payment date	28 November 2003

By Order of the Board
Ronnie C. Chan
Chairman
Hong Kong, 28 August 2003

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st August, 2003

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~

~~CC~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

04 FEB 19 AM 7:21

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li (Name of Responsible Official)　Tel No.: 2879-0365

Date : 1st September, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :　　2. Preference shares :

3. Other classes of shares :　　please specify : ____

4. Warrants :　　please specify : ____

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ____)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,324,832,242		
Increase/(Decrease) during the month	220,000		
Balance at close of the month :	1,325,052,242		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____	Per	attached				220,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price: HK$* ____ 2.______ *Subscription price: HK$* ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				Nil
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					220,000

Remarks : ____________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secreta

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	9,370,000	Nil	220,000	0	9,150,000	220,000
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	100,000	Nil	Nil	Nil	100,000	Nil
- Exercise price: HK$6.87	150,000	Nil	Nil	Nil	150,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

04 FEB 19 AM 7:21

Our Ref: SO-209-2003/HLGL

11th September, 2003

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Group Limited
Publication of Financial Information
For the period ended 30th June, 2003
Required by paragraph 45(5) of Appendix 16
Of the Main Board Listing Rules

We hereby submit to you the enclosed CD-ROM of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

c.c. SNP Vite Ltd. - Attn. Ms. Cristy Chung (Fax. 2973-4897)

Our Ref: SO-212-2003/HLGL

16th September, 2003

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

UNDERTAKING

With reference to the proposed general mandate ("the Repurchase Mandate") to repurchase shares as set out under resolution No. 5A in the Notice of Annual General Meeting to be held on 13th November, 2003, the Board of Directors of Hang Lung Group Limited ("the Company") hereby undertakes that the Company will only exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the laws of Hong Kong.

On behalf of the Board of
HANG LUNG GROUP LIMITED

Terry S.Y. Ng
Director

TN/RsC/el

COPY

Our Ref: SO-216-2003/HLGL

19th September, 2003

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Angie Yim

Dear Sirs,

Re: **Repurchase Mandate**

We are enclosing herewith draft of Repurchase Mandate of Hang Lung Group Limited, largely copied from last year's approved version (with checklist) for your comment and approval as soon as possible, preferably on or before **25th September, 2003**.

Please note that an undertaking from the Company in connection with the Repurchase Mandate has already been sent to you on 16th September, 2003.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

04 FEB 19 AM 7:21

恒隆地產
HANG LUNG PROPERTIES

FAX TRANSMISSION

Date	25th Sept., 2003	Fax number	2537-9502
To	Ms. Sammy Chau/Ms. Claudia Yiu/Ms. Angie Yim ~~Listing Division, The Stock Exchange of HK Ltd.~~		
From	~~Esther Li~~		
Total Pages (including this cover)	~~13~~		
If you do not receive all the pages, please call at		*Fax*	

MESSAGE

Re: General Mandate to Repurchase Shares
- **Hang Lung Group Limited**
  Case No. 20030919-F00010-0063
- **Hang Lung Properties Limited**
  Case No. 20030919-F00101-0064

We refer to your two faxes of today's date, and as requested, enclose herewith the checklists in respect of Hang Lung Group Limited and Hang Lung Properties Limited for your attention. We shall be grateful if you would let us have approval as soon as possible.

Regards,

Esther Li

Claudia Yiu of SMD confirmed no comment from them 26/9/2003

Encl.

/el

香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

NOTIFICATION REQUIREMENTS ON ISSUERS' PURCHASING THEIR OWN SHARES ON THE STOCK EXCHANGE

Case Number: 20030919-F00010-0063

Name of Issuer: HANG LUNG GROUP LIMITED

Information required to be contained in the Circular:

Listing Rules Provisions	Page	Fully Complied With	Comments
10.06 (1) (b) the issuer must send to its shareholders an Explanatory Statement (at the same time as the notice of the relevant shareholders' meeting) containing all the information reasonably necessary to enable those shareholders to make an informed decision on whether to vote for or against the ordinary resolution to approve the purchase by the issuer of Shares including the information set out below:--			
(i) a statement of the total number and description of the Shares which the issuer proposes to purchase;	5	V	
(ii) a statement by the directors of the reasons for the proposed purchase of Shares;	5	V	
(iii) a statement by the directors as to the proposed source of funds for making the proposed purchase, which shall be funds legally available for such purposes in accordance with the issuer's constitutive documents and the laws of the jurisdiction in which the issuer is incorporated or otherwise established;	5	V	
(iv) a statement as to any material adverse impact on the working capital or gearing position of the issuer (as compared with the position disclosed in its most recent published audited accounts) in the event that the proposed purchases were to be carried out in full at any time during the proposed purchase period, or an appropriate negative statement;	5	V	
(v) a statement of the name of any directors, and to the best of the knowledge of the directors having made all reasonable enquiries, any associates of the directors, who have a present intention, in the event that the proposal is approved by shareholders, to sell Shares to the issuer, or an appropriate negative statement;	6	V	

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

Listing Rules Provisions	Page	Fully Complied With	Comments
(vi) a statement that the directors have undertaken to the Exchange to exercise the power of the issuer to make purchases pursuant to the proposed resolution in accordance with the Exchange Listing Rules and the laws of the jurisdiction in which the issuer is incorporated or otherwise established;	6	V	
(vii) a statement as to the consequences of any purchases which will arise under the Takeover Code of which the directors are aware, if any;	6	V	
(viii) a statement giving details of any purchases by the issuer of Shares made in the previous six months (whether on the Exchange or otherwise), giving the date of each purchase and the purchase price per Share or the highest and lowest prices paid for such purchases, where relevant;	6	V	
(ix) a statement as to whether or not any connected persons of the issuer have notified the issuer that they have a present intention to sell Shares to the issuer or have undertaken not to sell any of the Shares held by them to the issuer, in the event that the issuer is authorised to make purchases of Shares;	6	V	
(x) a statement giving the highest and lowest prices at which the relevant Shares have traded on the Exchange during each of the previous twelve months; and	7	V	
(xi) a statement on the front page as follows: "The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this document."	5	V	

Note 1: Please make annotation in the margin of the relevant page of the circular for the respective paragraph of the Listing Rules.

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

Submitted by:	.... *Authorized Signature(s)* Signature	Date:	25th September, 2003
	Esther Li, Assistant Company Secretary Hang Lung Group Limited Name and Firm		
Verified by:	Name Listing Division	Date:	
Reviewed by:	Name Listing Division	Date:	

Form 表格 SC1

Return of Allotments
股份分配申報表

Companies Registry
公 司 註 冊 處

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
29	08	2003	to 至	30	09	2003

3 Totals of this Allotment 此股份分配的總款額 : -

Nominal Amount Paid and Payable
已繳及應繳的總面額 — HKD 748,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)] — HKD 3,829,760.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) — HKD 1,325,730,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
Ordinary	HKD	748,000	1.00	6.12	0.00	5.12	3,829,760.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0094
Deadline: 23/10/2003

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

07/10/2003 DD509394
CR No. : -006206-
Sh. Form : SC1
$3,830.00

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A						

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
MA Tze Yuen 馬子源 Property Manager	Flat 2A, 2nd Floor, Hung Wan Court, 140 Nga Tsin Wai Road, Kowloon City, Kowloon	140,000		
HOWELL Lana Anna 侯蓮娜 Assistant Director	7A, Tower One, Lyttelton Garden, 29 Lyttelton Road, Mid Levels, Hong Kong	413,000		
	Total Shares Allotted by Class 各類股份分配總額			

To be continued...

Signed 簽名：

Name 姓名： Robin Sik Wing CHING

~~Director 董事~~／Secretary 秘書

Date 日期： 6th October, 2003

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

Continuation Sheet (Sheet 1 of 1)
續頁 第 1 頁(共 1 頁)

7 Details of Allottees 獲分配股份者的詳情 (cont'd 續上頁)

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
LAI Wai Chun Manager	House B7, Fortune Garden, 72 Ting Kok Road, Tai Po, New Territories	100,000		
WONG Wai Man, Wellman 王惠文 Property Manager	Flat 13G, Block 1, Nan Fung Sun Chuen, Quarry Bay, Hong Kong	35,000		
WONG Chi Ming 黃志明 Property Manager	Flat 3203, Ka Fai House, Ka Shing Court, Fanling, New Territories	60,000		
	Total Shares Allotted by Class 各類股份分配總額	748,000		

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th September, 2003

04 FEB 19 AM 7:21

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC.~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Bang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd October, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ____________________
4. Warrants : please specify : ____________________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): (____________)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,325,052,242		
Increase/(Decrease) during the month	678,000		
Balance at close of the month :	1,325,730,242		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____	Per attached					678,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ____ 2.______ Subscription price: HK$ ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				Nil

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: 678,000

Remarks : ________________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secreta

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	9,150,000	Nil	678,000	0	8,472,000	678,000
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	100,000	Nil	Nil	Nil	100,000	Nil
- Exercise price: HK$6.87	150,000	Nil	Nil	Nil	150,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

CR
Companies Registry
公 司 註 冊 處

Company Number 公司編號: 6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Type of Change 更改事項

☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0095
Deadline: 22/10/2003

For Official Use
請勿填寫本欄

收件日期 RECEIVED
22 -10- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號: 6206

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of director	09 / 10 / 2003 (DD 日 | MM 月 | YYYY 年)

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: LIAO York 廖 約克 (Surname 姓氏 / Other names 名字)

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: G/F., 4 Osmanthus Road, Yau Yat Chuen, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
B470607(8)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(Robin Sik Wing CHING) Date 日期： 21st October, 2003

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

Form 表格 D3

Consent to Act as a Director
出任董事職位同意書

Companies Registry
公 司 註 冊 處

Company Number 公司編號

6206

Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

I, York LIAO 廖約克
本人

consent to act as a Director of the above company with effect from 9th October, 2003 ,
同意出任上述公司的董事一職，生效日期為 。

and confirm that I have attained the age of 18 years.
並確認本人已年滿十八歲。

Signed 簽名 : [signature]

Date 日期 : 16 OCT 2003

收件日期 RECEIVED
22 -10- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Our Ref: SO-229-2003/HLGL

10th October, 2003

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Appointment of an Independent Non-executive Director**

We would like to inform you that Dr. York LIAO has been appointed as an independent non-executive director of Hang Lung Group Limited with effect from 9th October, 2003, and the Form B to be completed and signed by Dr. Liao will be forwarded to you as soon as possible.

Also, we will let you have the announcement in respect thereof, in English and Chinese version, for your information after it is published on newspapers.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

RsC/el

04 FEB 19 AM 7:21

Our Ref: SO-235-2003/HLGL

20th October, 2003

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Group Limited
Notice of Annual General Meeting

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. SNP Vite Ltd. - Attn. Ms. Christy Chung (Fax. 2973-4897)

COPY

HKE 香港交易所

319 AM 7:21

17 October 2003

Hang Lung Group Limited
28/F
Standard Chartered Bank Bldg.
4 Des Voeux Road Central
Hong Kong

BY FAX & MAIL
28686760

Attn: Mr. Robin Ching

Dear Mr. Ching,

Hang Lung Group Limited (the "Company")

Based on the result announcement summary form dated 30 June 2003 of the Company, the following information has been announced: -

Entitlement : Fin Div $0.32 per share.

Book closing dates: 05/11/2003 to 07/11/2003, both dates inclusive.

Kindly confirm that there is no subsequent alteration to the above information since the date of announcement by signing and returning a copy of this letter at **Fax No. 2877 6987** to us as soon as possible. The above information will be used for our calculation of the ex-price in the AMS/3 trading system.

Thank you for your co-operation.

Yours sincerely,
For Hong Kong Exchanges and
Clearing Limited

Eric Lam
Officer
E-Business & Information Services

For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

Secretary

Authorized Representative
Name: Robin Ching
Date: 21st October, 2003

Your Ref: LD20030929-00014
Our Ref: SO-238-2003/HLGL

21st October, 2003

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Case Number: 20030919-F00010-0063
Hang Lung Group Limited
Circular re Notice of Annual General Meeting & Repurchase Mandate

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. SNP Vite Ltd. - Attn. Ms. Christy Chung (Fax. 2973-4897)

COPY

Our Ref: SO-240-2003/HLGL

21st October, 2003

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Hang Lung Group Limited**
Hang Lung Properties Limited
- Notice of Annual General Meeting

We have pleasure in enclosing herewith the original form and 7 copies of our Notice of Annual General Meeting in respect of Hang Lung Group Limited and Hang Lung Properties Limited, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

恒隆集團有限公司
HANG LUNG GROUP LIMITED

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("the Meeting") of Hang Lung Group Limited ("the Company") will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Thursday, 13th November, 2003 at 10:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2003.
2. To declare a final dividend.
3. To re-elect directors and authorise the Board of Directors to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. A. "THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of the Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and 0nconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of the Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Rights Issue" means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of the Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 20th October, 2003

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.
2. A poll can be demanded by the Chairman of the Meeting; or by at least 3 members present in person or by proxy at the Meeting; or by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the Meeting. It shall be taken in such manner and at such time and place as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded. The demand for a poll shall not prevent the continuance of the Meeting for the transaction of any business other than the question on which a poll has been demanded.
3. The Register of Members will be closed from Wednesday, 5th November, 2003 to Friday, 7th November, 2003, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 4th November, 2003.
4. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.
5. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
6. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("the Meeting") of Hang Lung Properties Limited ("the Company") will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Thursday, 13th November, 2003 at 10:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2003.
2. To declare a final ordinary dividend.
3. To re-elect directors and authorise the Board of Directors to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. A. "THAT:

(a) subject to paragraphs (b) and (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of ordinary shares of HK$1 each in the capital of the Company ("Ordinary Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of convertible cumulative preference shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited, Societe de la Bourse de Luxembourg (Luxembourg Stock Exchange) or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(d) in the Notice of the Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription under the terms of any warrants issued by the Company or the exercise of rights of conversion attaching to any Convertible Preference Shares (as defined in Resolution No. 5A(c) in the Notice of the Meeting), (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) in the case of Ordinary Shares (as defined in Resolution No. 5A(b) in the Notice of the Meeting), 20 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution plus (bb) in the case of Convertible Preference Shares, 20 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution plus (cc) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of the Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. in the case of Ordinary Shares, the aggregate nominal amount of the Ordinary Shares in issue at the date of passing this Resolution and in the case of Convertible Preference Shares, the aggregate nominal amount of the Convertible Preference Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Rights Issue" means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of the Meeting in respect of the share capital of the Company referred to in sub-paragraph (cc) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 20th October, 2003

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.
2. A poll can be demanded by the Chairman of the Meeting; or by at least 3 members present in person or by proxy at the Meeting; or by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the Meeting. It shall be taken in such manner and at such time and place as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded. The demand for a poll shall not prevent the continuance of the Meeting for the transaction of any business other than the question on which a poll has been demanded.
3. The Register of Members for ordinary shares will be closed from Wednesday, 5th November, 2003 to Friday, 7th November, 2003, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final ordinary dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 4th November, 2003.
4. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.
5. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
6. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

04 FEB 19 AM 7:21

Your Ref: LD20030929-00014
Our Ref : SO-244-2003/HLGL

21st October, 2003

Listing Division,
The Stock Exchange of Hong Kong Limited,
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Sammy Chau

Dear Sirs,

Re: Case Number: 20030919-F00010-0063
Hang Lung Group Limited
Circular - AGM Notice and Repurchase Mandate

We refer to your letter dated 29th September, 2003 and as requested, enclose herewith 25 copies of the circular - AGM Notice and Repurchase Mandate of the Company, in printed version, for your record. Please note that the Directors' undertaking in relation to the repurchase mandate has been sent to you on 16th September, 2003.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

恒隆集團有限公司
HANG LUNG GROUP LIMITED

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("the Meeting") of Hang Lung Group Limited ("the Company") will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Thursday, 13th November, 2003 at 10:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2003.

2. To declare a final dividend.

3. To re-elect directors and authorise the Board of Directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. A. "THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

  (i) the conclusion of the next Annual General Meeting of the Company;

  (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

  (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of the Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital

of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of the Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Rights Issue" means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of the Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 20th October, 2003

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. A poll can be demanded by the Chairman of the Meeting; or by at least 3 members present in person or by proxy at the Meeting; or by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the Meeting. It shall be taken in such manner and at such time and place as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded. The demand for a poll shall not prevent the continuance of the Meeting for the transaction of any business other than the question on which a poll has been demanded.

3. The Register of Members will be closed from Wednesday, 5th November, 2003 to Friday, 7th November, 2003, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 4th November, 2003.

4. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.

5. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

6. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

EXPLANATORY STATEMENT

The following is the **Explanatory Statement** required to be sent to shareholders under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in connection with the general mandate for repurchase of shares to be proposed at the forthcoming Annual General Meeting to be held on 13th November, 2003 and also constitutes the Memorandum required by Section 49BA(3) of the Companies Ordinance:

(i) It is proposed that up to 10 per cent. of the shares of HK$1.00 each of the Company (the "Shares") in issue at the date of passing of the resolution to approve the general mandate may be repurchased. As at 14th October, 2003, the latest practicable date for determining such figures, the number of Shares in issue was 1,326,365,242. On the basis of such figures (and assuming no Shares are repurchased after 14th October, 2003 and up to the date of passing such resolution), the directors would be authorised to repurchase Shares up to a limit of 132,636,524 Shares.

(ii) The directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the directors believe that such repurchases will benefit the Company and its shareholders.

(iii) Repurchases pursuant to the mandate would be funded from the available cash flow and/or working capital facilities of the Company. The funds employed by the Company in connection with a repurchase of Shares would be those legally available for such use under the Company's Memorandum and Articles of Association and the applicable laws of Hong Kong.

(iv) There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2003 in the event that the repurchases were to be carried out in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

(v) There are no directors or (to the best of knowledge of the directors having made all reasonable enquiries) any associates of directors of the Company who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

(vi) The directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at 14th October, 2003, the latest practicable date prior to the printing of this document, Cole Limited was interested (directly and indirectly) in 493,463,580 Shares, representing approximately 37.2 per cent. of the Company's issued share capital. Based on such interests, in the event that the Company exercised in full the power to repurchase Shares in accordance with the terms of the resolution to be proposed at the Annual General Meeting, the interests of Cole Limited (direct and indirect) in the issued share capital of the Company would be increased from approximately 37 per cent. to approximately 41 per cent., and Cole Limited would be obliged to make a mandatory offer under Rule 26 of the Takeovers Code as a result of such increase. The directors have no present intention for the Company to exercise the repurchase mandate to such an extent as would give rise to an obligation on Cole Limited to make a mandatory offer under Rule 26 of the Takeovers Code.

(viii) No repurchases have been made by the Company of Shares whether on the Stock Exchange or otherwise in the six months prior to the date of this document.

(ix) No connected persons of the Company (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest *(HK$)*	**Lowest** *(HK$)*
October 2002	7.20	6.30
November 2002	7.30	6.40
December 2002	6.90	6.35
January 2003	6.85	6.40
February 2003	6.85	6.55
March 2003	6.85	6.40
April 2003	6.70	5.75
May 2003	6.70	6.10
June 2003	6.70	6.35
July 2003	7.30	6.40
August 2003	8.20	7.20
September 2003	9.45	8.10

恒隆集團有限公司
HANG LUNG GROUP LIMITED

股東週年大會通告

茲通告恒隆集團有限公司(「本公司」)訂於二零零三年十一月十三日(星期四)上午十時三十分假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會(「大會」)，討論下列事項：

一、 省覽截至二零零三年六月三十日止年度之財務報表及董事局與核數師報告。

二、 宣布派發末期股息。

三、 重選董事並授權董事局釐定董事袍金。

四、 重聘核數師及授權董事釐定其酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案：

五、 A. 「**動議**：

(a) 在下文(b)段之規限下，全面及無條件批准本公司董事於有關期間(定義見下文)內行使本公司之一切權力購回本公司股份；

(b) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司，或於證券及期貨事務監察委員會以及香港聯合交易所有限公司根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司股份面值總額將不得超過本公司於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案通過時起至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按法律規定召開下屆股東週年大會之期間屆滿時；及

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改根據本決議案所賦予之權力。」

B. 「**動議**：

(a) 在下文(c)段之規限下及根據公司條例第57B段，全面及無條件批准本公司董事於有關期間（定義見大會通告中第五A(c)項決議案）內行使本公司之一切權力配發、發行及處理本公司之額外股份，及配發、發行或授予可轉換本公司股份之可換股證券，或股份期權或認股權證或類似權利認購任何該等股份或該等可換股證券，以及作出或授予可能引致須行使該項權力之售股建議、協議及股份期權；

(b) 根據上文(a)段之批准，本公司董事可於有關期間內配發、發行或授予可轉換本公司股份之可換股證券，以及作出或授予可能須於有關期間屆滿後始行使該項權力之售股建議、協議及股份期權；

(c) 本公司董事可根據上文(a)段之批准配發或在有條件或無條件情況下同意配發（不論是否根據一項股份期權而配發者）之股本面值總額，除按照(i)供股（定義見下文）、(ii)根據本公司發行之任何認股權證之條款，或可轉換本公司股份之任何證券而行使之認購權或換股權、(iii)當時已採納之任何股份期權計劃或類似安排而授予或發行本公司股份或認購權予本公司及／或其任何附屬公司之行政人員及／或僱員，或(iv)根據本公司組織章程細則任何以股份代替股息形式或類似安排而配發代替全部或部份股息之股份外，將不得超過以下各項之總和：(aa)於此項決議案通過日期之本公司已發行股本

面值總額百分之二十、及(bb)如董事根據本公司股東之另一項普通決議案(即大會通告中第五C項決議案)所授權，於此項決議案通過後所購回之本公司股本面值額最多為於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(d) 就本決議案而言：

「供股」指由本公司董事向於一指定記錄日期登記在股東名冊上之本公司股份或其中任何類別之股份持有人，根據其當時所持有該等股份或其中任何類別之股份按比例發出配售股份或其他證券之建議，於一指定之期限內有效者(惟本公司董事可就零碎股份，或因香港以外任何地區之法例或任何認可監管機構或任何證券交易所之規定所限，而作出其認為必須或權宜之例外處理方式或其他安排)。」

C. 「**動議**授權本公司董事行使依照大會通告中第五B項決議案之(a)段所賦予之權力，用於該決議案之(c)段中第(bb)段內有關本公司股本之事項。」

六、 其他事項。

承董事局命
秘書
程式榮
謹啟

香港，二零零三年十月二十日

註冊辦事處：
香港
德輔道中四號
二十八樓

附註：

一、 凡有權出席大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註冊辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、 大會主席、或最少三名親身或委派代表出席大會之股東、或任何單一或多名親身或委派代表出席並代表有權於大會上投票之全體股東之總投票權不少於十分之一之股東，均可要求進行投票表決。投票表決須根據主席指定之方式、時間及地點進行，而投票表決之結果將被視為要求進行投票表決之大會之決議案。進行投票表決之要求將不會妨礙大會任何其他事項之進行，惟要求進行投票表決之事項則除外。

三、 本公司將於二零零三年十一月五日(星期三)至二零零三年十一月七日(星期五)(首尾兩天包括在內)暫停辦理股票過戶登記手續。如欲享有建議之末期股息，須於二零零三年十一月四日(星期二)下午四時前將所有過戶文件連同有關股票送交本公司股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓，辦理過戶手續。

四、 有關上述第五A項決議案是向股東徵求批准給予董事全面授權以購回股份。

五、 有關上述第五B項之決議案，董事特此闡明本公司目前並無計劃發行任何新股。是項全面授權乃遵照香港聯合交易所有限公司證券上市規則而向股東徵求批准。

六、 有關上述第五C項決議案是向股東徵求批准擴大董事所獲有關發行股份之全面授權，將根據第五A項決議案所授權力而購回之股份數目加入其內。

說明書

以下之**說明書**為根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)必須就擬於二零零三年十一月十三日舉行之股東週年大會上建議之有關購回股份全面授權而寄予股東，並根據公司條例第49BA(3)段規定而構成之備忘錄：

(i) 現建議本公司可購回於通過決議案批准全面授權當日之本公司已發行每股面值港幣一元之股份(「股份」)最多達百分之十。於二零零三年十月十四日(確定有關數字之最後實際可行日期)，本公司之已發行股份數目為十三億二千六百三十六萬五千二百四十二股。按上述數字(及假定於二零零三年十月十四日至該決議案通過之日期間並無購回股份)計算，董事將獲授權購回本公司股份最多達一億三千二百六十三萬六千五百二十四股。

(ii) 董事相信向股東尋求全面授權使董事可於市場上購回股份乃符合本公司及其股東之最佳利益。該等購回事宜(在視乎當時之市場情況及資金安排而定)，可提高本公司之資產淨值及其每股資產值及／或每股盈利；而僅於董事相信該等購回事宜將令本公司及其股東受惠時方會進行。

(iii) 根據購回股份授權而購回股份之所需資金，將來自本公司可運用之流動現金及／或營運資金。用於購回股份之資金，本公司僅根據公司之組織章程大綱及細則以及香港之適用法例，由可合法作此用途之款項撥付。

(iv) 倘若於建議購回期間內任何時間本公司全面實行購回權力，將可能對本公司之營運資金或資產負債比率(指對比截至二零零三年六月三十日止年度年報內之已審核賬目所披露之狀況而言)造成不利影響。然而，董事倘認為實行購回權力致使本公司需不時具備之營運資金或資產負債水平會有重大之不利影響時，將不會建議行使購回權力。

(v) 目前並無任何董事或(就董事在作出一切合理查詢後所知)任何本公司董事之聯繫人擬於股東給予全面授權後向本公司出售股份。

(vi) 董事已向聯交所承諾將按上市規則及香港法例之規定根據全面授權行使本公司之權力購回股份。

(vii) 倘購回股份導致股東佔本公司投票權之權益比例有所增加,根據香港公司收購及合併守則(「收購守則」),該增加投票權之舉動將被視為收購。因此,股東或一致行動之一群股東可取得或集合本公司之控制權,並須根據收購守則第26條提出強制收購建議。於二零零三年十月十四日(即本文件刊發前之最後實際可行日期),Cole Limited擁有本公司股份四億九千三百四十六萬三千五百八十股(直接及間接),佔本公司已發行股本約百分之三十七點二。以該等權益計算,倘本公司根據將於股東週年大會提呈之決議案條款行使購回股份之全部權力,Cole Limited佔本公司已發行股本之權益(直接及間接)將由約百分之三十七增加至約百分之四十一,而由於權益有所增加,Cole Limited須根據收購守則第26條提出強制收購建議。董事現時無意令本公司行使購回授權,以致Cole Limited須根據收購守則第26條提出強制收購建議。

(viii) 本公司並無於本文件刊發日期之前六個月內在聯交所或其他地方購回本身之股份。

(ix) 本公司之關連人士(定義見上市規則)並無知會本公司表示有意於股東給予全面授權後將本公司之股份售予本公司,該等人士亦無向本公司承諾不會將任何該等股份售予本公司。

(x) 以下為本公司股份於過去十二個月在聯交所每月錄得之最高及最低成交價：

	最高 （港元）	最低 （港元）
二零零二年十月	7.20	6.30
二零零二年十一月	7.30	6.40
二零零二年十二月	6.90	6.35
二零零三年一月	6.85	6.40
二零零三年二月	6.85	6.55
二零零三年三月	6.85	6.40
二零零三年四月	6.70	5.75
二零零三年五月	6.70	6.10
二零零三年六月	6.70	6.35
二零零三年七月	7.30	6.40
二零零三年八月	8.20	7.20
二零零三年九月	9.45	8.10

Our Ref: SO-236-2003/HLGL

21st October, 2003

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Group Limited
Annual Report

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. SNP Vite Ltd. - Attn. Ms. Cristy Chung (Fax. 2973-4897)

COPY

04 FEB 19 AM 7:21

Our Ref: SO-246-2003/HLGL

21st October, 2003

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Group Limited
- Appointment of Director

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong) (Fax. 2522-8922)

COPY

Our Ref: SO-247-2003/HLGL

22nd October, 2003

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Appointment of an Independent Non-executive Director**

We refer to our letter dated 10th October, 2003, and have pleasure in enclosing herewith an original and 7 copies of our announcement in respect of appointment of Dr. York Liao as an independent non-executive director of Hang Lung Group Limited with effect from 9th October, 2003, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

恒隆集團有限公司
HANG LUNG GROUP LIMITED

Appointment of Director

The Board of Directors ("the Board") of Hang Lung Group Limited ("the Company") is pleased to announce the appointment of Dr. York LIAO, JP as Independent Non-Executive Director of the Company with effect from 9th October 2003.

Dr. Liao, aged 57, is currently a Non-Executive Director of the Securities and Futures Commission, Managing Director of Winbridge Company Limited as well as a Director of the Hong Kong Science and Technology Parks Limited and the Hong Kong Applied Science and Technology Research Institute Company Limited. He is also a Member of the University Grants Committee, the Council of Advisors on Innovation and Technology and the Barristers Disciplinary Tribunal Panel. Dr. Liao has recently been appointed as the Chairman of the Hong Kong Council for Academic Accreditation.

Dr. Liao obtained a Master of Arts degree and a Doctor of Philosophy degree in Applied Physics from Harvard University in 1968 and 1973 respectively, after graduating from California Institute of Technology in 1967. He is a former Director of Varitronix International Limited which he co-founded in 1978.

The Board takes this opportunity to welcome Dr. Liao to the Company.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 21st October 2003

A13

恒隆集團有限公司
HANG LUNG GROUP LIMITED

委任董事

恒隆集團有限公司(「本公司」)董事局(「董事局」)欣然宣布委任廖約克博士，太平紳士為本公司之獨立非執行董事，於二零零三年十月九日生效。

廖博士現年五十七歲，為證券及期貨事務監察委員會之非執行董事，Winbridge Company Limited之常務董事，以及香港科技園公司及香港應用科技研究院有限公司之董事。彼亦為大學教育資助委員會及創新科技顧問委員會之委員，以及大律師紀律審裁團之成員。廖博士最近被委任為香港學術評審局主席。

廖博士於一九六七年加州科技學院畢業後，並分別於一九六八年及一九七三年獲哈佛大學頒發應用物理學文學碩士及博士學位。彼於一九七八年共同創辦精電國際有限公司，並為該公司之前董事。

董事局謹此歡迎廖博士加入本公司。

承董事局命
秘書
程式棠
謹啟

香港，二零零三年十月二十一日

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Companies Registry
公 司 註 冊 處

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
06	10	2003	to 至	29	10	2003

3 Totals of this Allotment 此股份分配的總款額：-

Nominal Amount Paid and Payable
已繳及應繳的總面額

HKD 945,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]

HKD 4,838,400.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額（包括此分配）

HKD 1,326,675,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
Ordinary	HKD	945,000	1.00	6.12	0.00	5.12	4,838,400.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0096
Deadline: 29/11/2003

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

06/11/2003	BB462403
CR No. :	-006206-
Sh. Form :	SC1
08	$4,839.00
TOTAL(CHQ)	$4,839.00

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A						

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
KUNG Tak Wah 龔德華 Project Manager	Flat C, 12/F., Block 2, Peaksville, 74 Robinson Road, Hong Kong.	160,000		
WONG Wai Man, Wellman 王惠文 Property Manager	Flat 13G, Block 1, Nan Fung Sun Chuen, Quarry Bay, Hong Kong.	55,000		
	Total Shares Allotted by Class 各類股份分配總額			

To be continued...

Signed 簽名 : [signature]

Name 姓名 : Robin Sik Wing CHING

~~Director 董事~~／Secretary 秘書

Date 日期 : 3rd November, 2003

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

Continuation Sheet (Sheet 1 of 1)
續頁 第 1 頁(共 1 頁)

7 Details of Allottees 獲分配股份者的詳情 (cont'd 續上頁)

Name, Occupation and Description 姓名/名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
WONG Chi Ming 黃志明 Property Manager	Flat 3203, Ka Fai House, Ka Shing Court, Fanling, New Territories.	50,000		
WONG King Yee 黃敬宜 Accountant	Flat 1, 22/F., Block G, Kornhill, Quarry Bay, Hong Kong.	150,000		
NG Wai Ho 吳偉豪 Project Manager	Flat B, 21/F., Bijon Court, 171 Prince Edward Road West, Kowloon, Hong Kong.	30,000		
Robin Sik Wing CHING 程式榮 Company Secretary	C1, 34th Floor, Beverly Hill, 6 Broadwood Road, Happy Valley, Hong Kong.	500,000		
	Total Shares Allotted by Class 各類股份分配總額	945,000		

FORM I

REVISED

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st October, 2003

04 FEB 19 AM 7:21

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 4th November, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ____________)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,325,730,242		
Increase/(Decrease) during the month	945,000		
Balance at close of the month :	1,326,675,242		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ _____ 2.______ Exercise price: HK$ _____	Per	attached				945,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ _____ 2.______ Subscription price: HK$ _____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$_____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				Nil
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						945,000

Remarks : ____________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	8,472,000	Nil	945,000	0	7,527,000	945,000
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	100,000	Nil	Nil	Nil	100,000	Nil
- Exercise price: HK$6.87	150,000	Nil	Nil	Nil	150,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Our Ref: SO-272-2003/HLGL

6th November, 2003

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Appointment of Indpendent Non-Executive Director**

Reference is made to our letter dated 10th October, 2003 in respect of appointment of Dr. York LIAO as an independent non-executive director of Hang Lung Group Limited with effect from 9th October, 2003.

We are now enclosing the Form B, duly completed and signed by Dr. Liao before a Notary Public, for your record.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

Declaration and Undertaking with regard to Directors
董事的聲明及承諾

Form B
B表格

NOTES:
附註：

(1) *Every person required to lodge this Form with The Stock Exchange of Hong Kong Limited must complete Part 1 and Part 2 herein. Part 3(A) need be completed only if the issuer is a new applicant or continues to retain a sponsor. Part 3(B) must be completed whenever this Form is required.*
按規定須將本表格呈報香港聯合交易所有限公司的每位人士，均須填妥第一及第二部份。第三A部份，只有在發行人為新申請人或持續聘用保薦人的情況下，才須填報。至於第三B部份，按規定須呈報本表格的，均必須填報。

(2) *Please answer all questions, and if a question is answerable in the negative, please answer "No". Please make your answers as specific as possible. Do not leave any section blank.*
請回答所有問題，如問題的答案為否定者，請答「否」。填報的答案務請盡量明確。請勿漏空任何部份。

(3) *If insufficient space is provided for completion of any question, additional information may be entered on a separate sheet of paper duly signed and attached.*
如供回答問題的空位不敷應用，請另紙填寫，並妥為簽署，然後緊釘在本表格之上。

(4) *In this Form, the term "company" includes any body corporate or corporation wherever incorporated or otherwise established, the term "issuer" shall mean the company or other legal person in respect to which this Form is to be lodged, and the term "director" includes a member of the board of directors or any person holding an analogous office in a foreign company and a person in accordance with whose directions or instructions the company's directors are or were accustomed to act.*
在本表格內，「公司」一詞包括在任何地方註冊或以其他方式成立的法人團體或公司；「發行人」一詞指與呈報本表格有關的公司或其他法人；而「董事」一詞包括董事會成員或在外國公司擔任類似職位的任何人士，以及公司董事現時或以前慣常遵從其指引或指示行事的人士。

(5) *Every person required to lodge this Form must execute the declaration in Part 1 as a statutory declaration.*
按規定須呈報本表格的每位人士，必須以法定聲明的形式簽署第一部份的聲明。

(6) *Unless the context otherwise requires, questions included in this Form are intended to apply to acts done or matters occurring anywhere, whether in or outside Hong Kong, and should not be construed to have any territorial limit. All ordinances referred to herein are Hong Kong ordinances.*
除非內文另有規定，本表格中的所有問題涵蓋香港及世界任何地方的所有行為或事項，且不應解釋為具有任何地區限制。本表格所提及的所有條例均為香港的條例。

(7) *The failure of any person required to lodge this Form to complete Part 1 of this Form B truthfully, completely and accurately, or the failure to execute Part 2 of this Form or to observe any of the undertakings made under that Part, constitutes a breach of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. In addition, pursuant to the Crimes Ordinance, any person who knowingly and wilfully makes a statement false in a material particular in Part 1 of this Form (being a statutory declaration) commits an offence, and if prosecuted, shall be liable on conviction upon indictment to imprisonment for 2 years and to a fine.*
如任何人士沒有真實地、完整地及準確地填報本表格B的第一部份，或沒有簽署本表格的第二部份，或沒有遵守該部份(即第二部份)所載列的承諾，則屬違反《香港聯合交易所有限公司證券上市規則》。此外，依據《刑事罪行條例》，任何人士就本表格第一部份(屬法定聲明)的重要事項，明知並故意地作出虛假聲明的，即屬犯法，若遭檢控，一經定罪，可被判入獄兩年及處以罰款。

(8) *If you have any doubt as to how any part of this Form should be executed, you should consult your solicitor or legal advisers.*
若對如何填報本表格的任何部份有任何疑問，請徵詢閣下的律師或法律顧問的意見。

Part 1
第一部份

DECLARATION
聲 明

1. State:-
請填報：—

			in English 英文	in Chinese 中文
(a)	present surname and any former surname(s) 現時姓氏及任何前度姓氏	:	LIAO	廖
(b)	alias, if any 別名，如有	:		
(c)	present forename(s) and any former forename(s) 現時名字及任何前度名字	:	YORK	约克
(d)	date of birth 出生日期	:	1946.1.20	
(e)	residential address 住址	:	G/F 4 Osmanthus Rd. Yau Yat Chuen Kowloon H.K.	丹桂路四号地下 又一村 九龍
(f)	nationality and former nationality, if any 國籍及前度國籍，如有	:	Chinese	
(g)	professional qualifications, if any 專業資格，如有	:	C. Eng. (IEE)	
(h)	Hong Kong ID number, or, if none, passport number and place of issue 香港身份證號碼，如無，則請列明護照號碼及簽發地點	:	B470607(8)	
(i)	name of issuer 發行人名稱	:	Hang Lung Group Limited	恒隆集團有限公司

2. Are you a director of any company?
閣下是否任何公司的董事？

Yes

If so, state the name of each such company, its place of incorporation, the nature of its business and the date of commencement of your directorship in such company.
如是，請填報各公司的名稱、其成立的地點、其業務性質，以及閣下在該公司開始出任董事的日期。

Please see attached list

Note: (1) You may exclude dormant companies from this disclosure.
附註：閣下可不填報暫無營業的公司。

(2) Where a company of which you are a director has securities listed on The Stock Exchange of Hong Kong Limited, the name of any subsidiary company of which you are also a director need not be stated.
如閣下擔任董事的公司的證券在香港聯合交易所有限公司上市，則毋須列明閣下亦為董事的任何附屬公司的名稱。

3. Have you at any time been adjudged bankrupt or insolvent?
閣下曾否被裁定破產或無償債能力？

No

If so, state the Court by which you were adjudged bankrupt or insolvent and, if discharged, the date and conditions on which you were granted your discharge.
如是，請填報裁定閣下破產或無償債能力的法院名稱；如破產或無償債能力的裁定已被撤銷，則請列明該裁定被撤銷的日期及條件。

4. Have you at any time been a party to a deed of arrangement or entered into any other form of arrangement or composition with your creditors?
閣下曾否為償還債務安排協議的其中一方，或曾否與債權人達成任何其他形式的償還債務安排或債務重整協議？

No.

If so, give full particulars.
如是，請詳細說明。

5. Are there any unsatisfied judgments or court orders of continuing effect against you?
閣下現時是否仍有未償還經法院裁定的債項或受仍然有效的法院命令所限制？

No.

If so, give full particulars.
如是，請詳細說明。

6. Has any company been dissolved or put into liquidation (otherwise than by a members' voluntary winding up when the company was solvent) or bankruptcy or been the object of an analogous proceeding, or entered into any form of arrangement or composition with creditors, or had a receiver, trustee or similar officer appointed over it during the period when you were one of its directors or within 12 months after your ceasing to act as one of its directors?
曾否有任何公司，在閣下擔任該公司董事期間，或在閣下停止擔任其董事後的十二個月內，被解散或清盤(在公司仍有償債能力時由股東自願提出自動清盤者除外)或破產或成為類似程序的對象，或與債權人達成任何形式的償還債務安排協議或債務重整協議，或曾否有破產管理人、受託人或類似的人員被委任接管該公司？

No

If so, give full particulars, including the name of the company, its place of incorporation or establishment, the nature of its business, the nature of the proceeding involved, the date of commencement of the proceeding, and the amounts involved together with an indication of the outcome or current position of the proceeding.
如是，請詳細說明，包括該等公司的名稱、註冊或成立的地點、業務性質、所牽涉的程序性質、程序開始日期，以及所牽涉的款額，並說明有關程序的結果或現時情況。

7. Have you been convicted of any offence:-
閣下曾否：－

(a) involving fraud, dishonesty or corruption;
被裁定觸犯涉及欺詐、不誠實或貪污的罪行；

No

(b) under the Companies Ordinance, the Bankruptcy Ordinance, the Banking Ordinance, the Securities and Futures Ordinance, the repealed Protection of Investors Ordinance, the repealed Securities Ordinance, the repealed Securities (Disclosure of Interests) Ordinance or any Ordinance relating to taxation, or any comparable legislation of other jurisdictions; or
根據《公司條例》、《破產條例》、《銀行業條例》、《證券及期貨條例》、已廢除的《保障投資者條例》、已廢除的《證券條例》、已廢除的《證券(披露權益)條例》，或任何與稅務有關的條例，或其他司法管轄區的任何類似法例而被裁定有罪；或

No

(c) in respect of which you have, within the past 10 years, been sentenced as an adult to a period of imprisonment of six months or more, including suspended or commuted sentences?
在過去十年期間，以成人身份被裁定有罪，而又被判處監禁六個月或以上，包括緩刑或減刑？

No

If so, give full particulars, including details of (i) each such offence, (ii) the court by which you were convicted, (iii) the date of conviction, and (iv) the penalty imposed.
如是，請詳細說明，包括以下各項的詳情：(i)各項罪行、(ii)裁定閣下有罪的法院名稱、(iii)定罪日期，以及(iv)所遭受的刑罰。

Note: Certain convictions may come within the provisions of the Rehabilitation of Offenders Ordinance or comparable legislation of other jurisdictions. In such cases, the relevant conviction need not be disclosed.

附註：若干定罪可能屬於《罪犯自新條例》或其他司法管轄區的類似法例的規定範圍。在此情況下，有關的定罪則毋須披露。

8. (a) (i) Have you been identified as an insider dealer pursuant to Parts XIII or XIV of the Securities and Futures Ordinance or the repealed Securities (Insider Dealing) Ordinance at any time?
閣下曾否在任何時候遭援引《證券及期貨條例》第XIII或XIV部或已廢除的《證券(內幕交易)條例》而被指為內幕交易者？

No.

(ii) Has any company with which you were or are connected (as such expression is defined in Parts XIII or XIV of the Securities and Futures Ordinance or the repealed Securities (Insider Dealing) Ordinance) or any company for which you act or have acted as an officer been identified as an insider dealer pursuant to Parts XIII or XIV of the Securities and Futures Ordinance or the repealed Securities (Insider Dealing) Ordinance at any time during the period when you were connected and/or acted as an officer?
與閣下過去或現時有關連的任何公司(按《證券及期貨條例》第XIII或XIV部或已廢除的《證券(內幕交易)條例》所界定)，或閣下過去或現時曾以高級人員身份行事的任何公司，曾否在閣下與其有關連的期間，及/或以其高級人員身份行事的期間，遭援引《證券及期貨條例》第XIII或XIV部或已廢除的《證券(內幕交易)條例》而被指為內幕交易者？

No.

(b) (i) Have you been found guilty of or been involved in insider dealing, or been held by any Court or competent authority to be in breach of any securities or financial markets laws, rules or regulations including any rules and regulations of any securities regulatory authority, stock exchange or futures exchange at any time?
閣下曾否在任何時候被裁定觸犯內幕交易罪或牽涉內幕交易，或遭任何法院或主管當局裁定違反任何證券或金融市場法例、規則或規例(包括任何證券監管機構、證券交易所或期貨交易所的任何規則及規例)？

No.

(ii) Has any company in which you were or are a controlling shareholder (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) or were or are a director or officer been found guilty of or been involved in insider dealing, or been held by any Court or competent authority to be in breach of any securities or financial markets laws, rules or regulations including any rules and regulations of any securities regulatory authority, stock exchange or futures exchange at any time during the period when you were a controlling shareholder, director or officer?
閣下過去或現時為控股股東(按《香港聯合交易所有限公司證券上市規則》界定)、或者過去或現時為董事或高級人員的任何公司，曾否在閣下為控股股東、董事或高級人員期間的任何時候，被裁定觸犯內幕交易罪或牽涉內幕交易，或遭任何法院或主管機構當局裁定違反任何證券或金融市場法例、規則或規例(包括任何證券監管機構、證券交易所或期貨交易所的任何規則及規例)？

No.

If so, give full particulars.
如是，請詳細說明。

9. Have you, in connection with the formation or management of any company, partnership or unincorporated institution, been adjudged by a Court or arbitral body civilly liable for any fraud, breach of duty or other misconduct by you towards such company, partnership or unincorporated institution or towards any of its members or partners?
閣下曾否就任何公司、合夥公司或非法團機構的成立或管理事宜，被法院或仲裁機構裁定，須就閣下對該等公司、合夥公司或非法團機構或其任何成員或合夥人所作出的任何欺詐、不履行責任行為或其他失當行為負上民事責任？

No

If so, give full particulars.
如是，請詳細說明。

10. Has any company of which you were or are a director had its business registration or licence revoked at any time during the period when you were a director of the company?
閣下曾經或現時擔任董事的公司，其商業登記或營業執照曾否在閣下在任期間被撤銷？

No

If so, give full particulars, including the date upon which such registration or licence was revoked, the reasons for the revocation, the outcome and current position.
如是，請詳細說明，包括該等登記或執照被撤銷的日期、撤銷的原因、結果及現時狀況。

11. Have you ever been disqualified from holding, or deemed unfit to hold, the position of director of a company, or from being involved in the management or conduct of the affairs of any company, pursuant to any applicable law, rule or regulation or by any competent authority?
閣下曾否被依據任何適用的法例、規則或規例或被任何主管當局禁止出任、或被視為不適宜出任公司董事，或被禁止參與任何公司的管理或事務？

No

If so, give full particulars.
如是，請詳細說明。

12. Have you ever been refused admission to membership of any professional body or been censured or disciplined by any such body to which you belong or belonged or been disqualified from membership in any such body or have you ever held a practising certificate or any other form of professional certificate or licence subject to special conditions?
閣下曾否被任何專業團體拒絕入會，或被任何閣下現屬或曾屬會員的專業團體譴責或施以紀律處分，或遭褫奪閣下在該等專業團體的會員資格，或閣下曾否持有有特別限制條件的執業證書或任何其他形式的專業證書或執照？

No.

If so, give full particulars.
如是，請詳細說明。

13. Are you now or have you ever been a member of a triad or other illegal society?
閣下是否或曾否身為黑社會或其他非法組織的成員？

No

14. Are you currently subject to (i) any investigation, hearing or proceeding brought or instituted by any securities regulatory authority, including the Hong Kong Takeovers Panel or any other securities regulatory commission or panel, or (ii) any judicial proceeding in which violation of any securities law, rule or regulation is or was alleged?
閣下是否現正(i)牽涉在任何證券監管當局(包括香港收購及合併委員會或任何其他證券監管委員會)所進行或主持的調查、聆訊或處事程序中，或(ii)牽涉在任何司法訴訟中，而被指稱違反任何證券法例、規則或規例？

No

15. Are you a defendant in any current criminal proceeding involving an offence which may be material to an evaluation of your character or integrity to be a director of the issuer?
閣下是否現為刑事訴訟中的被告人，而涉及的罪行，可能對評估閣下作為發行人的董事應有的個性或操守起重要作用？

No

If so, give full particulars.
如是，請詳細說明。

16. Do you have any past or present financial or other interest in the business of the issuer or its subsidiaries or any connection with any connected person (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of the issuer?
閣下過去或現時在發行人或其附屬公司業務中是否擁有任何財務上或其他方面的利益，或閣下是否與發行人的任何關連人士(按《聯合交易所有限公司證券上市規則》界定)有任何聯繫？

No.

Note: Please answer this question if you are being appointed as an independent non-executive director of the issuer; otherwise, please state not applicable.
附註：如閣下現正被任命為發行人的獨立非執行董事，請回答此問題；否則，請填寫「不適用」。

17. Other than the information which you have disclosed pursuant to the foregoing questions, are you aware of any matter the non-disclosure of which may affect the truthfulness, completeness or accuracy of your response to any of the foregoing questions?
除閣下回答上述問題所披露的資料外，閣下是否知悉任何其他事項，而不披露該等事項可能影響閣下對上述問題的回答的真實性、完整性或準確性？

No.

If so, give full particulars.
如是，請詳細說明。

I, LIAO, YORK 廖約克 [Insert Chinese characters, if any], of 6/F 4 Osmanthus Rd, Yau Yat Chuen, Kowloon, Hong Kong [Insert residential address], solemnly and sincerely declare that the foregoing answers are true, complete and accurate, that I have not made any statements or omissions which would render such answers untrue or misleading, that I understand the possible consequences of making a false declaration as set forth in note 7 of the introduction hereto, and that I understand that The Stock Exchange of Hong Kong Limited may rely upon the foregoing answers in assessing my suitability to act as a director of the issuer.

本人……〔填上英文姓名，如有〕，現居於……

……〔請填上住址〕，謹以至誠鄭重聲明，上述回答乃屬真實、完整及準確者，本人並無作出任何聲明或遺漏，而致使此等回答有不正確或誤導成份，本人完全明白作出虛假聲明可能會引致載列於附註(7)的可能後果，而本人亦明白，香港聯合交易所有限公司可倚賴上述回答所提供的資料，以評估本人擔任發行人的董事的合適性。

(A) *For use by a person who is **familiar** with the English and/or Chinese language:-*
供請熟英文及/或中文的人士使用：—

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the Oaths and Declarations Ordinance (*).
本人謹憑藉《宣誓及聲明條例》(*)衷誠作出此項鄭重聲明，並確信其為真實無訛。

(Signed簽署) [signature]
[Declarant聲明人]

Declared at Room 1507-1C Melbourne Plaza Central in Hong Kong (**)
this 18th day of October, 2003.
此項聲明於20……年……月……日在香港(**)……，作出。

Before me,
在本人面前作出，

YUNG YING LUN [signature]
Solicitor, Hong Kong SAR
John Ho & Tsui
[Signature and designation i.e., ~~Justice of the Peace~~/Notary Public/~~Commissioner for Oaths.~~]
〔簽署及職銜，即：太平紳士/公證人/監誓員。〕

YUNG YING LUN
Notary Public
Hong Kong

(*) *Substitute appropriate wording if executed outside Hong Kong.*
如聲明在香港以外地方作出，請以其他適用文字取替。

(**) *Substitute place name if declaration is made outside Hong Kong.*
如聲明在香港以外地方作出，請列明地方名。

OR或

(B) *For use by a person who is **not familiar** with the English and/or Chinese language and by interpreter:-*
供不諳熟英文及/或中文而須透過傳譯員傳譯的人士使用：—

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the Oaths and Declarations Ordinance (*).
本人謹憑藉《宣誓及聲明條例》(*)衷誠地作出此項鄭重聲明，並確信其為真確無訛。

(Signed簽署) ....
[Declarant聲明人]

Declared at .... in Hong Kong (**) this .... day of ...., 20.........., through the interpretation of .... [Insert name of interpreter] of .... [Insert address and occupation], the said interpreter having been also first declared [or sworn, as the case may be] that he had truly, distinctly, and audibly interpreted the contents of this document to the declarant, and that he would truly and faithfully interpret the declaration about to be administrated to him.
此項聲明於20..........年..........月............日在香港(**)..作出，是經由....................................〔填上傳譯員姓名〕現居於.. ....〔填上地址〕及任職..〔填上職業〕作出傳譯者，而此傳譯員亦已先行聲明〔或宣誓，視屬何情況而定〕他已將本文件內容向聲明人作出真實明確及清晰可聞的傳譯，並會將本人即將為聲明人主持的聲明忠實向其傳譯。

Before me,
在本人面前作出，

[Signature and designation, i.e., Justice of the Peace/Notary Public/Commissioner for Oaths.]
〔簽署及職銜，即：太平紳士/公證人/監誓員。〕

(*) *Substitute appropriate wording if executed outside Hong Kong.*
如聲明在香港以外地方作出，請以其他適用文字取替。

(**) *Substitute place name if declaration is made outside Hong Kong.*
如聲明在香港以外地方作出，請列明地方名。

Declaration or oath by interpreter
傳譯員的聲明或誓言

I, ..., of ....
...., solemnly and sincerely declare (*) that I well understand the English and .... [State foreign language] languages and that I have truly, distinctly, and audibly interpreted the contents of this document to the declarant ....[Insert name], and that I will truly and faithfully interpret the declaration about to be administered to him.

本人 ....現居於 ....
....
謹以至誠鄭重聲明(*)，本人諳熟英文及 ....〔述明其他外國語文〕，而本人已將本文件內容向聲明人 ....〔填入姓名〕作真實明確及清晰可聞的傳譯，並會將即將為其主持的聲明向其傳譯。

(Signed簽署) . . . .
Interpreter傳譯員

Declared at .... in Hong Kong (**)
this .... day of ...., 20 ....
此項聲明於20 .... 年 .... 月 .... 日在香港 (**) .... 作出。

Before me,
在本人面前作出，

[Signature and designation, i.e., Justice of the Peace/Notary Public/Commissioner for Oaths.]
〔簽署及職銜，即：太平紳士/公證人/監誓員。〕

(*) *In case of an oath substitute "swear" for "solemnly and sincerely declare".*
在宣誓的情況下，以「謹此宣誓」代替「謹以至誠鄭重聲明」。

(**) *Substitute place name if declaration is made outside Hong Kong.*
如聲明在香港以外地方作出，請列明地方名。

Part 2
第二部份

UNDERTAKING
承 諾

Further, I, ...LIAO, YORK........., undertake with The Stock Exchange of Hong Kong Limited that:-
此外，本人.........廖約克.........向香港聯合交易所有限公司承諾：－

(a) in the exercise of my powers and duties as a director of the issuer I shall:-
在行使發行人董事的權力及職責時，本人須：－

(i) comply to the best of my ability with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force (the "Listing Rules");
盡力遵守不時生效的《香港聯合交易所有限公司證券上市規則》(《上市規則》)；

(ii) use my best endeavours to procure that the issuer shall so comply; and
盡力促使發行人遵守《上市規則》；及

(iii) use my best endeavours to procure that any alternate of mine shall so comply;
盡力促使本人的任何替任人遵守《上市規則》；

(b) I shall, in the exercise of my powers and duties as a director of the issuer, comply to the best of my ability with Part XV of the Securities and Futures Ordinance, the Code on Takeovers and Mergers, the Code on Share Repurchases and all other securities laws and regulations from time to time in force in Hong Kong, and I shall use my best endeavours to procure that the issuer shall so comply;
本人在行使發行人董事的權力及職責時，將盡力遵守《證券及期貨條例》第XV部、《公司收購及合併守則》、《股份購回守則》及香港所有其他不時生效的有關證券的法例及規例，本人並會盡力促使發行人遵守上述各項；

(c) I shall cooperate in any investigation conducted by the Listing Division and/or the Listing Committee of The Stock Exchange of Hong Kong Limited, including answering promptly and openly any questions addressed to me, promptly producing the originals or copies of any relevant documents and attending before any meeting or hearing at which I am requested to appear;
本人將在香港聯合交易所有限公司上市科及／或上市委員會所進行的任何調查中給予合作，包括及時及坦白地答覆向本人提出的任何問題，及時地提供任何有關文件的正本或副本，並出席本人被要求出席的任何會議或聽證會；

(d) I hereby irrevocably appoint the issuer as my agent, for so long as I remain a director of the issuer, for receiving on my behalf any correspondence from and/or service of notices and other documents by The Stock Exchange of Hong Kong Limited;
本人茲不可撤回地委任發行人為本人的代理人，在本人留任發行人董事期間，代表本人接收香港聯合交易所有限公司發出的任何書信及／或送達的通知書及其他文件；

(e) I shall provide to The Stock Exchange of Hong Kong Limited, immediately upon my resignation as a director of the issuer, my up-to-date contact information, including my address for correspondence from and service of notices and other documents by The Stock Exchange of Hong Kong Limited and telephone number; and
本人將在辭去發行人董事職務後，立即向香港聯合交易所有限公司提供本人最新的聯絡資料，包括供本人接收香港聯合交易所有限公司發出的書信、送達的通知書及其他文件的地址和電話號碼；以及

(f) I hereby give my authority to the Head of the Listing Division of The Stock Exchange of Hong Kong Limited, or to any person authorised by him, to disclose any of the foregoing particulars given by me to members of the Listing Committee and, with the approval of the Chairman or a Deputy Chairman of The Stock Exchange of Hong Kong Limited, to such other persons, as the said Head of the Listing Division may from time to time think fit.
本人茲授權香港聯合交易所有限公司上市科總監、或其授權的任何人士，將本人提供的上述資料向上市委員會委員披露；並在香港聯合交易所有限公司主席或一位副主席批准的情況下，向上市科總監不時認為適當的其他人士披露。

Signature簽署：Ye Liao
Name姓名：York Liao

Dated: 18th October, 2003
日期：20 .... 年 .... 月 .... 日

Part 3
第三部份

(A) *If the issuer is a new applicant or continues to retain a sponsor, the following sponsor's certification must be completed:-*
如發行人為新申請人或會持續聘用保薦人，下列的保薦人證明亦須填報：—

SPONSOR'S CERTIFICATION
保薦人證明

We, ... , are the sponsor for the issuer appointed for the purpose referred to in Rule 3.01 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and have offices located at ....
....
We hereby certify that we have read the answers provided by .... [Insert name of director/declarant] in Part 1 of this Form B and we are not aware of any information that would lead a reasonable person to inquire further concerning the truthfulness, completeness or accuracy of any of the answers so provided.
我們 ....，乃為《香港聯合交易所有限公司證券上市規則》第3.01條所提及的目的而委任的發行人的保薦人，辦事處設於 ....
....。我們茲證明，我們已閱讀 ....〔填入董事/聲明人的姓名〕在表格B第一部份所作的回答，我們並不知悉任何資料，足以使一名合理的人士，就如此填報的資料的真實性、完整性及準確性作進一步的查詢。

Executed this .... day of .... , 20 .... , in ....
本證明於20 .... 年 .... 月 .... 日在 .... 簽立。

(Signed簽署) ....

(B) *The following solicitor's certification must be completed whenever this Form is required to be lodged with The Stock Exchange of Hong Kong Limited:-*
按規定須向香港聯合交易所有限公司呈報本表格的，均須填報下列律師證明：—

SOLICITOR'S CERTIFICATION
律師證明

We, JOHN HO + TSUI .... , are a firm of solicitors qualified to advise on Hong Kong law with offices located at Room 1507-10 Melbourne Plaza, 33 Queens Road Central, Hong Kong ....
We hereby certify that we have explained all applicable requirements and procedures for completing and making the declaration contained in Part 1 of this Form B, and the possible consequences of making a false declaration, to LIAO, YORK .... [Insert name of director/declarant]. Further, we hereby certify that LIAO, YORK .... [Insert name of director/declarant] has acknowledged to us that he/she understands the foregoing.
我們，..，為一家有資格就香港法律提供意見的律師行，辦事處設於 ....。
我們茲證明，我們已向 ....〔填入董事/聲明人的姓名〕詳細解釋填報本B表格第一部份及作出聲明的所有適用規定和程序，以及作出虛假聲明所可能引致的後果。此外，我們茲證明 ....〔填入董事/聲明人的姓名〕已向我們承認其了解上述各項。

Executed this 18th day of October , 20 03 , in R1507 Melbourne Plaza, 33 Queens Road Central Hong Kong
本證明於20 .... 年 .... 月 .... 日在 .... 簽立。

(Signed簽署) John Ho + Tsui

LIST OF DIRECTORSHIP 2003/10/20

COMPANY	Incorporation Location	Incorporation Date	Nature of Business
Public:			
TeleEye Holdings Ltd.	Cayman Islands	Oct, 2000	Manufacturer of video image processors for remote monitoring and security system
Armitage Technologies Holding Ltd.	Cayman Islands	Dec, 2001	Provider of software packages, systems integration & information solutions.
Private:			
Avantec Manufacturing Ltd.	Hong Kong	Aug 24, 1983	Manufacturer of consumer electronics devices.
Belaford Co. Ltd.	Hong Kong	Oct 14, 1987	Consultancy & investment.
Best Mind Development Ltd.	Hong Kong	1994/06/23	Real Estate.
Best Venture Ltd.	Hong Kong	Aug 7, 1992	Real Estate.
Bondrate Investments Ltd.	Hong Kong	Sep 13, 1995	Real Estate.
Cosmos Books Ltd.	Hong Kong	Oct 29, 1990	Bookstores.
Eikometrics Ltd.	Hong Kong	May 5, 1993	Technical consultancy.
Esquel Holdings Incorporated	Hong Kong	1979	Manufacturing: textile & garment
Golden Chance Ltd.	Mauritius	2000/10/17	Holding co. Haking
W. Haking Enterprises Ltd.	Hong Kong		Optics: lens & camera.
K H Optical Co. Ltd.	Hong Kong		Manufacturer of cameras.
Mass Hill Ltd.	Hong Kong	Dec 13, 1988	Real Estate.
Supply Consultants Ltd.	Hong Kong	Dec 2, 1983	Marketing and Sales of consumer electronics products.
Versitech Ltd.	Hong Kong		HKU Investment & incubation co.
Winbridge Co. Ltd.	Hong Kong	Mar 4, 1985	General consultancy, investment and management.
Yellow Earth Fund Ltd.	Hong Kong	Sep, 2001	Investment.
Capri Investments Ltd.	Cayman Islands	April, 1986	Investment.
Kazix Ltd.	Cayman Islands	Aug, 1992	Real Estate.
Public Service:			
Applied Science and Technolgy Research Institute	Hong Kong	2001/04/11	Government sponsored research and development organization.
HK Science & Technology Park	Hong Kong	1999/12/16	Development and management of a piece of Government property.
Acasia Technology Ltd.	Hong Kong	Dec 2, 2002	Commercial arm of ASTRI
Securities & Futures	HKGov		Independent statutory body

Form 表格 **AR1**

Annual Return
周年申報表

Companies Registry
公 司 註 冊 處

01 FEB 19 7:21

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Business Name 商業名稱

Nil

3 Type of Company 公司的類別

☐ Private 私人 ☑ Others 其他

4 Address of Registered Office 註冊辦事處地址

28th Floor, 4 Des Voeux Road Central, Hong Kong

5 Date of Return 本申報表日期

13	11	2003
DD 日	MM 月	YYYY 年

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

(Nil)

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0100
Deadline: 25/12/2003

For Official Use
請勿填

Your Receipt
Companies Registry
H.K.

04/12/2003 FF661784
CR No. : -006206-

Date of Return 本申報表日期		
13	11	2003
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號

6206

7 Share Capital 股本 (As at the date of this Return 截至本申報表日期)

Class of Shares 股份類別		Authorised Share Capital 法定股本 Total Nominal Value 總面值	Issued Share Capital 已發行股本 No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值(不包括溢價)
Ordinary	HKD	2,000,000,000.00	1,326,855,242	1,326,855,242.00	1,326,855,242.00
Total 總值		HKD2,000,000,000.00	1,326,855,242	HKD1,326,855,242.00	HKD1,326,855,242.00

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	Allotment of 2,718,000 Ordinary shares of HKD1.00 each.

8 Past and Present Members 過去及現在的成員

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .

Date of Return 本申報表日期		
13	11	2003
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號: 6206

9 Secretary 秘書

Name 姓名

Surname 姓氏	Other names 名字
CHING 程	Robin Sik Wing 式榮

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: C1, 34th Floor, Beverly Hill, 6 Broadwood Road, Happy Valley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A875236(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

10 Directors 董事

1 Name 姓名

Surname 姓氏	Other names 名字
CHAN 陳	Gerald Lokchung 樂宗

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 170 Lake Avenue, Newton Centre, MA 02459 United States

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D698106(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Date of Return 本申報表日期

13	11	2003
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號: 6206

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

CHAN Ronnie Chichung 陳 启宗

Surname 姓氏 / Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 5A No. 14 Mt. Kellett, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

E290283(8)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

3 Name 姓名

CHEN Laura Lok Yee 陳 樂怡

Surname 姓氏 / Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 5C, Sea Cliff Mansions, 19C Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

E238921(9)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Date of Return 本申報表日期		
13	11	2003
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號
6206

11 Registers 登記冊 Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Members	17/F., Hopewell Centre, 183 Queen's Road East, Hong Kong

12 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	07	2002	To 至	30	06	2003

13 Certificate 證明書

(a) I certify that the information given in this Return (including ___4___ pages of Continuation Sheets and ___1___ pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括______張續頁及______張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名：[signature]

(Name 姓名)：(Robin Sik Wing CHING) Date 日期： 1st December, 2003

~~Director 董事~~／Secretary 秘書

Form 表格 AR1

Annual Return
周年申報表

Continuation Sheet B (Sheet 1 of 4)
續頁 B 第 1 頁 (共 4 頁)

Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
13	11	2003

Company Number 公司編號: 6206

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏: CHENG 鄭 — Other names 名字: Hon Kwan 漢鈞

Alias (if any) 別名（如有的話）: N/A — Previous Names 前用姓名: N/A

Address 地址: 20 Broom Road, 2nd Floor, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號 — I.D. Card Number 身份證號碼: A181391(1) — Company Number 公司編號: N/A

b Overseas Passport 海外護照 — Number 號碼: N/A — Issuing Country 簽發國家: N/A

Capacity 身份 [✓] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏: HO 何 — Other names 名字: Wilfred Sai Leung 世良

Alias (if any) 別名（如有的話）: N/A — Previous Names 前用姓名: N/A

Address 地址: Flat A1, 27/F., Block A, Beverly Hill, 6 Broadwood Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號 — I.D. Card Number 身份證號碼: A009887(9) — Company Number 公司編號: N/A

b Overseas Passport 海外護照 — Number 號碼: N/A — Issuing Country 簽發國家: N/A

Capacity 身份 [✓] Director 董事 [ ] Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return
周年申報表

Companies Registry
公 司 註 冊 處

Continuation Sheet B (Sheet 2 of 4)
續頁 B 第 2 頁 (共 4 頁)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
13	11	2003

Company Number 公司編號: 6206

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
IP 葉	Simon Sik On 錫安

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: House 8, 16th Street, Hong Lok Yuen, Tai Po, New Territories

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D356014(8)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
LIAO 廖	York 約克

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: G/F., 4 Osmanthus Road, Yau Yat Chuen, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
B470607(8)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return 周年申報表

Continuation Sheet B (Sheet 3 of 4)
續頁 B 第 3 頁 （共 4 頁）

Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
13	11	2003

Company Number 公司編號: 6206

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
NG 吳	Terry Sze Yuen 士元

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Duplex Flat B, 17th &18th Floors Block II, Wing On Towers, Nos. 7 & 9 Boyce Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D635218(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
YIN 殷	Shang Shing 尚賢

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 10th Floor, Grand Plaza Apartments, Kornhill Road, Quarry Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A079714(9)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return
周年申報表

Continuation Sheet B (Sheet 4 of 4)
續頁 B 第 4 頁 (共 4 頁)

Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
13	11	2003

Company Number 公司編號: 6206

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
YUEN 袁	Nelson Wai Leung 偉良

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: House G, Jade Crest, 35G Shouson Hill Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E376028(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☐ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return
周年申報表

Companies Registry
公 司 註 冊 處

Schedule 1 (Page 1 of 1)
附表一 第 1 頁 (共 1 頁)

Date of Return 本申報表日期

13	11	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

6206

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
Please see attached CD.					
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
   每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.

Certified true copy
For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司
Secretary

HANG LUNG GROUP LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2003

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Active Global Investments Limited	2	62.1	-	Dormant	Hong Kong
Akihiro Company Limited	2	100	100	Property development	Hong Kong
Allglobe Investments Ltd.	8	62.1	-	Investment holding	British Virgin Islands
Amoy International Treasury Limited	8	62.1	-	Financial services	British Virgin Islands
Amoy Properties Limited	2	100	100	Dormant	Hong Kong
Antonis Limited	10,000	62.1	-	Property leasing	Hong Kong
AP City Limited	2	62.1	-	Property leasing	Hong Kong
AP Joy Limited	2	62.1	-	Property development	Hong Kong
AP Properties Limited	20	52.8	-	Property development	Hong Kong
AP Star Limited	2	62.1	-	Investment holding	Hong Kong
AP Success Limited	2	62.1	-	Property leasing	Hong Kong
AP Treasury Limited	2	62.1	-	Dormant	Hong Kong
AP Universal Limited	2	62.1	-	Property leasing	Hong Kong
AP Win Limited	1,000,000	62.1	-	Property leasing	Hong Kong
AP World Limited	2	62.1	-	Property development	Hong Kong
'PW Finance Limited	2	62.1	-	Financial services	Hong Kong
.mo Limited	2	100	100	Investment holding	Hong Kong
Atlas Limited	8	100	100	Investment holding	British Virgin Islands
Aytat Enterprises Limited	400	62.1	-	Dormant	Hong Kong
Bardory Limited	2	100	100	Financial services	Hong Kong
Bawood Investments Limited	8	62.1	-	Investment holding	British Virgin Islands
Bayliner Investment Ltd.	8	100	100	Investment holding	British Virgin Islands
Believecity Limited	2	100	-	Investment holding & securities trading	Hong Kong
Boland Housing Limited	4,000,200	62.1	-	Investment holding	Hong Kong
Bonhope Limited	8	100	-	Investment holding	British Virgin Islands
Bonna Estates Company Limited	1,000,000	62.1	-	Property leasing	Hong Kong
Brilliant Field Enterprises Limited	8	62.1	-	Investment holding	British Virgin Islands
Cactus Company Limited	8	62.1	-	Investment holding	British Virgin Islands
Caddo Enterprises, Limited	4,000,000	62.1	-	Property leasing	Hong Kong
Carmana Limited	2	62.1	-	Property leasing	Hong Kong
Channel Developments Inc.	8	62.1	-	Investment holding	British Virgin Islands
Cheshire Limited	8	62.1	-	Dormant	British Virgin Islands
Chi Pan Company, Limited	2	62.1	-	Dormant	Hong Kong
Cititop Limited	2	62.1	-	Property development	Hong Kong
CityWest Holdings Pty. Ltd.	AUS$121,898,166	100	-	Dormant	Australia
Claris Limited	8	100	-	Investment holding	British Virgin Islands
Cleeton Investments Limited	8	62.1	-	Investment holding	British Virgin Islands
Cokage Limited	2	100	100	Investment holding	Hong Kong
Country Bond Development Limited				Investment holding	Hong Kong
'A' Shares	990	59.7	-		
'B' Share	1	62.1	-		
Country First Enterprises Limited	2	100	-	Investment holding	Hong Kong
Country Link Enterprises Limited	5,000,000	59.7	-	Investment holding	Hong Kong
Crest Incorporated	16	100	-	Investment holding	British Virgin Islands
Crisp Holdings Limited	8	62.1	-	Investment holding	British Virgin Islands
Curicao Company Limited	2	100	-	Investment holding	Hong Kong
Dokay Limited	2	62.1	-	Property leasing	Hong Kong
Double Merit Investments Limited	8	62.1	-	Investment holding	British Virgin Islands
Dynamia Company Limited	2	100	100	Property development	Hong Kong
Easegood Enterprises Limited	2	62.1	-	Investment holding	Hong Kong
Ease Smart Development Limited				Investment holding	Hong Kong
'A' Share	1	100	-		
'B' Share	1	62.1	-		
Eltop Limited	8	100	-	Dormant	British Virgin Islands
Emver Limited	8	62.1	-	Investment holding	British Virgin Islands
Enco Investment Limited	8	100	-	Investment holding	British Virgin Islands
Energetic Limited	8	62.1	-	Investment holding	British Virgin Islands
Enormous Joy Limited	8	62.1	-	Investment holding	British Virgin Islands
Ever Brilliant Investment Limited	2	100	100	Investment holding	Hong Kong
Everglow Company Limited	8	62.1	-	Investment holding	British Virgin Islands
Fairwick Limited	2	62.1	-	Dormant	Hong Kong
Famex Limited	8	62.1	-	Investment holding	British Virgin Islands
Filders Limited	8	62.1	-	Investment holding	British Virgin Islands
Floret Investments Limited	8	62.1	-	Investment holding	British Virgin Islands
Folabs Limited	2	100	-	Property leasing	Hong Kong

Certified true copy

For and on behalf of
HANG LUNG GROUP LIMITED
恒 隆 集 團 有 限 公 司

....
Secretary

HANG LUNG GROUP LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2003

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Forwill Enterprises Ltd.	8	62.1	-	Investment holding	British Virgin Islands
Fu Yik Company Limited	3	62.1	-	Property leasing	Hong Kong
Gala Ruby Limited	2	62.1	-	Investment holding	Hong Kong
Garden Terrace (Blocks 2 & 3) Management Company Limited	2	62.1	-	Dormant	Hong Kong
Geraldton Investment Limited	8	62.1	-	Investment holding	British Virgin Islands
Glory View Properties Limited	2	100	100	Property leasing	Hong Kong
Good Force Limited	8	100	-	Investment holding	British Virgin Islands
Good Wish Investments Limited	8	100	-	Investment holding	British Virgin Islands
Gotaview Limited	2	62.1	-	Investment holding	Hong Kong
Gowily Limited	2	62.1	-	Property leasing	Hong Kong
Grand Centre Limited	4	62.1	-	Property leasing	Hong Kong
Grand Group Limited	2	62.1	-	Catering	Hong Kong
Grand Hotel Group Limited	10,200	62.1	-	Apartment operating and management	Hong Kong
Grand Hotel Holdings Limited				Investment holding	Hong Kong
'A' Shares	62,163,123	62.1	-		
'B' Shares	6,000,000	62.1	-		
Grand Hotel Treasury Limited	2	62.1	-	Dormant	Hong Kong
Grand Hotel Treasury Services Limited	2	62.1	-	Dormant	Hong Kong
Grand Suite Tower Limited	200	62.1	-	Dormant	Hong Kong
Great Cheer Development Limited	2	100	100	Property development	Hong Kong
Great State Development Limited	8	100	-	Dormant	British Virgin Islands
Halycon Limited	8	62.1	-	Investment holding	British Virgin Islands
Hang Chui Company Limited	2	62.1	-	Property leasing	Hong Kong
Hang Chun Company Limited	2	100	-	Dormant	Hong Kong
Hang Ease Company Limited	10,000	62.1	-	Dormant	Hong Kong
Hang Far Company Limited	2	62.1	-	Investment holding	Hong Kong
Hang Fine Company Limited	200	62.1	-	Property leasing	Hong Kong
Hang Kong Company Limited	2	100	-	Investment holding	Hong Kong
Hang Kwok Company Limited	10,000	62.1	-	Property leasing	Hong Kong
Hang Lee Company Limited	2	100	-	Investment holding	Hong Kong
Hang Lick Company Limited	10,000	62.1	-	Property leasing	Hong Kong
Hang Lung (Administration) Limited	10,000	62.1	-	Management services	Hong Kong
Hang Lung (Beijing) Properties Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Car Park Management) Limited	10,000	62.1	-	Dormant	Hong Kong
Hang Lung (Catering Services) Limited	2	100	100	Dormant	Hong Kong
Hang Lung (China) Limited	2	100	100	Investment holding	Hong Kong
Hang Lung (Department Stores) Limited	2	100	100	Dormant	Hong Kong
Hang Lung Development Company, Limited	2	100	100	Dormant	Hong Kong
Hang Lung Enterprises Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Finance) Company Limited	2	100	100	Dormant	Hong Kong
Hang Lung Financial Services Limited	2	100	100	Financial services	Hong Kong
Hang Lung (Guangzhou) Properties Limited	2	100	100	Dormant	Hong Kong
Hang Lung Investments Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Leasing & Factoring) Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Nominees) Limited	200	62.1	-	Nominee services	Hong Kong
Hang Lung Park-In Limited	2	62.1	-	Property leasing	Hong Kong
Hang Lung Project Management Limited	10,000	62.1	-	Project management	Hong Kong
Hang Lung Properties Limited				Investment holding	Hong Kong
- Ordinary Shares	2,889,333,907	62.1	-		
- Convertible Cumulative Preference Shares	843,262,500	-	-		
Hang Lung Property Management Limited	100,000	62.1	-	Property management	Hong Kong
Hang Lung Real Estate Agency Limited	2	62.1	-	Property agencies	Hong Kong
Hang Lung (Secretaries) Limited	2	62.1	-	Secretarial services	Hong Kong
Hang Lung (Shanghai) Properties Limited	2	100	-	Management services	Hong Kong
Hang Lung (Shipping) Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Supermarket) Limited	2	100	100	Dormant	Hong Kong
Hang Lung Trading Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Travel Agencies) Limited	2	100	100	Dormant	Hong Kong
Hang Lung Treasury Limited	2	100	100	Financial services	Hong Kong
Hang May Enterprises Limited	2	100	-	Dormant	Hong Kong
Hang Sing Development Limited	2	100	-	Dormant	Hong Kong
Hang Tak Company Limited	2	62.1	-	Dormant	Hong Kong

HANG LUNG GROUP LIMITED

Certified true copy

For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

Secretary

LIST OF SUBSIDIARIES

At 30th June, 2003

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Hang Tak (Nominees) Limited	2	100	100	Dormant	Hong Kong
Hanputar Limited	2	100	-	Property development	Hong Kong
Hanson Mortgage Limited	2	100	100	Financial services	Hong Kong
Hantak Limited	2	100	100	Investment holding	Hong Kong
Hantak Group Limited	2	100	100	Dormant	Hong Kong
Hantak Holdings Limited	2	100	100	Dormant	Hong Kong
Hantak International Limited	2	100	100	Dormant	Hong Kong
Hantak Investment Limited	2	100	100	Dormant	Hong Kong
Hantak Realty Limited	2	100	100	Dormant	Hong Kong
Hantak Technologies Limited	2	100	100	Dormant	Hong Kong
Happy Giant Limited	8	62.1	-	Investment holding	British Virgin Islands
Happy Town Company Limited	8	62.1	-	Investment holding	British Virgin Islands
Hebo Limited	2	100	100	Property development	Hong Kong
Hecabe Limited	8	62.1	-	Investment holding	British Virgin Islands
Hideki Investments Limited	8	100	-	Investment holding	British Virgin Islands
HL Development Limited	2	100	100	Dormant	Hong Kong
HL Enterprises Limited	2	100	100	Investment holding	Hong Kong
HL Holdings Limited	2	100	100	Investment holding	Hong Kong
HL International Group Limited	2	100	100	Dormant	Hong Kong
HL Investment Limited	2	100	100	Dormant	Hong Kong
HL Mortgage (BC) Limited	2	100	100	Dormant	Hong Kong
HL Mortgage (GT) Limited	2	62.1	-	Financial services	Hong Kong
HL Mortgage (HTG) Limited	2	100	100	Financial services	Hong Kong
HL Mortgage (NH) Limited	2	100	100	Financial services	Hong Kong
HL Mortgage (NP) Limited	2	100	100	Financial services	Hong Kong
HL Mortgage (NV) Limited	2	100	100	Dormant	Hong Kong
HL Properties Limited	2	62.1	-	Dormant	Hong Kong
HLP (China) Limited	2	62.1	-	Investment holding	Hong Kong
HLP Enterprises Limited	2	62.1	-	Dormant	Hong Kong
HLP Glory Limited	2	62.1	-	Dormant	Hong Kong
HLP International Limited	2	62.1	-	Dormant	Hong Kong
HLP International Finance Limited	50,000	62.1	-	Dormant	Hong Kong
HLP International Treasury Limited	8	62.1	-	Financial services	British Virgin Islands
HLP Jade Limited	2	62.1	-	Dormant	Hong Kong
HLP Land Limited	2	62.1	-	Dormant	Hong Kong
HLP Pearl Limited	2	62.1	-	Dormant	Hong Kong
HLP Realty Company Limited	2	62.1	-	Dormant	Hong Kong
HLP Treasury Limited	2	62.1	-	Financial services	Hong Kong
HLP Treasury Services Limited	2	62.1	-	Investment holding	Hong Kong
Hoi Full Limited	2	62.1	-	Dormant	Hong Kong
i Sang Limited	2	62.1	-	Investment holding	Hong Kong
Honco Investments Limited	8	100	-	Dormant	British Virgin Islands
Hurton Investments Limited	8	62.1	-	Investment holding	British Virgin Islands
Inlink Investment Limited	2	62.1	-	Catering	Hong Kong
Introt Investment Limited	8	62.1	-	Investment holding	British Virgin Islands
Kanto Mega Limited	2	100	100	Investment holding	Hong Kong
Kanto Score Limited	2	100	100	Investment holding	Hong Kong
Kelvey Limited	8	62.1	-	Investment holding	British Virgin Islands
Kilmore Investment Limited	8	62.1	-	Investment holding	British Virgin Islands
Kimberword Limited	8	62.1	-	Investment holding	British Virgin Islands
Kindstock Limited	2	100	-	Investment holding	Hong Kong
Kornhill Recreation Club Limited	2	62.1	-	Operation of club house	Hong Kong
Kronik Holdings Limited	8	62.1	-	Investment holding	British Virgin Islands
Land Venture Limited	2	100	-	Property development	Hong Kong
Leadford Limited	8	62.1	-	Investment holding	British Virgin Islands
Level Investments Limited	8	62.1	-	Investment holding	British Virgin Islands
Levington Limited	8	62.1	-	Investment holding	British Virgin Islands
Lisbon Investment Limited	8	62.1	-	Investment holding	British Virgin Islands
Lockoo Limited	1,000,002	62.1	-	Property leasing	Hong Kong
Lucky Joy Limited	2	62.1	-	Investment holding	Hong Kong
Luckyson Investments Limited	10,000	100	-	Property development	Hong Kong
Lungsun Limited	US$858.69	89.7	89.7	Investment holding	British Virgin Islands
Lungsun Mortgage (PV) Limited	20	89.7	-	Financial services	Hong Kong
Magic Rise Development Ltd.	800	62.1	-	Dormant	British Virgin Islands
Manbey Investments Limited	8	62.1	-	Investment holding	British Virgin Islands
Mansita Limited	2	62.1	-	Property leasing	Hong Kong

Certified true copy
For and on behalf of
HANG LUNG GROUP LIMITED
恒 隆 集 團 有 限 公 司

....
Secretary

HANG LUNG GROUP LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2003

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Mars Corporation	8	62.1	-	Dormant	British Virgin Islands
Marten Investment Limited	8	100	-	Dormant	British Virgin Islands
Merrysun Limited	2	100	-	Investment holding	Hong Kong
Modalton Limited	2	62.1	-	Property leasing	Hong Kong
Monafat Limited	2	62.1	-	Property leasing	Hong Kong
Montivideo Trading Limited	8	89.7	-	Investment holding	British Virgin Islands
Myrica Investments Limited	8	62.1	-	Investment	British Virgin Islands
Napa Valley Management Limited	2	62.1	-	Dormant	Hong Kong
Newfoundland Housing Limited	100,000	100	100	Property leasing	Hong Kong
Newhart Investments Limited	16	62.1	-	Investment holding	British Virgin Islands
New Haven Management Limited	2	62.1	-	Dormant	Hong Kong
Nikco Limited	2	100	-	Property leasing	Hong Kong
Noble Place Management Limited	2	62.1	-	Dormant	Hong Kong
Ocean Time Investments Limited	10,000	100	-	Property leasing	Hong Kong
Orchid Garden Investments Limited	8	62.1	-	Dormant	British Virgin Islands
Ottringham Limited	20	62.1	-	Property leasing	Hong Kong
lex Limited	2	62.1	-	Property leasing	Hong Kong
Paradot Limited	2	100	100	Property development	Hong Kong
Park Towers Management Limited	2	62.1	-	Dormant	Hong Kong
Pendence Limited	2	100	100	Investment holding	Hong Kong
Pevek Investment Limited	8	62.1	-	Investment holding	British Virgin Islands
Pioneer Network Ltd.	8	100	-	Investment holding	British Virgin Islands
Pitonbo Limited	2	62.1	-	Dormant	Hong Kong
Pocaliton Limited	2	62.1	-	Property leasing	Hong Kong
Promax Limited	2	89.7	-	Property development	Hong Kong
Prosperland Housing Limited	1,560,000	100	100	Investment holding	Hong Kong
Purotat Limited	2	100	100	Investment holding	Hong Kong
Queld Investment Limited	8	62.1	-	Investment holding	British Virgin Islands
Rago Star Limited	2	62.1	-	Property leasing	Hong Kong
Redstone Investments Limited	8	62.1	-	Investment holding	British Virgin Islands
Ribblesdale Holdings Limited	8	62.1	-	Investment holding	British Virgin Islands
Rilarch Investments Limited	8	62.1	-	Investment holding	British Virgin Islands
Rioloy Limited	2	62.1	-	Property leasing	Hong Kong
Robot Limited	8	100	-	Investment holding	British Virgin Islands
Roda Investment Company Limited	8	62.1	-	Investment holding	British Virgin Islands
Ronhero Limited	2	62.1	-	Property leasing	Hong Kong
Rosper Limited	2	62.1	-	Investment holding	Hong Kong
Ross Company Limited	8	62.1	-	Investment holding	British Virgin Islands
Sallingham Limited	8	62.1	-	Investment holding	British Virgin Islands
Sandeman Limited	8	62.1	-	Investment holding	British Virgin Islands
otat Limited	2	89.7	-	Investment holding	Hong Kong
ebastian Limited	80	62.1	-	Dormant	British Virgin Islands
Sebes Investment Limited	8	62.1	-	Investment holding	British Virgin Islands
Serkin Investments Limited	8	62.1	-	Investment holding	British Virgin Islands
Skyreturn Investments Limited	2	62.1	-	Dormant	Hong Kong
Spacemaster Building Co. Pty. Ltd.	AUS$6,002	100	-	Dormant	Australia
Spatial Town Company Limited	2	100	100	Dormant	Hong Kong
Spiracy International Inc.	8	62.1	-	Investment holding	British Virgin Islands
Spring Investments Limited	8	62.1	-	Investment holding	British Virgin Islands
Stanman Properties Limited	20	100	100	Property development	Hong Kong
Stooket Limited	2	62.1	-	Property leasing	Hong Kong
Style Giant Limited	2	89.7	-	Property development	Hong Kong
Success Cosmos Development Limited	2	100	100	Property development	Hong Kong
Sunflower Investments Limited	8	62.1	-	Dormant	British Virgin Islands
Tackle Limited	8	100	100	Dormant	British Virgin Islands
Tai Fung Engineering Company Limited	500,000	100	100	Dormant	Hong Kong
Tainers Limited	2	100	100	Investment holding	Hong Kong
Tasco Investments Limited	8	62.1	-	Investment holding	British Virgin Islands
Tegraton Limited	2	62.1	-	Property leasing	Hong Kong
Tiona Holdings Limited	8	62.1	-	Investment holding	British Virgin Islands
Topgrace Investments Limited	8	100	-	Investment holding	British Virgin Islands
Topnic Limited	2	100	100	Property leasing	Hong Kong
Union Rise International Limited	2	100	100	Investment holding	Hong Kong
Uraga Investments Limited	8	100	100	Dormant	British Virgin Islands
Urmia Investment Limited	8	62.1	-	Investment holding	British Virgin Islands
Vamay Investment Limited	8	62.1	-	Investment holding	British Virgin Islands
Vanner Limited	8	62.1	-	Investment holding	British Virgin Islands

HANG LUNG GROUP LIMITED

Certified true copy
For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

Secretary

LIST OF SUBSIDIARIES

At 30th June, 2003

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Vassan Investments Limited	8	62.1	-	Investment holding	British Virgin Islands
Velan Limited	2	100	100	Property development	Hong Kong
Viared Limited	8	62.1	-	Investment holding	British Virgin Islands
Wai Luen Investment Company, Limited	100,000	62.1	-	Property leasing	Hong Kong
Wapco Investment Limited	8	62.1	-	Investment holding	British Virgin Islands
Wentworth Limited	8	100	-	Investment holding	British Virgin Islands
Wililoy Limited	2	62.1	-	Property leasing	Hong Kong
Yangli Limited	2	62.1	-	Property leasing	Hong Kong
Yannett Properties Limited	8	62.1	-	Investment holding	British Virgin Islands
Yee Fly Investment Limited	1,000	100	100	Investment holding & securities trading	Hong Kong
Zarat Limited	2	62.1	-	Property leasing	Hong Kong
Zimba Investment Limited	8	62.1	-	Investment holding	British Virgin Islands

_quity Joint Venture in The People's Republic of China	Registered Capital (US$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Shanghai Hang Bond Property Development Co., Ltd.	167,004,736	59.1	-	Property leasing	The People's Republic of China
Shanghai Heng Cheng Real Estate Development Co., Ltd.	17,766,000	70	-	Property development	The People's Republic of China
Shanghai Kong Hui Property Development Co., Ltd.	165,000,000	53.7	-	Property development & leasing	The People's Republic of China

HANG LUNG GROUP LIMITED

LIST OF JOINTLY CONTROLLED ENTITIES

At 30th June, 2003

ompany	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Applegate Company Limited	10,000	50	50	Investment holding	Hong Kong
Arges Limited	4	31.1	-	Dormant	Hong Kong
Daily Win Development Limited	400	25	-	Property leasing	Hong Kong
Flying Gazelle Limited	2	50	50	Property leasing	Hong Kong
Hang Hing Mortgage (TH) Limited	2	50	-	Financial services	Hong Kong
Hang Lung-Hakuyosha Dry Cleaning Limited	519,000	50	-	Dry & laundry cleaning	Hong Kong
Hang Lung-Hakuyosha (Hong Kong) Limited	800,000	50	50	Investment holding	Hong Kong
Hang Wise Company Limited	200	50	50	Property leasing	Hong Kong
Hantak Ortho-Technology Limited	5,165,000	38.7	-	Developing Bioactive and Osteoporotic Bone Cement for commercialisation	Hong Kong
Kei Fung Investment Company, Limited	10,000,000	50	50	Dormant	Hong Kong
Lee Chau Company Limited	2,500,000	40.8	-	Holding of completed property for sale	Hong Kong
Newfoundworld Limited	2,000,000	20	-	Property development	Hong Kong
Newfoundworld Finance Limited	100,000	20	-	Financial services	Hong Kong
Newfoundworld Holdings Limited	2,000,000	20	-	Investment holding	Hong Kong
Pure Jade Limited	1,000	20	-	Property development	Hong Kong
Star Play Development Limited	3	20.7	-	Property leasing	Hong Kong
Tai Hing Gardens Management Company Limited	1,000	50	-	Property management	Hong Kong

董事局報告
Report of the Directors

董事局欣然提呈截至二零零三年六月三十日止年度其報告及已審核賬項以供省覽。

主要業務

本公司之主要業務為控股投資，並透過其附屬公司從事物業發展以供銷售及租賃、投資物業以供收租之用，以及其他投資。其他業務包括停車場管理及物業管理，並透過合營公司經營乾洗服務。

按業務及地域性分析之本集團營業額及業績載於賬項附註第二項內。

主要附屬公司及合營公司

本集團之主要附屬公司及合營公司，其營業及註冊地點、已發行股本／註冊資本等資料載於賬項附註第三十三及三十四項內。

業績

本集團截至二零零三年六月三十日止年度之溢利及本公司與本集團於該日之財政狀況載於第七十至一百二十六頁之賬項內。

本集團過去十個財政年度之業績、資產及負債概要載於第四及五頁內。

股息

董事現建議派發末期股息每股三角二仙，連同於二零零三年四月二十五日已派發之中期股息每股一角二仙，截至二零零三年六月三十日止年度之全年派息將合共為每股四角四仙。擬派發之末期股息倘於二零零三年十一月十三日舉行之股東週年大會中獲股東通過，將於二零零三年十一月二十八日派發予於二零零三年十一月七日名列股東名冊之股東。

股本

年內本公司股本之變動詳情載於賬項附註第二十四項內。

購回、出售或贖回上市證券

年內本公司及其附屬公司均無購回、出售或贖回本公司之任何上市證券。

儲備

年內本公司及本集團之儲備變動情況載於賬項附註第二十五項內。

捐款

年內本集團之捐款為港幣一千二百二十萬元(二零零二年：港幣二百九十萬元)。

Certified true copy

For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

....
Secretary

核數師報告
Report of the Auditors

Certified true copy
For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

Secretary

致恒隆集團有限公司各股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第七十至一百二十六頁按照香港公認會計原則編製的賬項。

董事及核數師的責任
香港《公司條例》規定董事須編製真實和公允的賬項。在編製這些賬項時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並說明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果,對這些賬項提出獨立意見,並按照香港《公司條例》第一百四十一條的規定,只向作為法人團體的股東報告。除此以外,我們的報告不可用作其他用途。我們概不就本報告的內容,對任何其他人士負責或承擔法律責任。

意見的基礎
我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證,亦包括評估董事於編製賬項時所作的主要估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況,以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時,是以取得一切我們認為必須的資料及解釋為目標,使我們能獲得充份的憑證,就賬項是否存在重大的錯誤陳述,作合理的確定。在提出意見時,我們亦已衡量賬項所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見
我們認為,上述的賬項均真實和公允地反映　貴公司及　貴集團於二零零三年六月三十日的財政狀況和　貴集團截至該日止年度的溢利及現金流量,並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港,二零零三年八月二十八日

To the Shareholders of Hang Lung Group Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 70 to 126 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors
The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 28 August 2003

資產負債表
Balance Sheets

For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

Secretary

二零零三年六月三十日
以港幣為單位

At 30 June 2003
Expressed in Hong Kong dollars

		附註 Note	集團 Group 2003 百萬元 $Million	集團 Group 2002 百萬元 $Million	公司 Company 2003 百萬元 $Million	公司 Company 2002 百萬元 $Million
資產	ASSETS					
非流動資產	Non-current assets					
固定資產	Fixed assets	10	**31,166.1**	32,402.2	**-**	-
附屬公司權益	Interest in subsidiaries	11	**-**	-	**12,902.6**	13,403.0
合營公司權益	Interest in jointly controlled entities	12	**1,390.6**	1,648.4	**3.6**	2.3
貸款及投資	Loans and investments	13	**501.8**	260.4	**-**	-
			33,058.5	34,311.0	**12,906.2**	13,405.3
流動資產	Current assets					
存貨	Inventories	14	**11,456.2**	9,975.5	**-**	-
應收賬款及其他應收款	Trade and other receivables	15	**286.4**	308.1	**0.2**	0.2
投資項目	Investments	16	**11.9**	653.5	**-**	-
現金及銀行存款	Cash and deposits with banks		**1,683.8**	3,673.2	**-**	3.1
			13,438.3	14,610.3	**0.2**	3.3
流動負債	Current liabilities					
銀行貸款及透支	Bank loans and overdrafts	17	**601.1**	306.1	**0.2**	-
應付賬款及其他應付款	Trade and other payables	18	**2,044.5**	1,976.7	**4.5**	4.7
稅項	Taxation	6(b)	**372.1**	350.4	**-**	-
			3,017.7	2,633.2	**4.7**	4.7
流動資產／(負債)淨值	Net current assets/ (liabilities)		**10,420.6**	11,977.1	**(4.5)**	(1.4)
資產減流動負債總值	Total assets less current liabilities		**43,479.1**	46,288.1	**12,901.7**	13,403.9
非流動負債	Non-current liabilities					
銀行貸款	Bank loans	17	**9,236.0**	9,166.9	**-**	-
可換股債券	Convertible bonds	19	**3,414.1**	3,390.3	**-**	-
其他長期負債	Other long term liabilities	20	**1,302.6**	1,349.7	**-**	-
			13,952.7	13,906.9	**-**	-
少數股東權益	Minority interests	23	**12,486.5**	14,221.3	**-**	-
資產淨值	NET ASSETS		**17,039.9**	18,159.9	**12,901.7**	13,403.9

資產負債表(續) Balance Sheets (Continued)

二零零三年六月三十日 / At 30 June 2003
以港幣為單位 / Expressed in Hong Kong dollars

		附註 Note	集團 Group 2003 百萬元 $Million	集團 Group 2002 百萬元 $Million	公司 Company 2003 百萬元 $Million	公司 Company 2002 百萬元 $Million
資本及儲備	CAPITAL AND RESERVES					
股本	Share capital	24	**1,324.6**	1,323.8	**1,324.6**	1,323.8
儲備	Reserves	25	**15,715.3**	16,836.1	**11,577.1**	12,080.1
股東權益	Shareholders' funds		**17,039.9**	18,159.9	**12,901.7**	13,403.9

袁偉良	吳士元	**Nelson W. L. Yuen**	**Terry S. Y. Ng**
董事總經理	*執行董事*	*Managing Director*	*Executive Director*

For and on behalf of
HANG LUNG GROUP LIMITED
恒 隆 集 團 有 限 公 司

Secretary

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

Form 表格 **SC1**

Return of Allotments
股份分配申報表

04 FEB 19 AM 7:21

Companies Registry
公 司 註 冊 處

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
03	11	2003	to 至	14	11	2003

3 Totals of this Allotment 此股份分配的總款額 : -

Nominal Amount Paid and Payable
已繳及應繳的總面額
HKD 230,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]
HKD 1,215,100.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配)
HKD 1,326,905,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
Ordinary	HKD	180,000	1.00	6.12	0.00	5.12	921,600.00
Ordinary	HKD	50,000	1.00	6.87	0.00	5.87	293,500.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0098
Deadline: 27/12/2003

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

04/12/2003	FF661782
CR No. :	-006206-
Sh. Form :	SC1
08	$1,216.00
TOTAL(CHQ)	$1,216.00

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
WAI Siu Yu, Fish 衛少羽 Business Executive	Flat F, 9/F., Block 4, Greenpark Villa, 9 Kat Cheung Crescent, Fanling, New Territories, Hong Kong	130,000		
LEE Kar Li, Elina 李嘉莉 Corporate Communications	Flat 6C, Block 2, The Grand Panorama, 10 Robinson Road, Hong Kong	50,000		
	Total Shares Allotted by Class 各類股份分配總額			

To be continued...

Signed 簽名：

Name 姓名： Robin Sik Wing CHING

~~Director 董事~~／Secretary 秘書

Date 日期： 1st December, 2003

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

Continuation Sheet (Sheet 1 of 1)
續頁 第 1 頁(共 1 頁)

7 Details of Allottees 獲分配股份者的詳情 (cont'd 續上頁)

Name, Occupation and Description 姓名/名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
FONG Kay Shing 方基成 Project Manager	Room 2304, Yuet Chui Court, Yan Tsui Street, Chaiwan, Hong Kong	50,000		
	Total Shares Allotted by Class 各類股份分配總額	230,000		

Your Ref: LD20030929-00014
Our Ref : SO-281-2003/HLGL

24th November, 2003

Listing Division,
The Stock Exchange of Hong Kong Limited,
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Sammy Chau

Dear Sirs,

Re: Case Number: 20030919-F00010-0063
Hang Lung Group Limited
Annual General Meeting held on 13th Nov., 2003

We refer to your letter dated 29th September, 2003, and would like to inform you that at the Annual General Meeting ("AGM") of the Company held on 13th November, 2003, all resolutions set out in the Notice of AGM dated 20th October, 2003 ("the Resolutions") have been duly passed. Accordingly, we enclose herewith a copy of the resolutions signed by the Chairman of the Meeting together with 8 certified extract from the minutes of the AGM in respect of the Resolutions together with 8 certified copy of the Circular in printed version in respect of Notice of AGM and Repurchase Mandate of the Company for your record. Please note that the issued share capital as at the date of the resolutions, i.e. 13th November, 2003 was 1,326,855,242 shares.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

HANG LUNG GROUP LIMITED
恒隆集團有限公司

Resolution Passed on 13th November, 2003

At the Annual General Meeting of the Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Thursday, 13th November, 2003 at 10:30 a.m., the following Ordinary Resolutions were duly passed :-

A. "THAT:-

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:-

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the

Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

RONNIE C. CHAN
Chairman

13th November, 2003

Name of Company: **HANG LUNG GROUP LIMITED**
Registered Office : 28th Floor, 4 Des Voeux Road Central, Hong Kong.

Extract from the Minutes of an Annual General Meeting ("AGM") of the Company held at 29th Floor, 4 Des Voeux Road Central, Hong Kong on 13th November, 2003:-

GENERAL MANDATE RE REPURCHASE OF OWN SHARES

The Chairman proposed the following resolution as an Ordinary Resolution of the Company :-

"THAT Resolution No. 5A as set out in the Notice of Annual General Meeting dated 20th October, 2003 be and is hereby passed as an Ordinary Resolution."

A shareholder, Ms. Belinda Ho seconded the motion which was put to the Meeting and declared carried unanimously.

GENERAL MANDATE RE ISSUE OF SHARES

The Chairman proposed the following resolution as an Ordinary Resolution of the Company :-

"THAT Resolution No. 5B as set out in the Notice of Annual General Meeting dated 20th October, 2003 be and is hereby passed as an Ordinary Resolution."

A shareholder, Ms. Esther Li seconded the motion which was put to the Meeting and declared carried unanimously.

.../2

GENERAL MANDATE RE ISSUE OF REPURCHASED SHARES

The Chairman proposed the following resolution as an Ordinary Resolution of the Company :-

"THAT Resolution No. 5C as set out in the Notice of Annual General Meeting dated 20th October, 2003 be and is hereby passed as an Ordinary Resolution."

A shareholder, Ms. Rebecca Hu seconded the motion which was put to the Meeting and declared carried unanimously.

I hereby certify that the foregoing Resolutions were passed by the shareholders of the Company at the AGM, that they have been entered in the Minute Book of the Company and signed therein by the Chairman of the AGM and are in accordance with the Company's Memorandum and Articles of Association or equivalent constitutional documents.

Date : 13th November, 2003

Robin S.W. Ching
Secretary

恒隆集團有限公司
HANG LUNG GROUP LIMITED

Certified True Copy

Secretary

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("the Meeting") of Hang Lung Group Limited ("the Company") will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Thursday, 13th November, 2003 at 10:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2003.

2. To declare a final dividend.

3. To re-elect directors and authorise the Board of Directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. A. "THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Companies Registry
公 司 註 冊 處

Company Number 公司編號: 6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Type of Change 更改事項

- [ ] Resignation or cessation 辭職或停職
- [ ] New appointment 新委任
- [x] Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

- [ ] Secretary 秘書
- [ ] Director 董事
- [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0097
Deadline: 08/12/2003

For Official Use
請勿填寫本欄

收件日期 RECEIVED
26 -11- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號

6206

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of address of director	25 / 11 / 2003 (DD 日 | MM 月 | YYYY 年)

Existing Name 現用姓名: YIN Shang Shing 殷尚賢

Name／New Name 姓名／新姓名: N/A
Surname 姓氏 | Other names 名字

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: 0235, Tower 5, Parkview, 88 Tai Tam Reservoir Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A079714(9)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(Robin Sik Wing CHING) Date 日期： 25th November, 2003

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th November, 2003

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited 04 FEB 19 AM 7:21

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 1st December, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : √
2. Preference shares :
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ____________)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,326,675,242		
Increase/(Decrease) during the month	230,000		
Balance at close of the month :	1,326,905,242		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____	Per	attached				230,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ____ 2.______ *Subscription price:* *HK$* ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				N/A
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					230,000

Remarks : ____________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secreta

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	7,527,000	Nil	180,000	0	7,347,000	180,000
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	100,000	Nil	Nil	Nil	100,000	Nil
- Exercise price: HK$6.87	150,000	Nil	50,000	Nil	100,000	50,000
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Companies Registry
公 司 註 冊 處

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
04	12	2003	to 至	29	12	2003

3 Totals of this Allotment 此股份分配的總款額 : -

Nominal Amount Paid and Payable
已繳及應繳的總面額

HKD 320,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]

HKD 1,638,400.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 （包括此分配）

HKD 1,327,225,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額 Paid 已繳付	Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
Ordinary	HKD	320,000	1.00	6.12	0.00	5.12	1,638,400.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0101
Deadline: 28/01/2004

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

09/01/2004	88474027
CR No. :	-006206-
Sh. Form :	SC1
08	$1,639.00
----------	---------------
TOTAL(CHQ)	$1,639.00
	===============

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A						

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
WAI Siu Yu, Fish 衛少羽 Business Executive	Flat F, 9/F., Block 4, Greenpark Villa, 9 Kat Cheung Crescent, Fanling, New Territories, Hong Kong	220,000		
FONG Kay Shing 方基成 Project Manager	Room 2304, Yuet Chui Court, Yan Tsui Street, Chaiwan, Hong Kong	100,000		
	Total Shares Allotted by Class 各類股份分配總額	320,000		

Signed 簽名：

Name 姓名： Robin Sik Wing CHING

~~Director 董事~~／Secretary 秘書

Date 日期： 9th January, 2004

FORM I

AMENDMENT

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st December, 2003

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 5th January, 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V 2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,326,905,242		
Increase/(Decrease) during the month	320,000		
Balance at close of the month :	1,327,225,242		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ Exercise price: HK$ ____ 2. ______ Exercise price: HK$ ____	Per	attached				
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ____ 2. ______ Subscription price: HK$ ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$ ____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				Nil

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: 320,000

Remarks : ____________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	7,347,000	Nil	320,000	Nil	7,027,000	320,000
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	100,000	Nil	Nil	Nil	100,000	Nil
- Exercise price: HK$6.87	100,000	Nil	Nil	Nil	100,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil